As filed with the Securities and Exchange Commission on July 2, 2012
Registration Nos. 333-_____
and 811-08209

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 12	☒

United Investors Universal Life Variable Account
(Exact Name of Registrant)

Protective Life Insurance Company
(Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
Depositor's Telephone Number, including Area Code:

Max Berueffy, Esq.
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223
Name and Address of Agent for Service:

Copy to:
Stephen E. Roth, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Title of securities being registered:

Flexible Premium Variable Life Insurance Policies

Prospectus
July 2, 2012

     This prospectus describes the Advantage PlusSM Variable Life Insurance policy, a flexible premium variable life insurance policy (“policy”). The policy is issued by Protective Life Insurance Company. Prior to July 1, 2012, the policy was issued by United Investors Life Insurance Company. (See “Protective Life Insurance Company” for information about the merger of United Investors Life Insurance Company with and into Protective Life Insurance Company.) We do not currently offer this policy for sale to new purchasers.

     The policy is a long-term investment designed to provide significant life insurance benefits for the insured. This prospectus provides information that a prospective owner should know before investing in the policy; please read it carefully before investing, and keep it for future reference. You should consider the policy in conjunction with other insurance you own. It may not be advantageous to replace existing insurance with the policy, or to finance the purchase of the policy through a loan or through withdrawals from another policy.

You can allocate your policy’s values to:
• United Investors Universal Life Variable Account (the “Variable Account”), which invests in the mutual fund portfolios listed below; or
• the fixed account, which pays a guaranteed minimum fixed rate of interest.

     Please read the prospectus for the portfolios available through the Variable Account before investing and save it for future reference.

       Please note that the policies and the portfolios:
• are not guaranteed to achieve their goals;
• are not federally insured;
• are not endorsed by any bank or government agency; and
• are subject to risks, including loss of the amount invested.

The Securities and Exchange Commission

(“SEC”) has not approved or disapproved the policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

ADVANTAGE PLUSSM
VARIABLE LIFE INSURANCE

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
     issued by

Protective Life Insurance Company (formerly issued by United Investors Life Insurance Company) through United Investors Universal Life Variable Account

Customer Service
Protective Life Insurance Company
Post Office Box 1928
Birmingham, AL 35282-8238

Toll Free: (800) 456-6330

     The policy offers 11 funding choices—one fixed account (paying a guaranteed minimum fixed rate of interest) and ten variable investment divisions which invest in the following mutual fund portfolios of Ivy Funds Variable Insurance Portfolios:

•	Ivy Funds VIP Asset Strategy*
•	Ivy Funds VIP Balanced
•	Ivy Funds VIP Bond
•	Ivy Funds VIP Core Equity
•	Ivy Funds VIP Growth
•	Ivy Funds VIP High Income*
•	Ivy Funds VIP International Growth
•	Ivy Funds VIP Money Market
•	Ivy Funds VIP Science and Technology
•	Ivy Funds VIP Small Cap Growth

* Not available in California

VARIABLE LIFE INSURANCE POLICIES:

ARE NOT FDIC INSURED	ARE NOT BANK GUARANTEED	MAY LOSE VALUE

Privacy Policy of Protective Life Insurance Company (inside front cover)

U-1165, Ed. 5-11

Table of Contents
Policy Benefits/Risks Summary	1
Policy Benefits	1
Death Benefits	1
Cash Benefits	1
Transfers	2
Tax Benefits	2
Dollar-Cost Averaging	2
Free Look	2
Supplemental Benefits	2
Illustrations	2
Policy Risks	3
Investment Risk	3
Risk of Termination	3
Tax Risks.	3
Surrender Risks	4
Loan Risks	4
Risk of Increase in Current Fees and Charges	4
Risk of Frequent Trading	4
Portfolio Risks	5
Fee Tables.	6
The Policy	9
The Policy in General	9
Purchasing a Policy	9
When Insurance Coverage Takes Effect	10
“Free Look” Right to Cancel the Policy	10
Policy Changes	10
Premiums	11
Planned Premiums	11
Premiums to Prevent Termination.	11
Processing Your Policy Transactions: “Good Order” Requirements	12
Death Benefit Guarantee	12
Crediting Premiums to the Policy	13
Net Premium Allocations	13
Tax-Free “Section 1035” Exchanges	13
Policy Values	13
Policy Value	13
Variable Account Value	14
Fixed Account Value	15
Death Benefits	16
Amount of Death Benefit Payable	16
Death Benefit Options	16
Changing the Death Benefit Option	17
Changing the Face Amount	17
Effect of Partial Surrenders on the Death Benefit	18
Beneficiary	19
Maturity	19
Surrenders and Partial Surrenders	19
Surrenders	19
Partial Surrenders	19

ii

Transfers	20
General	20
Dollar-Cost Averaging	22
Loans	23
Payments	24
Policy Reinstatement	25
Protective Life Insurance Company and The Fixed Account	25
Protective Life Insurance Company	25
The Fixed Account	25
The Variable Account and the Portfolios	26
The Variable Account	26
Changing the Variable Account.	26
The Portfolios	27
Certain Payments We Receive With Regard to the Portfolios	29
Addition, Deletion, or Substitution of Investments	30
Voting of Portfolio Shares	30
Charges and Deductions	31
Premium Expense Charge	31
Mortality and Expense Risk Charge	32
Monthly Deduction	32
Surrender Charge	32
Partial Surrender Charge	33
Cost of Insurance	33
Other Charges	34
Supplemental Benefits and Riders	34
Tax Considerations	35
Tax Status of Protective Life	35
Taxation of Insurance Policies	36
Polices That Are Not MECs	37
Policies That Are MECs	38
Constructive Receipt Issues	38
Section 1035 Exchanges	39
Life Insurance Purchases by Nonresident Aliens and Foreign Corporations	39
Actions to Ensure Compliance with the Tax Law	39
Other Considerations	39
Life Insurance Purchases by Employers	39
Federal Income Tax Withholding	40
Sale of the Policies	40
State Variations.	40
Legal Proceedings	41
Financial Statements	41
Glossary	42
Statement of Additional Information Table of Contents	43

The primary purpose of this policy is to provide insurance protection. No claim is made that the policy is similar or comparable to an investment in a mutual fund.

iii

Policy Benefits/Risks Summary

     The policy is a flexible premium variable life insurance policy. The policy is built around its policy value. The policy value will increase or decrease depending on the investment performance of the investment divisions, the amount of interest we credit to the fixed account, the premiums you pay, the policy fees and charges we deduct, and the effect of any policy transactions (such as transfers, withdrawals, and loans). We do not guarantee any minimum policy value. You could lose some or all of your money.

     This summary describes the policy’s important benefits and risks. The sections in the prospectus following this summary discuss the policy’s benefits and other provisions in more detail. The Glossary at the end of the prospectus defines certain words and phrases used in this prospectus.

     The policy is no longer being sold, but if you already own one you can continue to make premium payments and exercise all of your other rights under your policy. The policy is not available in all states. This prospectus does not offer the policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and the underlying mutual funds’ prospectuses carefully before investing.

Policy Benefits

Death Benefits

     We pay a death benefit to the beneficiary if the insured dies while the policy is in force and prior to the policy’s maturity date. We pay the death benefit when we receive satisfactory proof at our Administrative Office of the insured’s death.

•	Death Benefit Options A and B. You must select one of two death benefit options under the policy:
	(a)	Option A: the greater of the policy’s face amount or a multiple of its policy value; or
	(b)	Option B: the greater of (1) the policy’s face amount plus its policy value or (2) a multiple of its policy value.

     Subject to certain limits, you may change the policy’s face amount and death benefit option. Changing the policy’s face amount or death benefit option may have tax consequences.

     The policy’s death benefit guarantee feature will keep the policy in force during the death benefit guarantee period even if there is insufficient cash surrender value to pay the cost of insurance and other periodic charges. The death benefit guarantee remains effective so long as cumulative premiums paid on the policy, less any partial surrenders and outstanding loan balance, equals or exceeds (i) the minimum monthly premium multiplied by (ii) the number of months the policy has been in force. If the death benefit guarantee ends due to insufficient premium payments, it may not be restored by payment of additional premiums.

     The death benefit guarantee period generally ends at the insured’s age 65 under death benefit option A or age 62 under death benefit option B. This period may vary in some states.

Cash Benefits

     Your policy value is the sum of the amounts allocated to the variable investment divisions (variable account value) and the amount allocated to the fixed account (fixed account value). The cash surrender value (the policy value less any applicable surrender charge) may be substantially less than the premiums paid.

•
Policy Loans. You may take loans in aggregate amounts of up to 90% of the policy’s cash surrender value. Policy loans reduce the amount available for allocations and transfers. Policy loans may have tax consequences. (See “Tax Considerations.”)

•
Full Surrender. You may surrender the policy at any time for its net cash surrender value. The net cash surrender value is the cash surrender value less any loan balance. Surrendering the policy may have tax consequences. (See “Tax Considerations.”)

•
Partial Surrender. You generally may make a partial surrender from the net cash surrender value at any time during the insured’s life, provided that the policy has sufficient net cash surrender value remaining.

Partial surrenders may have tax consequences. (See “Tax Considerations.”)

Transfers

     Within certain limits, you may transfer all or part of your policy value among the variable investment divisions and the fixed account up to 12 times in a policy year. We may severely restrict transfers in the future or even revoke the transfer privilege for certain policy owners. (See “Transfers.”)

Tax Benefits

     We intend for the policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, the death benefit generally should be excludable from the gross income of its recipient. Similarly, you should not be deemed to be in constructive receipt of the policy value, and therefore should not be taxed on increases in the policy value until you take out a loan, surrender the policy, make a partial surrender, or we pay the maturity benefit. All distributions, to the extent taxable, will be taxed as ordinary income, not as capital gains. In addition, transfers of policy value among the fixed account and the variable investment divisions are not taxable transactions.

Dollar-Cost Averaging

     Before the maturity date, you may have automatic transfers of a predetermined amount made from the money market investment division to other variable investment divisions. Certain minimums and other restrictions apply.

Free Look

     For a limited time after the policy’s effective date, you may cancel the policy and receive a full refund of all premiums paid.

Supplemental Benefits

     Your policy may have one or more supplemental benefits which are attached to the policy by rider. Each is subject to its own requirements as to eligibility and additional cost. Among the benefits currently available under the policy are:

•	accelerated death benefit rider;

•	accidental death benefit rider;

•	additional insured term insurance rider;

•	children’s term insurance rider; and

•	disability waiver of monthly deductions rider.

Other supplemental benefits may also be available, and all benefits may not be available in all states.

Illustrations

     You should receive your own personalized illustrations of hypothetical death benefits and policy values that reflect your own particular circumstances. These hypothetical illustrations may help you:

(a)	understand (i) the long-term effects of different levels of investment performance and (ii) the charges and deductions under the policy; and

(b)	compare the policy to other life insurance policies.

     The hypothetical illustrations also show that the cash surrender value may be low if the policy is surrendered in the early policy years. Therefore, the policy should not be purchased as a short-term investment. The illustrations are based on hypothetical rates of return and are not a representation or guarantee of investment returns or policy values.

Policy Risks

Investment Risk

     If you invest your policy value in one or more variable investment divisions, then you will be subject to the risk that investment performance will be unfavorable and that the policy value will decrease. In addition, we deduct policy fees and charges from your policy value. There is no minimum guaranteed policy value. The policy value may decrease if the investment performance of the variable investment divisions (to which policy value is allocated) is not sufficiently positive to cover the charges deducted under the policy. During times of poor investment performance, these deductions will have an even greater impact on your policy value. You could lose everything you invest.

     If you allocate net premiums to the fixed account, then we credit your policy account value (in the fixed account) with a declared rate of interest. You assume the risk that the fixed account declared rate of interest may not exceed the guaranteed minimum rate of 4.0% per year.

Risk of Termination

     The policy will terminate without value after a grace period, even if all planned premiums have been paid in full and on schedule, if the net cash surrender value (based on the policy value) becomes insufficient to cover the monthly deduction when due, and the death benefit guarantee is not in effect. Additional premium payments will be necessary during the grace period to keep the policy in force if this occurs.

Tax Risks

     In order to qualify as a life insurance policy for Federal income tax purposes and to receive the tax treatment normally accorded life insurance policies under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a policy issued on a standard rate class basis should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements, especially if the full amount of premiums is paid.

     Depending on the total amount of premiums you pay, the policy may be treated as a modified endowment contract under Federal tax laws. If a policy is treated as a modified endowment contract, then surrenders, partial surrenders, loans, pledges, and assignments under the policy will be taxable to the extent there are earnings in the policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1 / 2 . If the policy is not a modified endowment contract, then distributions generally will be treated first as a return of basis or investment in the policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Finally, neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.

     See “Tax Considerations.” You should consult a qualified tax advisor for assistance in all policy-related tax matters.

Surrender Risks

     If you surrender the policy before the end of the 16th policy year, we will deduct a surrender charge based on its face amount at issue. We also deduct the surrender charge if you surrender the policy before the end of the 16th year following an increase in its face amount (based on the amount of the increase). It is possible that you will receive no net cash surrender value if you surrender your policy especially in the first few policy years. You should purchase the policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the policy if you intend to surrender all or part of the policy value in the near future. We designed the policy to meet long-term financial goals. The policy is not suitable as a short-term investment.

     Even if you do not surrender your policy, surrender charges may play a role in determining whether your policy will terminate without value, because surrender charges affect the net cash surrender value which is a measure we use to determine whether your policy will enter a grace period (and possibly terminate). See “Risk of Termination,” above.

A surrender may have tax consequences. (See “Tax Considerations.”)

Loan Risks

     A policy loan will affect your policy in several ways over time, whether or not it is repaid, because the investment results of the variable investment divisions may be less than (or greater than) the net interest rate credited on the amount transferred to the fixed account securing the loan.

•
Your policy value, by comparison to a policy under which no loan has been made, will be less if this fixed account net interest rate is less than the investment return of the applicable variable investment divisions (and greater if the fixed account net interest rate is higher than the investment return of the applicable variable investment divisions).

•	A policy loan increases the risk that the policy will terminate, since a loan decreases the net cash surrender value and could be a factor in whether the death benefit guarantee remains in effect.

•	Loans may be treated as taxable distributions and may be subject to a 10% penalty tax. (See “Tax Considerations.”)

•	If the death benefit becomes payable while a policy loan is outstanding, the loan balance will be deducted in calculating the death benefit proceeds.

     If you surrender the policy or your policy terminates because the loan balance exceeds the cash surrender value on any monthly anniversary (and the death benefit guarantee is not in effect), the amount of the loan, to the extent it has not been previously taxed, may be taxable to you.

Risk of Increase in Current Fees and Charges

     Certain fees and charges currently are assessed at less than their guaranteed maximum levels. In the future, we may increase these current charges up to the guaranteed (that is, maximum) levels. If fees and charges are increased, you may need to increase the amount and/or frequency of premiums to keep the policy in force.

Risk of Frequent Trading

     The policies are first and foremost life insurance policies, designed primarily for death benefit protection and perhaps also for retirement or other long-term financial planning, and are not designed or appropriate for market timers or other persons that use programmed, large, or frequent transfers. Frequent, large, programmed, or short-term transfers among the variable investment divisions (“Harmful Trading”) or between the variable investment divisions and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries). These risks and harmful effects include: (1) dilution of the interests of long-term investors in a variable investment division if transfers into the investment division are made at unit values that are below the true value or transfers out of the variable investment division are made at unit values higher than the true value (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as causing the portfolio to maintain a higher level of cash than would otherwise be the case, or causing a portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals; and (3) increased brokerage and administrative expenses.

Portfolio Risks

     A comprehensive discussion of the risks of each portfolio may be found in the Ivy Funds Variable Insurance Portfolios prospectus. Please refer to this prospectus for more information.

There is no assurance that any portfolio will achieve its stated investment objective.

Fee Tables*

     The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you pay premiums, surrender the policy, or make partial surrenders from the policy. If the amount of a charge depends on the personal characteristics of the insured, then the fee table lists the minimum and maximum charges we assess under the policy, and the fees and charges of a typical insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

Transaction Fees
	When Charge is	Amount Deducted—Maximum
Charge	Deducted	Guaranteed Charge
Premium Expense	Upon receipt of each	3.5% of each premium payment for state, local
Charge:	premium payment	and federal tax charges
Surrender Charge:
Minimum and	Upon full surrender, lapse or	$6.00 to $26.00 per $1,000 of face amount,
Maximum Charge	decrease in face amount	which varies with the insured’s age on the
	before the end of the 16th	policy’s effective date (or at the time of increase
	policy year (or before the	in the policy’s face amount)(1)
end of the 16th policy year
following an increase in the
policy’s face amount)
Representative Insured:	Upon full surrender, lapse or	$7.75 per $1,000 of face amount(2)
Age 39 in the first	decrease in face amount
policy year	before the end of the 16th
policy year (or before the
end of the 16th policy year
following an increase in the
policy’s face amount)
Partial Surrender	Upon partial surrender of	The lesser of $25 or 2% of the partial surrender
Charge:	the policy	amount, plus a portion of the surrender charge
equal to (i) the percentage of the net cash
surrender value requested, multiplied by (ii) the
surrender charge then in effect
Accelerated Death	At the time the accelerated	$250 plus expected future interest on
Benefit Rider:	death benefit is paid	accelerated benefit amount at a rate of 6%(3)

*
Certain of the fees and charges in these tables have been rounded in accordance with regulations of the Securities and Exchange Commission. Accordingly, actual charges may be somewhat higher (or lower) than the figures in these tables.

(1)
The surrender charge remains level for the first five policy years (or the first five years after a face amount increase) and declines each year thereafter until it reaches zero at the end of the 16th policy year (or at the end of the 16th year after a face amount increase). (See “Charges and Deductions.”)

(2)
The surrender charge varies based on the insured’s age. The charge generally decreases as the insured ages. The surrender charge shown in the table may not be typical of the charge you will pay. Your policy’s data page will indicate the surrender charge applicable to your policy.

(3)	The current charge deducted is $100 plus expected future interest on accelerated benefit amount at a rate of 6.0%.

     The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. If the amount of a charge depends on the personal characteristics of the insured, then the fee table lists the minimum and maximum charges we assess under the policy, and the fees and charges of a typical insured with the characteristics set forth below. These charges may not be typical of the charges you will pay.

Periodic Charges Other Than Portfolio Operating Expenses
Amount Deducted—
	When Charge is	Maximum Guaranteed	Amount Deducted—
Charge	Deducted	Charge	Current Charge
Cost of Insurance:(4)
Minimum and	On policy’s effective	$0.06-$1,000.00 per	$0.06-$23.81 per $1,000
Maximum(5) Charge	date and on each	$1,000 of net amount at	of net amount at risk per
	monthly anniversary	risk(6) per month	month
Representative Insured:	On policy’s effective	$0.11 per $1,000 of net	$0.08 per $1,000 of net
Issue Age 31, Female	date and on each	amount at risk per month	amount at risk per month
Preferred Non-Tobacco	monthly anniversary
Administrative Charge:	On policy’s effective	$7.50 per month for life	$5.00 per month for the
	date and on each	of the policy	life of the policy
monthly anniversary
Guaranteed Death	On policy’s effective date	$0.01 per $1,000 of face	$0.01 per $1,000 of face
Benefit Charge:	and on each monthly	amount per month	amount per month
anniversary while the
death benefit guarantee
remains in effect
Mortality and Expense	Daily	Annual rate of 0.90% for	Annual rate of:
Risk Charge:		all policy years of the	• 0.90% during first 10
		average daily net assets	policy years
		of each variable	• 0.70% during policy
		investment division in	years 11 and later
		which you are invested	of the average daily net
assets of each variable
investment division in
which you are invested
Policy Loan Interest	Daily on any outstanding	2.0% annually(7)	2.0% annually(7)
Charge:	loan	Certain loans may have	Certain loans may have
		a 0% charge	a 0% charge

(4)
Cost of insurance charges vary based on the insured’s age, sex, risk class, policy year, and face amount, or other factors. The charge generally increases as the insured ages. The cost of insurance charges shown in the table may not be typical of the charges you will pay.
Your policy’s data page will indicate the guaranteed cost of insurance charge applicable to your policy, and more detailed information concerning your cost of insurance charges is available on request from our Administrative Office. Also, before you purchase the policy, we will give you personalized illustrations of your future benefits under the policy based upon the insured’s age and risk class, the death benefit option, face amount, planned premiums, and riders requested.

(5)	Some current cost of insurance rates are lower for face amounts greater than $500,000.
(6)	The net amount at risk is equal to the amount by which the death benefit divided by 1.00327374 exceeds the policy value.
(7)
Interest is charged daily on any outstanding loan at an effective annual rate of 6.0%. On each monthly anniversary, the loaned amount will be credited with interest at a minimum guaranteed effective annual rate of 4.0%.

Periodic Charges Other Than Portfolio Operating Expenses
Amount Deducted—
		Maximum Guaranteed	Amount Deducted—
Charge	When Charge is Deducted	Charge	Current Charge
Optional Rider Charges:
• Accidental Death	On rider’s effective date	$0.10 per $1,000 of rider	$0.10 per $1,000 of rider
Benefit Rider	and on each monthly	coverage amount per	coverage amount per
	anniversary	month	month
• Additional Insured
Term Insurance
Rider(8)
Minimum and	On rider’s effective date	$0.06-$1,000.00 per	$0.06-$36.26 per $1,000
Maximum Charge	and on each monthly	$1,000 of rider coverage	of rider coverage amount
	anniversary	amount per month	per month

Representative	On rider’s effective date	$0.31 per $1,000 of rider	$0.22 per $1,000 of rider
Insured:	and on each monthly	coverage amount per	coverage amount per
Attained Age 48,	anniversary	month	month
Female Standard Non-
Tobacco
• Children’s Term	On rider’s effective date	$1.00 per $1,000 of rider	$1.00 per $1,000 of rider
Insurance Rider	and on each monthly	coverage amount per	coverage amount per
	anniversary	month	month
• Disability Waiver of
Monthly Deduction
Rider(8)
Minimum and	On rider’s effective date	$0.01-$0.28 per $1.00 of	$0.01-$0.28 per $1.00 of
Maximum Charge	and on each monthly	monthly deductions for	monthly deductions for
	anniversary	other benefits	other benefits

Representative	On rider’s effective date	$0.02 per $1.00 of	$0.02 per $1.00 of
Insured:	and on eachmonthly	monthly deductions for	monthly deductions for
Attained Age 48	anniversary	other benefits	other benefits

(8)
Charges for the riders may vary based on the insured’s issue or attained age, sex, risk class, and benefit amount. Charges based on attained age may increase as the insured ages. The rider charges shown in the table may not be typical of the charges you will pay. Your policy’s data page will indicate the rider charges applicable to your policy, and more detailed information concerning these rider charges is available on request from our Administrative Office.

     The next item shows the lowest and highest total operating expenses deducted from portfolio assets (before waiver or reimbursement) during the fiscal year ended December 31, 2011. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Annual Portfolio Operating Expenses:	Lowest		Highest
Total Annual Portfolio Operating Expenses (expenses that
are deducted from portfolio assets, including management fees,	0.47%	—	1.18%
distribution or service fees (12b-1 fees), and other expenses as a percentage of net assets of the portfolio)

The Policy

The Policy in General

     The Advantage Plus Variable Life Insurance policy is an individual flexible premium variable life insurance policy issued by Protective Life Insurance Company. Among other things, the policy:

(a)	provides insurance protection on the life of the insured until the policy’s maturity date.

(b)	allows you to vary the amount and timing of the premiums you pay and to change the amount of the death benefit payable under the policy.

(c)
provides the opportunity for policy value build-up on a tax-deferred basis, depending on investment performance of the underlying mutual fund portfolios. However, there is no guaranteed policy value and you bear the risk of poor investment performance.

(d)
permits you to borrow against the policy value, to make partial surrenders, or to surrender the policy completely. Loans and partial surrenders will affect the policy value and may affect the death benefit and termination of the policy. Loans, partial surrenders, and full surrenders may be taxable and before age 59 1 / 2 , subject to a 10% tax penalty. (See “Tax Considerations.”)

     In addition to providing life insurance, the policy provides a means of investing for your retirement or other long-term purposes. Tax deferral allows the entire amount you have invested (net of charges), plus earnings, if any, to remain in the policy where they can continue to produce an investment return. Therefore, your money could grow faster than in a comparable taxable investment where current income taxes would be due each year.

     You may divide your Advantage Plus policy value among the fixed account and ten variable investment divisions which invest in portfolios of Ivy Funds Variable Insurance Portfolios. We guarantee the principal and a minimum interest rate you will receive from the fixed account. However, the value of what you allocate to the ten variable investment divisions is not guaranteed. Instead, your investment in the variable investment divisions will go up or down with the performance of the particular Ivy Funds Variable Insurance Portfolios you select (and the deduction of charges). You will lose money on policy value allocated to the variable investment divisions if performance is negative or just not sufficiently positive to cover the charges under the policy.

Purchasing a Policy

     You will note that some of the following procedures speak to marketing of the policy. As previously discussed, the policy is no longer being actively marketed, but if you already own one you can continue to make premium payments and exercise all of your rights under your policy.

     To purchase a policy, you must complete an application, submit it in good order to our Administrative Office, and pay an initial premium which varies by the age, sex and risk class of the insured. (See “Premiums” below.) The initial premium must be paid prior to the policy’s effective date. (We will only accept a premium that complies with our underwriting rules and are in good order.) Coverage becomes effective as of the policy’s effective date. If the proposed insured dies before the policy’s effective date, our sole obligation will be to return the premium paid plus any interest earned on it (unless a temporary insurance agreement is in effect).

     There may be delays in our receipt of applications that are outside of our control because of the failure of the financial representative who sold you the policy to forward the application to us promptly, or because of delays in determining that the policy is suitable for you. Any such delays may affect when your policy can be issued and when your premium payment is allocated among the variable investment divisions and the fixed account.

     Generally, we will issue a policy covering an insured up to attained age 75 (on the policy’s effective date) if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the insured. We can provide you with details as to our underwriting rules when you apply for a policy. We reserve the right to modify our minimum face amount and underwriting requirements at any time. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a policy. We may, in our sole discretion, issue a policy covering an insured over age 75. We reserve the right to reject an application for any reason permitted by law.

     You should note that Federal laws designed to combat terrorism and prevent money laundering by criminals may require us to collect certain information about you in order to verify your identity. We may collect such information before issuing a policy, accepting a premium, paying a withdrawal, and at certain other times. See the section entitled “Payments”.

     Replacement of Existing Insurance. It may not be in your best interest to surrender, lapse, change, or borrow from existing life insurance policies or annuity contracts in connection with the purchase of the policy. You should compare your existing insurance and the policy carefully. You should not replace your existing insurance unless you determine that the policy is better for you. You may have to pay a surrender charge on your existing insurance, and the policy will impose a new surrender charge period. You should talk to your financial professional or tax advisor to make sure the exchange will be tax-free. If, instead of a tax-free exchange, you surrender your existing policy for cash and then buy the policy, you may have to pay a tax, including possibly a penalty tax, on the surrender. The issuance of the policy may be delayed if we have not received an initial premium from your existing insurance company.

When Insurance Coverage Takes Effect

     We will issue the policy only if the underwriting process has been completed, the application has been approved, and the proposed insured is alive and in the same condition of health as described in the application. We begin to deduct monthly charges from your policy value on the policy’s effective date.

“Free Look” Right to Cancel the Policy

     During the “free look” period, you may cancel your policy and receive a refund of all premiums paid. The “free look” period expires the later of:

(a)	20 days after you receive your policy; or

(b)	45 days after you sign the application for the policy.

     Some states may require a longer period or a different refund amount. In order to cancel the policy, we generally require that you return it by mail or other delivery before the end of the “free look” period to our Administrative Office or to the agent who sold it to you.

Policy Changes

We may make changes in the policy at any time if we believe the changes are necessary:

(a)	to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

(b)	to make the policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they or we are subject; or

(c)	to reflect a change in the operation of the Variable Account, if allowed by the policy.

Only an officer of Protective Life has the right to change the policy. No agent has the authority to change the policy or waive any of its terms. All endorsements, amendments, or riders must be signed by one of our officers to be valid and in some states are subject to your signed acceptance.

Premiums

The premium amounts sufficient to fund a policy depend on a number of factors, such as:

(a)	the age, sex and risk class of the proposed insured;

(b)	the face amount of the policy;

(c)	any supplemental benefits under the policy; and

(d)	the investment performance of the portfolios you choose.

The initial premium must be at least equal to the minimum monthly premium. After the initial premium is paid, additional premiums may be paid at any time. We currently require that any additional premiums be at least $25, or the minimum monthly premium, if less. We will give you 90 days’ advance written notice if we change this minimum.

     Total premiums paid in a policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. We reserve the right to reject any premium that would result in the policy being disqualified as life insurance under the Code and will refund any rejected premium. (See “Tax Considerations.”)

Planned Premiums

     When you apply for a policy, you select a quarterly, semi-annual or annual premium payment plan. You may also arrange for premiums to be paid monthly by automatic deduction from your checking account or other payment methods approved by us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned premiums (subject to the $25 minimum), or skip a planned premium entirely. However, paying the planned premiums might not be enough to keep the policy from lapsing. (See “Premiums to Prevent Termination” below.) You can change the amount of planned premiums and payment arrangements, or switch payment frequencies, whenever you want by providing satisfactory written instructions to our Administrative Office. Such changes will be effective upon our receipt of the instructions. If you increase the policy’s face amount, then a change in the amount of planned premiums may be advisable, depending on the policy value at that time and the amount of the increase requested. (See “Changing the Face Amount.”)

Premiums to Prevent Termination

     If you do not pay sufficient premiums to keep the death benefit guarantee in effect or if the investment performance of the policy’s variable investment divisions and the fixed account is not sufficient, your policy may terminate without value. Policy termination depends on (i) whether the net cash surrender value is sufficient to cover the monthly deduction when due and (ii) whether the death benefit guarantee is in effect.

If the death benefit guarantee is not in effect on a monthly anniversary and either

(a)	the net cash surrender value is less than the monthly deduction, or

(b)	the loan balance exceeds the cash surrender value,

then the policy will terminate without value unless additional premiums are paid. (See “Monthly Deduction” and “Death Benefit Guarantee.”) This can occur even if you have paid all planned premiums in full and on time.

     You will have a 61-day grace period to pay an additional premium sufficient to keep your policy in force. At least 30 days before the policy ends without value (or longer where state law requires) we will send notice of the amount required to be paid during the grace period to your last known address (and to any assignee of record). Your policy will remain in effect during the grace period. (See “Amount of Death Benefit Payable” and “Effect of Policy Loan.”) The grace period premium required to be paid will be sufficient to keep the policy in force for three months regardless of investment performance. The payment (called the “grace period premium”) required will not exceed:

(a)	the amount by which the loan balance exceeds the cash surrender value; plus

(b)	any accrued and unpaid monthly deductions as of the date of the notice; plus

(c)	an amount sufficient to cover the next two monthly deductions.

     If the grace period premium has not been paid before the end of the 61-day grace period, your policy will terminate. It will have no value, and no benefits will be payable. (See “Policy Reinstatement” for a discussion of your reinstatement rights.) If the insured should die during the grace period before the grace period premium is paid, the death benefit will still be payable to the beneficiary, although the amount paid will reflect a reduction for any monthly deductions due on or before the date of the insured’s death and for any loan balance.

Processing Your Policy Transactions: “Good Order” Requirements

     We cannot process your requests for transactions relating to the policy until we have received the requests in good order at our Administrative Office. “Good order” means the actual receipt of the requested transaction in writing, along with all information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes, to the extent applicable to the transaction, a policy number, the transaction amount (in dollars), the names of and allocations to and/or from the variable investment divisions affected by the requested transaction, the signatures of all policy owners, exactly as registered on the policy, social security number or taxpayer I.D., and any other information or supporting documentation that we may require. With respect to premiums paid, “good order” also generally includes receipt of sufficient funds by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Death Benefit Guarantee

     During the death benefit guarantee period, the death benefit is guaranteed to remain in effect so long as cumulative premiums paid, less any partial surrenders and any loan balance, are at least equal to (i) the minimum monthly premium, multiplied by (ii) the number of months the policy has been in force. If this requirement is met, the policy will remain in force, regardless of the sufficiency of net cash surrender value to cover monthly deductions. If the minimum monthly premium has changed since the policy’s effective date, the total premium amount required will be based on each minimum monthly premium amount and the number of months for which each applied. If the death benefit guarantee ends due to insufficient premium payments, it may not be restored by payment of additional premiums. Your minimum monthly premium is specified on your policy data page.

     For death benefit option A, the death benefit guarantee period lasts five years or until the insured’s attained age 65, whichever is later. For death benefit option B, the period is the later of three years or until the insured’s attained age 62. However, for policies sold in Massachusetts the death benefit guarantee period is five years for both option A and option B.

Crediting Premiums to the Policy

     Between the date your initial premium is received and the policy’s effective date, we will credit interest on the initial net premium as if it had been invested in the variable investment division investing in the money market portfolio. On the policy’s effective date, the initial net premium, plus any accrued interest on that amount, will be credited to the policy and allocated among the variable investment divisions and the fixed account according to the premium allocations that you elect. Any additional net premium received will be credited to the policy on the date we receive it at our Administrative Office, or the next business day thereafter.

Net Premium Allocations

     When you apply for a policy, you specify the percentage (from 0% to 100%) of net premium payments to be allocated to each variable investment division and to the fixed account. You can change the allocation percentages at any time by sending satisfactory written instructions to our Administrative Office. The change will apply to all premiums received after we receive your instructions in good order, unless you instruct otherwise. Net premium payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

     All instructions for allocations must be received in good order. Certain portfolios have similar names. It is important that you state or write the full name of the portfolio to which and/or from which you wish to direct your allocation when you submit an allocation request. Failure to do so may result in a delay of the requested allocation amount.

Tax-Free “Section 1035” Exchanges

     You can generally exchange one life insurance policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy, there will be a new surrender charge period for this policy, other charges may be higher (or lower) and the benefits may be different. You should not exchange another policy for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise). If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction. (See “Tax Considerations.”)

Policy Values

Policy Value

     The policy value serves as a starting point for calculating values under a policy. The policy value is the sum of the variable account value and the fixed account value credited to the policy. The policy value is determined first on the policy’s effective date and thereafter on each business day. On the maturity date, the proceeds payable under a policy are equal to the policy value less any loan balance. The policy value will vary to reflect:

(a)	the performance of the variable investment divisions to which amounts have been allocated;

(b)	interest credited on amounts allocated to the fixed account and loan balance;

(c)	charges;

(d)	transfers;

(e)	partial surrenders; and

(f)	policy loans (including loan repayments).

The policy value may be more or less than premiums paid.

The cash surrender value is the policy value reduced by any surrender charge.

     The net cash surrender value is the cash surrender value reduced by any loan balance. You will receive only the net cash surrender value if you surrender your policy.

Variable Account Value

     The variable account value is the sum of the values of the variable investment divisions under the policy. The variable account value will reflect both the positive and negative investment performance of the variable investment divisions chosen by you in the policy application. On the policy’s effective date, the value of each variable investment division is equal to:

(a)	the initial net premium allocated to that variable investment division; plus

(b)	any accrued interest from the date of receipt of the premium to the policy’s effective date; minus

(c)	the portion of the first month’s monthly deduction allocated to that variable investment division.

On any business day thereafter, the value of each variable investment division is equal to:

(a)
the value of the variable investment division at the close of regular trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on the preceding business day, multiplied by the appropriate net investment factor (described in the Statement of Additional Information) for the current business day; plus

(b)	the sum of all net premiums allocated to the variable investment division since the previous business day; plus

(c)	the sum of all loan repayments allocated to the variable investment division since the previous business day; plus

(d)	the amount of any transfers from other variable investment divisions or the fixed account to the variable investment division since the previous business day; minus

(e)
the amount of any transfers to other variable investment divisions or to the fixed account, including amounts transferred to secure a policy loan, from the variable investment division since the previous business day; minus

(f)	the portion of any partial surrenders (including surrender charges) or charges for any face amount decreases allocated to the variable investment division since the previous business day; minus

(g)	the portion of the monthly deduction allocated to the variable investment division since the previous business day.

     Unit Values. When you allocate an amount to a variable investment division, either by net premium allocation, transfer of policy value or repayment of a policy loan, your policy is credited with units in that variable investment division. The number of units is determined by dividing (i) the amount allocated, transferred or repaid to the variable investment division by (ii) the variable investment division’s unit value for the business day when the allocation, transfer or repayment is effected. The number of units credited to a policy will decrease when:

(a)	the allocated portion of the monthly deduction is taken from the variable investment division;

(b)	a policy loan is taken from the variable investment division;

(c)	an amount is transferred from the variable investment division; or

(d)	a partial surrender is taken from the variable investment division.

The number of the variable investment division’s units may also decrease if the policy’s face amount is decreased because a portion of the surrender charge might be deducted. Unit values are determined each business day, as of the close of regular trading on the New York Stock Exchange (generally 4 p.m. Eastern time). Except for the death benefit, all transactions will be valued as of the end of the business day when we receive your request for such transactions in good order.

     A variable investment division’s unit value is an index we use to measure investment performance. Each variable investment division’s unit value varies to reflect the investment experience of its underlying portfolio, and may increase or decrease from one business day to the next. See the Statement of Additional Information for more details regarding the valuation of units.

Fixed Account Value

On the policy’s effective date, the fixed account value is equal to:

(a)	the initial net premium allocated to the fixed account; plus

(b)	any accrued interest from the date of receipt of the premium to the policy’s effective date; minus

(c)	the portion of the first month’s monthly deduction allocated to the fixed account.

On any monthly anniversary thereafter, the fixed account value is equal to:

(a)	the fixed account value on the preceding monthly anniversary; plus

(b)	the sum of all net premiums allocated to the fixed account since the previous monthly anniversary; plus

(c)	the sum of all policy loan repayments allocated to the fixed account since the previous monthly anniversary; plus

(d)	total interest credited to the fixed account since the previous monthly anniversary; plus

(e)	the amount of any transfers from the variable investment divisions to the fixed account, including amounts transferred to secure policy loans, since the previous monthly anniversary; minus

(f)	the amount of any transfers from the fixed account to the variable investment divisions since the previous monthly anniversary; minus

(g)	the portion of any partial surrenders (including surrender charges) or charges for any face amount decreases allocated to the fixed account since the previous monthly anniversary; minus

(h)	the portion of the monthly deduction allocated to the fixed account since the previous monthly anniversary.

Death Benefits

     If the insured dies while the policy is in force and prior to the policy’s maturity date, we will pay the death benefit when we receive (i) satisfactory proof at our Administrative Office of the insured’s death, (ii) instructions on how to pay it (that is, as a lump sum or applied under one of the payment options we make available), and (iii) any other documents, forms and information we need. (See “Payments.”) Such satisfactory proof of death must be received in good order at our Administrative Office to avoid a delay in processing the death benefit claim. The death benefit will be paid to the beneficiary (or beneficiaries). (See “Beneficiary.”) When there are multiple beneficiaries, we will pay the death benefit only after we have received instructions in good order from all of the beneficiaries.

Amount of Death Benefit Payable

The amount of death benefit payable is:

(a)	the amount of insurance determined under the death benefit option in effect on the date of the insured’s death; plus

(b)	any supplemental benefits provided by riders; minus

(c)	any loan balance on that date; minus

(d)	any past due monthly deductions (if death occurred during a grace period).

     Under certain circumstances, the amount of the death benefit may be further adjusted. (See “Incontestability” and “Misstatement of Age or Sex” in the Statement of Additional Information.)

Please note that the payment of the death benefit is subject to our financial strength and claims-paying ability.

Death Benefit Options

The amount of the death benefit depends in part on the death benefit option in effect on the date of death.

Death Benefit Option A. The death benefit (amount of insurance) under option A is the greater of:

(1)	the face amount at the beginning of the policy month when the death occurs; or

(2)	the policy value on the date of death, multiplied by the applicable factor from the table of death benefit factors below.

Under option A, the death benefit ordinarily will not change.

Death Benefit Option B. The death benefit under option B is the greater of:

(1)	the face amount at the beginning of the policy month when the death occurs, plus the policy value on the date of death; or

(2)	the policy value on the date of death, multiplied by the applicable factor from the table of death benefit factors below.

     Under option B, the death benefit will vary directly with your policy value. (To see how and when investment performance of the policy may begin to affect the death benefit, please see your personal illustrations.)

     Death Benefit Factors. The death benefit factor is a multiple that ranges between two-and-one-half times and one times the policy value. It is 2.50 up to the insured’s attained age 40 and declines thereafter as the insured’s age increases, as specified in the following table.

Attained		Attained		Attained		Attained
Age	Factor	Age	Factor	Age	Factor	Age	Factor
41	2.43	51	1.78	61	1.28	71	1.13
42	2.36	52	1.71	62	1.26	72	1.11
43	2.29	53	1.64	63	1.24	73	1.09
44	2.22	54	1.57	64	1.22	74	1.07
45	2.15	55	1.50	65	1.20	75-90	1.05
46	2.09	56	1.46	66	1.19	91	1.04
47	2.03	57	1.42	67	1.18	92	1.03
48	1.97	58	1.38	68	1.17	93	1.02
49	1.91	59	1.34	69	1.16	94	1.01
50	1.85	60	1.30	70	1.15	95+	1.00

     The death benefit factors are based on current requirements under the Internal Revenue Code. We reserve the right to change the table if the death benefit factors currently in effect become inconsistent with any Federal income tax laws and/or regulations.

Changing the Death Benefit Option

     You select the death benefit option when you apply for the policy. After the policy has been in force at least one year, you may change the death benefit option on your policy, subject to the following rules:

(a)	each change must be submitted by written request received in good order by our Administrative Office;

(b)	once you change the death benefit option, you cannot change it again for one year;

(c)
if you change the death benefit option from A to B, the total death benefit will remain the same, and the policy’s face amount will be decreased by an amount equal to the policy value on the date of the change;

(d)
if you change the death benefit option from B to A, the total death benefit will remain the same, and the face amount will be increased by an amount equal to the policy value on the date of the change. The risk class for the last face amount portion to go into effect which is still in force will apply to the face amount increase.

     The effective date of the change will be the monthly anniversary on or following the date when we approve the request for the change. We will send you revised policy data pages reflecting the new death benefit option and the effective date of the change. Changing the death benefit option may have tax consequences, so you should consult a tax advisor before making a change. (See “Tax Considerations.”)

Changing the Face Amount

     You select the policy’s face amount when you apply for the policy. After the policy has been in force at least one year, you may change the face amount on any monthly anniversary subject to the following requirements. The minimum face amount after the first policy year is $50,000. Once you change the face amount, you cannot change it again for one year. No change will be permitted that may disqualify your policy as a life insurance contract under the Internal Revenue Code. Changing the face amount of the policy may have tax consequences, so you should consult a tax advisor before making a change. (See “Tax Considerations” below.)

Increasing the Face Amount. To increase the policy’s face amount, you must:

(a)	submit an application for the increase;

(b)	submit proof satisfactory to us that the insured is an insurable risk; and

(c)	pay any additional premium that is required.

     The face amount cannot be increased after the insured’s attained age 75. Each face amount increase must be at least $25,000. A face amount increase will take effect on the monthly anniversary on or following the day we approve the application for the increase.

     The risk class that applies for any face amount increase may be different from the risk class that applies for the policy’s initial face amount or any other face amount increase. Upon an increase in face amount, the minimum monthly premium will be increased, and additional surrender charges, equal to the face amount increase (in $1,000s) multiplied by the surrender charge factors listed below under “Surrender Charge,” will apply for 16 years following the increase. If the face amount is increased, the cost of insurance will also increase due to the increased death benefit.

     Decreasing the Face Amount. You may decrease the policy’s face amount by submitting a written request in good order to our Administrative Office. The face amount may not be decreased below the policy’s minimum face amount. The minimum monthly premium for your policy will be reduced to reflect the decrease. Any decrease will take effect on the later of:

(a)	the monthly anniversary on or following the day we receive the request; or

(b)	the monthly anniversary one year after the date of the last change in face amount.

A face amount decrease will be used to reduce any previous face amount increases then in effect starting with the latest increase and continuing in the reverse order in which the increases were made. If any portion of the decrease is left after all face amount increases have been reduced, it will be used to reduce the policy’s initial face amount.

     We will deduct a charge from the policy value each time the policy’s face amount is decreased. The amount of this charge is the lesser of:

(a)	the reduction percentage multiplied by the surrender charge for each face amount portion reduced; or

(b)	the policy value when the decrease is made.

     The reduction percentage for each face amount portion reduced is the amount of the face amount decrease divided by the face amount in effect before the decrease. The charge will be deducted for each face amount portion reduced.

     For example, if you own a policy with a $100,000 face amount and a $1,000 surrender charge, and reduce the face amount in the 5th policy year to $75,000, the reduction percentage will be 25%. We will deduct $250 (or your policy value if less) from the policy value at the time of the decrease.

     After the face amount is decreased, future surrender charges for each face amount portion for which a charge is deducted will be reduced by the surrender charges shown for that face amount portion, multiplied by the reduction percentage.

Effect of Partial Surrenders on the Death Benefit

A partial surrender will affect your policy’s death benefit in the following respects:

(a)
If death benefit option A is in effect, the policy’s face amount will be reduced by the partial surrender amount. If the face amount reflects increases in the policy’s initial face amount, any partial surrender will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the policy’s initial face amount.

(b)	If death benefit option B is in effect, the total death benefit is also reduced by the partial surrender amount, but the policy’s face amount is not affected.

Beneficiary

     You designate the beneficiary (or beneficiaries) when you apply for the policy. You may change the designated beneficiary (or beneficiaries) by submitting a written request in good order at our Administrative Office. Upon our acceptance of the request, the change will take effect as of the date the request was signed, but it will not apply to payments we make before we accept the written request. If no beneficiary is living at the insured’s death, we will pay the death benefit proceeds to you, if living, or to your estate.

Maturity

     The maturity date of the policy is the policy anniversary on which the insured attains age 100. If the insured survives to attained age 100 and the maturity date is not extended to keep the policy in force, then the proceeds payable by this policy are the policy value less any loan balance.

     If the insured survives to attained age 100 and you ask us to continue this policy, then we will extend the maturity date if in doing so this policy still qualifies as life insurance according to the Internal Revenue Service and your state. In order to continue this policy beyond age 100, we may require that the death benefit not exceed the policy value. The tax consequences of continuing the policy are unclear. See “Tax Considerations” below.

Surrenders and Partial Surrenders

Surrenders

     You may surrender your policy at any time for its net cash surrender value as calculated at the end of the business day (usually 4:00 p.m. Eastern Time) when we receive your request in good order, at our Administrative Office. (See “Payments.”) The net cash surrender value is the policy value minus any surrender charge and minus any loan balance. A surrender charge may apply. (See “Surrender Charge.”) Your policy will terminate and cease to be in force when it is surrendered. It cannot later be reinstated if it has been surrendered for its net cash surrender value. We generally will pay the net cash surrender value to you in a lump sum within 7 days after we receive your request in good order unless you request other arrangements. We may postpone payment of surrenders under certain conditions. All surrender requests must be submitted in good order to avoid a delay in processing your request. Surrendering the policy may have tax consequences. (See “Tax Considerations.”) Written requests for surrender must be signed by the owner and joint owner (if any) and must also include tax withholding instructions to be considered in good order.

Partial Surrenders

     You may make partial surrenders under your policy at any time during the insured’s life and before the policy has terminated. (See “Payments.”) Requests for partial surrenders must be made in writing and received at our Administrative Office in good order. The minimum partial surrender amount is $100. The net cash surrender value remaining after a partial surrender must be at least $300. A partial surrender charge will be deducted from your policy value along with the partial surrender amount requested.

The partial surrender charge is:

(a)	the lesser of $25 or 2% of the partial surrender amount; plus

(b)	a portion of the surrender charge equal to (i) the percentage of the net cash surrender value requested, multiplied by (ii) the surrender charge then in effect.

     When you request a partial surrender, you should tell us what funding choices the policy value should be deducted from. If you provide no directions, the partial surrender amount and partial surrender charge will be deducted from your policy value in the variable investment divisions and the fixed account on a pro rata basis. All partial surrender requests must be submitted in good order to avoid a delay in processing your request. Partial surrenders may reduce or eliminate the benefits and guarantees available under the policy. If death benefit option

A is in effect, a partial surrender may reduce the face amount of your policy. (See “Effect of Partial Surrenders on the Death Benefit.”) Partial surrenders may have tax consequences. (See “Tax Considerations.”)

Transfers

General

     At any time after the end of the “free look” period, you may transfer all or part of your variable account value to one or more of the other variable investment divisions or to the fixed account up to 12 times in a policy year. There is no charge for making transfers. You may transfer all or part of your fixed account value to one or more variable investment divisions only once each policy year, and the maximum amount you can transfer out of the fixed account is the greater of:

(a)	25% of the prior policy anniversary’s unloaned fixed account value; or
(b)	the amount of the prior policy year’s transfer.

If a transfer is made from the fixed account to a variable investment division, no transfer from that variable investment division to the fixed account may be made for six months after the transfer date. The minimum amount that may be transferred out of a variable investment division or the fixed account is $100, or, if less, the policy value in the variable investment division or in the fixed account. The amount remaining must be at least $100, or we will transfer the total value.

     Transfer requests may be made by satisfactory written, facsimile (FAX) or telephone request (if we have your written authorization for telephone requests on file). A transfer will take effect on the date we receive the request in good order at our Administrative Office if it is received by 4:00 p.m. Eastern time on a business day; otherwise it will take effect on the following business day. We may, however, defer transfers under the same conditions that we may delay paying proceeds. (See “Payments.”) We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     Telephone Transactions. If we allow telephone requests and your written authorization is on file, we will employ reasonable procedures to determine that telephone transactions are genuine. These procedures may include requiring callers to identify themselves and the policy owner or others (e.g., beneficiary) by name, social security number, date of birth, or other identifying information. Telephone requests may not always be available. Telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make your transfer request in writing. There are risks associated with telephone transactions that don’t occur if a written request is submitted. Anyone authorizing or making telephone requests bears those risks. We will not be liable for any liability or losses resulting from unauthorized or allegedly unauthorized telephone requests that we believe are genuine. We may record telephone requests.

     Facsimile (FAX) Transactions. You may submit written requests to us by FAX for financial service transactions, such as transfers, partial surrenders or other policy changes. FAX requests received at the following number prior to 4 p.m. Eastern Time on a business day, in good order with proper signatures and withholding instructions (if applicable), will be processed on the date of receipt. FAX requests sent to any other number will be processed as of the end of the business day (usually 4:00 p.m. Eastern Time) they are actually received in the Variable Products Division, which may be later than the date sent.

Send FAX Requests to:
Variable Products Division
FAX Number: 205-268-6479

     There are risks associated with FAX transactions and you bear these risks. We are not responsible for any losses or liabilities resulting from unauthorized or allegedly unauthorized FAX transactions that we believe are genuine. FAX correspondence and transactions requests may not always be available. FAX systems can experience outages or slowdowns for a variety of reasons, including weather, power failures, mechanical problems, or simply a large volume of transactions, and these outages or slowdowns may prevent or delay our receipt of your request.

     Limitations on Frequent Transfers, Including “Market Timing” Transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of the portfolio securities held by an underlying mutual fund (“Fund”) and the reflection of that change in the Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next business day or thereafter.

     When you request a transfer among the variable investment divisions, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other policy owners, beneficiaries, or owners of other variable policies we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•	Increased brokerage, trading and transaction costs;

•	Disruption of planned investment strategies;

•	Forced and unplanned liquidation and portfolio turnover;

•	Lost opportunity costs; and

•	Large asset swings that decrease the Fund’s ability to provide maximum investment return to all policy owners.

     In order to try to protect our policy owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other policy owners, beneficiaries, and owners of other variable policies we issue that invest in the Variable Account.

     We monitor transfer activity in the policies to identify frequent transfer activity in any policy. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same variable investment divisions within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging program when monitoring for frequent transfer activity.

     When we identify transfer activity exceeding our established parameters in a policy or group of policies that appear to be under common control, we suspend non-written methods of requesting transfers for that policy or group of policies. All transfer requests for the affected policy or group of policies must be made by written notice. We notify the affected Owner(s) in writing of these restrictions.

     In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds’ policies and procedures, policy owners and other persons with interests under the policies should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual policy owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific policy owners who violate the market timing policies established by the Fund.

     Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund’s investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund’s refusal or restriction on purchases or redemptions. We will notify the policy owners(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that policy owners’s transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

     We apply our Market Timing Procedures consistently to all policy owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

     Policy owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of policy owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar-Cost Averaging

     The dollar-cost averaging program permits you to systematically transfer a set dollar amount from the money market investment division to the other variable investment divisions on a monthly basis prior to the policy’s maturity date. The amount automatically transferred may be a specified dollar amount of at least $100 from the money market investment division to one or more of the other variable investment divisions. If the transfer is to be made to more than one variable investment division, then a minimum of $25 must be transferred to each variable investment division selected. Dollar-cost averaging transfers may occur on the same day of every month. If that day is not a business day, then the transfer will be made on the next business day. Transfers will be made at the unit values determined as of the close of business on the date of the transfer (usually 4:00 p.m. Eastern Time).

     The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar-cost averaging program at any time by sending a written request to our Administrative Office. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the money market investment division under your policy is depleted, or until you cancel your participation in the program by written request or by telephone to our Administrative Office. There is no additional charge for dollar-cost averaging. A transfer under this program is not counted as a transfer for purposes of the 12-transfer limit discussed above. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason. A second method of dollar-cost averaging is for you to allocate monthly premiums directly to the variable investment divisions you desire.

Loans

     You may borrow up to 90% of your cash surrender value at any time by submitting a written request in good order to our Administrative Office. (This percentage may vary in some states.) The cash surrender value is the policy value less any applicable surrender charges. Outstanding loans, including accrued interest, reduce the amount available for new loans. The minimum loan amount is $200. Your policy may terminate if the loan balance becomes greater than the cash surrender value. (See “Premiums to Prevent Termination.”) Policy loans may have income tax consequences. (See “Tax Considerations.”)

     When a loan is made, an amount equal to the requested loan and any loan interest must remain in the fixed account or be transferred from the variable account value to the fixed account. The amount to be transferred will be deducted from each variable investment division in the same proportion that the value of each variable investment division bears to your variable account value unless you specify one or more variable investment divisions from which the loan is to be made.

     Interest. We will charge interest daily on any outstanding loan at an effective annual rate of 6.0%. Interest is due and payable at the end of each policy year while a loan is outstanding. Interest paid on a policy loan generally is not tax-deductible. If, on any policy anniversary, interest accrued since the last policy anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding loan balance. Interest will be deducted from the variable investment divisions in the same proportion that the value of each variable investment division bears to your variable account value. On each monthly anniversary, the loaned amount will be credited with interest at a minimum guaranteed effective annual rate of 4.0%.

     We may also credit additional interest (currently up to an effective annual rate of 2%) on the preferred loan amount. Your loan will be divided into two parts: the preferred loan amount and the non-preferred loan amount. The preferred loan amount is equal to the amount of the loan balance that does not exceed the policy value minus the total premiums paid (excluding any premiums paid during a grace period). The non-preferred loan amount is equal to any portion of the loan balance that exceeds the preferred loan amount.

     Loan Repayment. You may repay all or part of your loan balance at any time while the insured is living and the policy is in force. Loan repayments must be at least $200 each (or the outstanding loan balance, if less). Upon repayment of the loan balance, the portion of the repayment allocated to a variable investment division will be transferred from the fixed account to increase the value in that variable investment division. The repayment will be allocated among the variable investment divisions and the fixed account based on the instructions for net premium allocations then in effect unless you give us other instructions. Any payment received when a loan is outstanding will be treated as a premium unless you tell us it is a loan repayment.

     Effect of Policy Loan. A policy loan will affect your policy in several ways over time, whether or not it is repaid, because the investment results of the variable investment divisions may be less than or greater than the net interest rate credited on the amount transferred to the fixed account securing the loan. First, by comparison to a policy under which no loan has been made, your policy value will be less if this fixed account net interest rate is less than the investment return of the applicable variable investment divisions and greater if the fixed account net interest rate is higher than the investment return of the applicable variable investment divisions.

     Second, if the death benefit becomes payable while a policy loan is outstanding, the loan balance will be deducted in calculating the death benefit proceeds.

     Third, your policy will terminate if the loan balance exceeds the cash surrender value on any monthly anniversary and the death benefit guarantee is not in effect. We will send you, and any assignee of record, notice of the termination. You will have a 61-day grace period to pay a sufficient additional premium to avoid termination. If your policy terminates, there may be tax consequences.

     Loans under modified endowment contracts are treated as distributions for tax purposes. Loans under policies that are not modified endowment contracts are generally not treated as distributions (see the “Tax Considerations” section of this prospectus) except that the tax treatment of the preferred loan amount is unclear, so consult your tax advisor before taking a loan.

Payments

     Written requests for payment must be sent to our Administrative Office or given to an authorized Protective Life agent for forwarding to this office. We will ordinarily pay any death benefit, loan amount, net cash surrender value or partial surrender amounts within seven days after we receive in good order at our Administrative Office all the documents and information required for such a payment. Other than the death benefit, which is determined as of the date of the insured’s death, the amount of any payment will be determined as of the business day our Administrative Office receives all required documents and information in good order.

Telephone or FAX requests may be allowed by us in certain circumstances.

     We may delay making a payment of any amount from the variable investment divisions or processing a transfer request if:

(a)	the disposal or valuation of the Variable Account’s assets is not reasonably practicable because

	(i)	the New York Stock Exchange is closed for other than a regular holiday or weekend,

	(ii)	trading is restricted by the SEC, or

	(iii)	the SEC declares that an emergency exists; or

(b)	the SEC by order permits postponement of payment to protect our policy owners.

If, pursuant to SEC rules, the Ivy Funds VIP Money Market portfolio suspends payment of redemption proceeds in connection with a liquidation of the fund portfolio, then we may delay payment of any transfer, partial surrender, surrender, loan, or death benefit from the corresponding investment division until the fund portfolio is liquidated.

     We may defer payment of proceeds from the fixed account for up to six months from the date we receive the request. If we defer payment for more than 30 days, we will pay interest on the amount deferred at an effective annual rate of at least 4%. However, we will not defer payment of a withdrawal or policy loan requested to pay a premium due on a Protective Life policy. We also may defer making payments attributable to a premium check that has not cleared your bank.

     The policy offers a wide variety of optional ways of receiving proceeds payable under the policy other than in a lump sum. An authorized Protective Life agent can explain these options to you. None of these options varies with the investment performance of a variable investment division because they are all forms of fixed-benefit annuities.

     Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or ‘freeze’ or block your policy. If these laws apply in a particular situation, we would not be allowed to process any request for partial surrenders, surrenders, loans, or death benefits, make transfers, or continue making payments under your death benefit option. If a policy is frozen, the policy value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies and departments.

Policy Reinstatement

     The policy may be reinstated at any time within five years after the policy has terminated at the end of the grace period. To reinstate the policy, the policy owner must:

(a)	submit an application for reinstatement in good order to our Administrative Office;

(b)	provide evidence of insurability satisfactory to us;

(c)	pay or agree to reinstatement of any loan balance; and

(d)	pay the premium required to reinstate the policy.

The reinstatement date for the policy will be the monthly anniversary on or following the day we approve the application for reinstatement. (See the policy form for additional information.) The policy cannot be reinstated if you have surrendered it for the net cash surrender value.

Protective Life Insurance Company and The Fixed Account

Protective Life Insurance Company

     The policy is issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2011, Protective Life had total assets of approximately $52.8 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $52.9 billion at December 31, 2011.

     Prior to July 1, 2012, the policy was issued by United Investors Life Insurance Company (“United Investors”), at that time a wholly owned subsidiary of Protective Life. United Investors was incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. On December 31, 2010, Protective Life acquired the stock of United Investors, and effective following the close of business on July 1, 2012, United Investors merged with and into Protective Life. Protective Life was the surviving company, and assumed responsibility for United Investor’s obligations under the policy.

     Please note: The merger will not affect your policy benefits or any other terms or conditions under the policy; there are no tax consequences for you as a result of the merger; and you will not be charged any additional fees or expenses as a result of the merger.

The Fixed Account

     The funding choice guaranteeing your principal and a minimum fixed rate of interest is called the “fixed account.” It is not registered under the Securities Act of 1933, and it is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the fixed account has not been reviewed by the staff of the SEC.

     The fixed account is part of our general account assets. It is not a separate account. Amounts allocated to the fixed account are credited with interest at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 4%. The current interest rate is the guaranteed minimum interest rate plus any excess interest rate. The current interest rate is determined periodically. The current interest rate for each premium payment will be guaranteed for at least a one-year period. We may credit interest at a rate in excess of 4% per year, but any excess interest credited will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. The fixed account may not be available in all states.

     Our general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the fixed account.

     As the policy owner, you determine the allocation of policy value to the fixed account. There are significant limits on your right to transfer policy value into and out of the fixed account. (See “Transfers.”)

The Variable Account and the Portfolios

The Variable Account

     The variable investment divisions are “sub-accounts” or divisions of the United Investors Universal Life Variable Account (the “Variable Account”). The Variable Account was established as a segregated asset account on April 18, 1997. In connection with the merger of United Investors Life Insurance Company with and into Protective Life, the Variable Account was transferred to Protective Life on July 1, 2012.

     The Variable Account will receive and invest the premiums allocated to the variable investment divisions. Our Variable Account is currently divided into ten investment divisions. Each division invests exclusively in shares of a single portfolio of Ivy Funds Variable Insurance Portfolios. Income, gains and losses (whether or not realized) arising from the assets of each investment division are credited to or charged against that division without regard to income, gains or losses from any other investment division of the Variable Account or arising out of any other business we may conduct.

     The assets in the Variable Account are our property and we are obligated to pay all benefits under the policy. However, the assets allocated to the variable investment divisions under the policy attributable to the policy values are not chargeable with liabilities arising out of any other business that we may conduct. The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). It meets the definition of a “separate account” under the Federal securities law. However, the SEC does not supervise the management or investment practices or policies of the Variable Account or us.

     We do not guarantee any money you place in the investment divisions. The value of each investment division will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.

Changing the Variable Account

     We have the right to make changes to, and to modify how we operate, the Variable Account. Specifically, we have the right to:

(a)	add investment divisions to, or remove investment divisions from, the Variable Account;

(b)	combine the Variable Account with other separate accounts;

(c)	replace the shares of a portfolio by substituting shares of a portfolio of another investment company

(1) if shares of the portfolio are no longer available for investment, or

(2) if, in our judgment, continued investment in the portfolio is inappropriate in view of the purposes of the Variable Account;

(d)	end the registration of the Variable Account under the 1940 Act;

(e)
disregard instructions from policy owners (only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation) regarding a change in the investment objectives of a portfolio or the approval or disapproval of an investment advisory agreement; and

(f)
operate the Variable Account or one or more of its investment divisions in any other form allowed by law, including a form that permits direct investments in individual securities (rather than solely investments in a mutual fund shares).

The Portfolios

     The Variable Account invests in shares of Ivy Funds Variable Insurance Portfolios, a mutual fund with the following investment portfolios available to the Variable Account:

1.	Ivy Funds VIP Asset Strategy*;

2.	Ivy Funds VIP Balanced;

3.	Ivy Funds VIP Bond;

4.	Ivy Funds VIP Core Equity;

5.	Ivy Funds VIP Growth;

6.	Ivy Funds VIP High Income*;

7.	Ivy Funds VIP International Growth

8.	Ivy Funds VIP Money Market;

9.	Ivy Funds VIP Science and Technology; and

10.	Ivy Funds VIP Small Cap Growth.

*	For policies issued in California, the investment divisions which invest in the Ivy Funds VIP Asset Strategy and the Ivy Funds VIP High Income are not available.

     The assets of each portfolio of Ivy Funds Variable Insurance Portfolios are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio.

     You are responsible for choosing the portfolios, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you, decisions regarding investment allocations should be carefully considered.

     In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the mutual fund portfolios that is available to you, including each fund’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to a fund. After you select portfolios for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

     You bear the risk of any decline in the cash value of your policy resulting from the performance of the portfolios you have chosen.

     We do not provide investment advice and we do not recommend or endorse any particular mutual fund portfolios.

     The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objective(s). You can find more detailed information about the portfolios, including a description of risks and expenses, in the Ivy Funds Variable Insurance Portfolios prospectus. You should read that prospectus carefully and keep it for future reference.

Portfolio	Investment Objective(s) and Certain Policies
Ivy Funds VIP Asset Strategy
Ivy Funds VIP Asset Strategy seeks to provide total return. It seeks to achieve its objective by allocating its assets primarily among stocks, bonds and short-term instruments of issuers in markets around the globe, as well as investments in precious metals and investments with exposure to various foreign currencies.

Ivy Funds VIP Balanced
Ivy Funds VIP Balanced seeks to provide total return through a combination of capital appreciation and current income. It seeks to achieve its objective by investing primarily in a mix of stocks, debt securities and short-term instruments, depending on market conditions.

Ivy Funds VIP Bond
Ivy Funds VIP Bond seeks to provide current income consistent with preservation of capital. It seeks to achieve its objective by investing primarily in investment grade debt securities. The Portfolio considers debt securities to be investment grade if they are related to BBB-or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO, the Portfolio’s investment manager, to be of comparable quality. During normal market conditions, the Portfolio invests at least 80% of its net assets in bonds, including corporate bonds, mortgage-backed securities, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities (U.S. government securities), and other asset-backed securities.

Ivy Funds VIP Core Equity
Ivy Fund VIP Core Equity seeks to provide capital growth and appreciation. It seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in equity securities, primarily in common stocks of large cap companies that Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager believes have dominant market positions in their industries.

Ivy Funds VIP Growth
Ivy Funds VIP Growth seeks to provide growth of capital. It seeks to achieve its objective by investing primarily in a diversified portfolio of common stocks issued by what Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, believes are high-quality, growth-oriented large cap sized companies with appreciation possibilities.

Ivy Funds VIP High Income
Ivy Funds VIP High Income seeks to provide total return through a combination of high current income and capital appreciation. It seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including loan participations and other loan instruments (loan participations), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective.

Ivy Funds VIP International Growth
Ivy Funds VIP International Growth seeks to provide growth of capital. It seeks to achieve its objective by investing primarily in common stocks of foreign companies that Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, believes are competitively well-positioned, gaining market share, have the potential for long- term growth and operate in regions or countries that WRIMCO believes possess attractive growth characteristics.

Portfolio	Investment Objective(s) and Certain Policies
Ivy Funds VIP Money Market*
Ivy Funds VIP Money Market seeks to provide current income consistent with maintaining liquidity and preservation of capital. It seeks to achieve its objective by investing in U.S. dollar-denominated, high-quality money market obligations and instruments. High quality indicates that the securities are rated in one of the two highest categories by a nationally recognized statistical rating organization (NRSRO) or, if unrated, determine by WRIMCO, the Portfolio’s investment manager, to be of comparable quality.

Ivy Funds VIP Science and Technology
Ivy Funds VIP Science and Technology seeks to provide growth of capital. It seeks to achieve its objective by investing primarily in the equity securities of science and technology companies around the globe. Under normal market conditions, the Portfolio invests at least 80% of its net assets in securities of science or technology companies. Such companies may include companies that, in the opinion of WRIMCO, the Portfolio’s investment manager, derive a competitive advantage by the application of scientific or technological developments or discoveries to grow their business or increase their competitive advantage.

Ivy Funds VIP Small Cap Growth
Ivy Funds VIP Small Cap Growth seeks to provide growth of capital. It seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of small cap companies.

*
During period of low market interest rates, the yield of the money market subaccount may be very low or even negative, due to policy charges. There is no assurance that the Ivy Funds VIP Money Market portfolio will maintain a stable net asset value per share.

     In addition to the Variable Account, Ivy Funds Variable Insurance Portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans, or to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code. It is possible that, in the future, material conflicts could arise as a result of such “mixed and shared” investing. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the Ivy Funds Variable Insurance Portfolios prospectus.

     These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment advisor. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment advisor and the same investment objectives and policies, and a very similar name.

Certain Payments We Receive With Regard to the Portfolios

We receive 12b-1 fees from the Ivy Funds Variable Insurance Portfolios’ distributor that are based on a percentage of the average daily net assets of the Ivy Funds Variable Insurance Portfolios attributable to the Policies and to certain other variable insurance policies issued or administered by us (or our affiliate). Rule 12b-1 fees are paid out of portfolio assets as part of the Ivy Funds Variable Insurance Portfolios’ total annual fund operating expenses. Payments made out of portfolio assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. We anticipate receiving a maximum 12b-1 fee of 0.25% on an annual basis.

Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Policies; and, in our role as intermediary, the Portfolios. We (and our affiliates) may profit from these payments. The amount of the payments may be significant.

A Fund’s adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the policy (“selling firms”) with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

For details about the compensation payments we make in connection with the sale of the Policies, see “Sale of the Policies.”

Addition, Deletion, or Substitution of Investments

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of Ivy Funds Variable Insurance Portfolios that are held by the Variable Account (or any of its investment divisions) or that the Variable Account (or any of its investment divisions) may purchase. We reserve the right to eliminate the shares of any of the portfolios of Ivy Funds Variable Insurance Portfolios and to substitute shares of another portfolio of Ivy Funds Variable Insurance Portfolios or any other investment vehicle or of another open-end, registered investment company if:

(a)	laws or regulations are changed;

(b)	the shares of Ivy Funds Variable Insurance Portfolios or one of its portfolios are no longer available for investment; or

(c)	in our judgment, further investment in any portfolio becomes inappropriate in view of the purposes of the investment division.

We will not substitute any shares attributable to your interest in an investment division of the Variable Account without notice and prior approval of the U.S. Securities and Exchange Commission and the insurance regulator of the state where the policy was delivered, if required. Nevertheless, the representations in this prospectus will not prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by policy owners.

     We also reserve the right to establish additional investment divisions of the Variable Account, each of which would invest in a new portfolio of Ivy Funds Variable Insurance Portfolios, or in shares of another investment company or suitable investment, with a specified investment objective. We may establish new variable investment divisions when, in our sole discretion, marketing needs or investment conditions warrant. We may make available any new variable investment divisions to existing policy owners, and will do so on a basis that we will determine. We may also eliminate one or more variable investment divisions if, in our sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the policies, the Variable Account may be:

(a)	operated as a management company under the Investment Company Act of 1940;

(b)	deregistered under that Act in the event such registration is no longer required; or

(c)	combined with other Protective Life separate accounts.

Voting of Portfolio Shares

     We are the legal owner of portfolio shares held in the investment divisions of the Variable Account and therefore have the right to vote on all matters submitted to shareholders of the portfolios. However, to the extent required by law, we will vote shares held in the variable investment divisions at meetings of the shareholders of the portfolios in accordance with instructions received from policy owners. Please note that the effect of proportional voting is that a small number of policy owners may control the outcome of a vote. Ivy Funds Variable Insurance Portfolios does not hold regular annual shareholder meetings. To obtain voting instructions from policy owners before a meeting of shareholders of a particular portfolio, we may send voting instruction material, a voting instruction form and any other related material to policy owners with policy value in the variable investment division corresponding to that portfolio. We will vote shares held in a variable investment division for which no timely instructions are received in the same proportion as those shares for which voting instructions are received. If the applicable Federal securities laws, regulations or interpretations thereof change to permit us to vote shares of the portfolios in our own right, then we may elect to do so. We may, if required by state insurance officials, disregard policy owners’ voting instructions if such instructions would require us to vote the shares so as to cause a change in sub-classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment advisor of a portfolio, provided that we reasonably disapprove of such changes in accordance with applicable Federal regulations. If we ever disregard voting instructions, policy owners will be advised of that action and of our reasons for doing so in our next report to policy owners.

Charges and Deductions

     We deduct the charges described below from your premiums or your policy value. Certain of the charges depend on a number of variables. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policy. We intend to make a profit from these charges.

Services and benefits we provide include:

(a)	the death benefits, cash and loan benefits provided by the policy;

(b)	funding choices, including net premium allocations and dollar-cost averaging programs;

(c)	administration of various elective options under the policy; and

(d)	the distribution of various reports to policy owners.

Costs and expenses we incur include:

(a)	those associated with underwriting applications and changes in face amount and riders;

(b)	various overhead and other expenses associated with providing the services and benefits provided by the policy;

(c)	sales and marketing expenses;

(d)	Federal, state and local premium and other taxes and fees; and

(e)	other costs of doing business, such as complying with Federal and state regulatory requirements.

Risks we assume include the risks that:

(a)	insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

(b)	the costs of providing the services and benefits under the policy will exceed the charges deducted.

Premium Expense Charge

     We deduct a 3.5% charge from each premium before allocating the resulting net premium to the policy value. This charge is a combined deduction of 2.5% of premiums for state and local premium taxes and 1% of premiums for the Federal income tax treatment of deferred acquisition costs.

     While the premium tax of 2.5% is deducted from each premium, some jurisdictions may not impose premium taxes. Premium taxes may vary from state to state, ranging from zero to 5%, and the 2.5% rate approximates the average expense we incur for these premium taxes.

Mortality and Expense Risk Charge

     We deduct a daily charge from the average daily net assets in the variable investment divisions for certain mortality and expense risks we bear. This charge is currently at an effective annual rate of 0.90% of Variable Account assets during the first ten policy years, and at an effective annual rate of 0.70% thereafter. The maximum mortality and expense risk charge is 0.90% of Variable Account assets for all policy years. The mortality and expense risk charge does not apply to fixed account assets. Our profit, if any, from this charge may be used for any purpose, including distribution expenses.

Monthly Deduction

     We deduct a monthly deduction from your policy value on the policy’s effective date and on each monthly anniversary. This charge is deducted from the Variable Account and the fixed account on a pro rata basis. The monthly deduction for each policy consists of:

(a)	the cost of insurance charge discussed below;

(b)	a monthly administrative charge (currently this is $5.00 per month; it may increase to a maximum charge of $7.50 per month);

(c)	the guaranteed death benefit charge ($0.01 per $1,000 of the policy’s face amount) as long as the death benefit guarantee remains in effect; and

(d)	charges for any supplemental benefits added by riders to the policy. (See “Supplemental Benefits and Riders.”)

Surrender Charge

     Surrender charges are deducted to compensate us partially for the cost of administering, issuing, and selling the policy, including agent sales commissions, the cost of printing the prospectuses and sales literature, any advertising costs, medical exams, review of applications for insurance, processing of the applications, establishing policy records, and policy issue. We do not expect surrender charges to cover all of these costs. To the extent that they do not, we will cover the short-fall from our general account assets, which may include profits from the mortality and expense risk charge and cost of insurance charge.

     If you surrender the policy before the end of the 16th policy year, we will deduct a surrender charge based on its face amount at issue. We also deduct the surrender charge if you surrender the policy before the end of the 16th year following an increase in its face amount (based on the amount of the increase). The surrender charge will be deducted before any surrender proceeds are paid. A pro rata portion of the surrender charge will also be deducted for any face amount decreases.

     The surrender charge varies based on the insured’s age on the policy’s effective date or at the time of an increase in face amount, and is calculated as an amount per $1,000 of face amount. The surrender charge remains level for the first five policy years (or the first five years after a face amount increase) and declines each year thereafter until it reaches zero at the end of the 16th policy year (or at the end of the 16th year after a face amount increase), as specified in the following table:

Surrender Charge Per $1,000 of Face Amount
Issue	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year	Year
Age	1-6	7	8	9	10	11	12	13	14	15	16	17+
0-25	$6.00	$5.45	$4.91	$4.35	$3.82	$3.27	$2.73	$2.18	$1.64	$1.09	$0.55	$0.00
26-30	6.50	5.91	5.32	4.73	4.14	3.55	2.95	2.38	1.77	1.18	0.59	0.00
31-35	7.00	6.36	5.73	5.09	4.45	3.82	3.18	2.55	1.91	1.27	0.64	0.00
36-40	7.75	7.05	6.34	5.84	4.93	4.23	3.52	2.82	2.11	1.41	0.70	0.00
41-45	8.75	7.95	7.16	6.36	5.57	4.77	3.98	3.18	2.39	1.59	0.80	0.00
46-50	10.00	9.09	8.18	7.27	6.36	5.45	4.55	3.64	2.73	1.82	0.91	0.00
51-55	11.50	10.45	9.41	8.36	7.32	6.27	5.23	4.18	3.14	2.09	1.05	0.00
56-60	13.75	12.50	11.25	10.00	8.75	7.50	6.25	5.00	3.75	2.50	1.25	0.00
61-65	16.75	15.23	13.70	12.18	10.66	9.14	7.61	6.09	4.57	3.05	1.52	0.00
66-70	20.75	18.86	16.98	15.09	13.20	11.32	9.43	7.55	5.66	3.77	1.89	0.00
71-75	26.00	23.64	21.27	18.91	16.55	14.18	11.62	9.45	7.09	4.73	2.36	0.00

Note that these rates are interpolated during each year. The charge shown is for the beginning of each year. For example, for a 35-year old at issue, during year 6 the charge declines from $7.00 per $1,000 of face amount at the beginning of the year to $6.36 per $1,000 of face amount at the end of the year.

     Although the surrender charge (as a percentage of face amount) increases with the insured’s issue age, the surrender charge as a percentage of premiums could actually decrease as the insured’s issue age increases. This occurs because the premiums required for a specified face amount are higher for an insured with an older issue age than for an insured with a younger issue age. This means that for the same premium an older insured’s policy is likely to have a lower face amount. Therefore the surrender charge for an insured with an older issue age could actually represent a lower portion of the premiums than it does for an insured with younger issue age.

Partial Surrender Charge

     A partial surrender charge equal to (a) the lesser of $25 or 2% of the partial surrender amount, plus (b) a portion of the surrender charge, will apply to each partial surrender. The portion of the surrender charge is (i) the percentage of the net cash surrender value requested, multiplied by (ii) the surrender charge then in effect. This charge will be deducted from your policy value along with the partial surrender amount. (See “Partial Surrenders.”)

Cost of Insurance

     The cost of insurance charge is the primary charge for the death benefit provided by your policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from policy to policy and from monthly anniversary to monthly anniversary. Your policy’s data page will indicate the maximum monthly cost of insurance charge per $1,000 of net amount at risk applicable to your policy. We expect to profit from this charge and may use these profits for any lawful purpose including covering distribution expenses. The cost of insurance charge is equal to (a) multiplied by the result of (b) minus (c) where:

(a)	is the cost of insurance rate divided by 1,000;

(b)	is the death benefit at the beginning of the policy month divided by 1.0032737; and

(c)	is the policy value at the beginning of the policy month.

     The amount by which (b) exceeds (c) is called the net amount at risk and will be affected by investment performance, partial surrenders and charges.

     The policy value used in this calculation is the policy value before deduction of the monthly cost of insurance charge and cost of insurance for any disability waiver of monthly deductions rider, but after monthly deductions for any other riders and charges.

     The cost of insurance rate is the rate applied to the insurance amount (the net amount at risk) to determine the monthly cost of insurance charge. The cost of insurance rate is based on the insured’s attained age, sex, applicable risk class as well as the duration of the policy and other factors. We currently place insureds in the following risk classes (available for male or female) when we issue the policy, or approve an increase in the face amount, based on our underwriting:

•	Preferred;

•	Standard Non-Tobacco;

•	Standard Tobacco;

•	Substandard Non-Tobacco; and

•	Substandard Tobacco.

Cost of insurance rates are lowest for the preferred risk class and highest for the substandard tobacco class.

     The original risk class applies to the policy’s initial face amount. If an increase in face amount is approved, a different risk class may apply to the increase, based on the insured’s circumstances at the time of the increase. If you have selected death benefit option A, and if there have been any increases in the face amount, the policy value will be considered a part of the initial face amount when the charge is calculated. If the policy value exceeds the initial face amount, the excess will be considered part of the increases in face amount in the order of the increases.

     We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the policy. The maximum cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-Smoker, Age Last Birthday, or a multiple thereof for substandard classes.

Other Charges

     In most cases, there is an additional charge for each rider that you elect. See “Supplemental Benefits and Riders” below.

     For a description of the investment advisory fees and other expenses incurred by the portfolios, see the “Fee Tables” of this prospectus and the prospectus for Ivy Funds Variable Insurance Portfolios.

     In addition, certain underlying mutual fund portfolios may impose a redemption fee of up to 2% of the amount of portfolio shares redeemed in connection with transfers or for other reasons. The underlying mutual funds would determine whether to impose a redemption fee, when it would apply, and the percentage. However, we may be required to administer and implement a mutual fund portfolio’s redemption fee. If so, any applicable redemption fee will be deducted from your policy value. Any redemption fee that is imposed would go into the applicable portfolio, and would not go to us or the portfolio manager.

Supplemental Benefits and Riders

     Your policy may have supplemental benefits which are attached to the policy by rider. A charge will be deducted monthly from your policy value for certain supplemental benefits. Each supplemental benefit is subject to its own requirements as to eligibility and cost. You may cancel supplemental benefits at any time. From time to time, we may make available supplemental benefits other than those listed below. Contact your agent or our Administrative Office for a complete list of the supplemental benefits available. The terms and conditions of each supplemental rider are specified in the applicable rider itself; the following are only brief, general summaries.

     Accelerated Death Benefit Rider. This benefit allows accelerated payment of up to 75% of the death benefit (in a lump sum only) while the insured is still alive, if the insured is diagnosed as having a terminal illness expected to cause death within 12 months (unless a shorter period is required by state law). There is no charge for this rider prior to the time the accelerated benefits are paid. The maximum benefit available is the lesser of 75% of the policy death benefit or $250,000. Exercise of this rider will reduce the other benefits under the policy under a formula set forth in the rider. Issue age is 0-75.

     Accidental Death Benefit Rider. This benefit will be paid if the insured dies as a result of an accident before age 70. The cost of insurance for this rider is $0.10 per $1,000 of rider coverage amount per month. Issue age is 5-60.

     Children’s Term Insurance Rider. This benefit allows you to add death benefit coverage for your children. The rider provides from $1,000 to $10,000 term insurance on each child. Coverage is available until the earliest of the child’s age 25, primary insured’s age 65, or upon death of the primary insured. Coverage may be converted to permanent insurance for an amount up to five times the amount of insurance provided by this rider. There is an additional charge for this rider. The cost of insurance for this rider is $1.00 per $1,000 of rider coverage amount per month. This rider is subject to satisfactory evidence of insurability. Issue ages 14 days to 21 years of age.

     Additional Insured Term Insurance Rider. This benefit allows you to provide for death benefits on up to five family members (spouse and/or children). The oldest individual must be the primary insured. This rider provides term insurance coverage on each additional insured until the policy anniversary coinciding with or next following the additional insured’s 99th birthday. Coverage may be converted through age 75. Cost of insurance rates vary based on the attained age, sex, and risk class of each insured. The additional insured must provide evidence of insurability satisfactory to us to be insured under this rider. The minimum issue amount is $50,000. Issue age is 0-75.

     Disability Waiver of Monthly Deduction Rider. The benefit provides for waiver of monthly deductions after the insured has been totally disabled for six months. The disability must commence after the policy’s effective date and prior to age 60. The waiver continues as long as total disability continues. The rider ends at the insured’s age 60, except for any benefits resulting from total disability which began prior to age 60. Cost of insurance rates for this rider are based on the attained age of the insured. Issue age is 15-55.

Tax Considerations

The following discussion of the federal income tax treatment of the policy is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the policy is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences or federal estate or gift tax consequences associated with the purchase of the policy. The state and local tax consequences with respect to your policy may be different than the federal tax consequences. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any policy or of any transaction involving a policy.

Tax Status of Protective Life

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of Protective Life, the Variable Account is not separately taxed as a “regulated investment company” under the Code. Under existing federal income tax laws, Protective Life is not taxed on investment income and realized capital gains of the Variable Account, although Protective Life’s federal taxes are increased in respect of the policies because of the federal tax law’s treatment of deferred acquisition costs. Currently, a charge for federal income taxes is not deducted from the sub-accounts or the policy’s policy value. However, Protective Life does deduct a premium expense charge from each premium payment in all policy years in part to compensate us for the federal tax treatment of deferred acquisition costs. Protective Life reserves the right in the future to make a charge against the Variable Account or the policy values of a policy for any federal, state, or local income taxes that we incur and determine to be properly attributable to the Variable Account or the policy. Protective Life will promptly notify the owner of any such charge.

To the extent permitted under Federal tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions.

Taxation of Insurance Policies

Tax Status of the Policies. Section 7702 of the Code establishes a statutory definition of life insurance for federal tax purposes. While the requirements of this section of the Code are complex, and limited guidance has been provided from the Internal Revenue Service (the “IRS”) or otherwise, Protective Life believes that the policy will meet the current statutory definition of life insurance, which places limitations on the amount of premiums that may be paid and the policy values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary’s gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured’s death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Variable Account are “adequately diversified” in accordance with Treasury Department regulations, and (2) Protective Life, rather than the owner, is considered the owner of the assets of the Variable Account for federal income tax purposes.

Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified”. If the Variable Account fails to comply with these diversification standards, the policy will not be treated as a life insurance contract for federal income tax purposes and the owner would generally be taxed currently on the income on the contract (as defined in the tax law). Protective Life expects that the Variable Account, through the Ivy Funds Variable Insurance Portfolios, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment. In certain circumstances, variable life insurance contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners’ gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. Protective Life does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the policy as necessary to attempt to prevent owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.

The remainder of this discussion assumes that the policy will be treated as a life insurance contract for federal tax purposes.

Tax Treatment of Life Insurance Death Benefit Proceeds. In general, the amount of the death benefit proceeds payable from a policy by reason of the death of the insured is excludable from gross income under Section 101 of the Code. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit proceeds being taxable.

If the death benefit proceeds are not received in a lump sum and are, instead, applied under either payment options 1 (fixed amount), 2 (fixed period), or 3 (life income), generally payments will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary’s income and amounts attributable to interest (accruing after the insured’s death) which will be includible in the beneficiary’s income. If the death benefit proceeds are applied under payment option 4 (proceeds left at interest), the interest credited will be currently includible in the beneficiary’s income.

Accelerated death benefits paid under this policy upon a terminal illness generally will be excludable from income under Section 101 of the Code. Certain exceptions apply for certain business-related policies.

Tax Deferral During Accumulation Period. Under existing provisions of the Code, except as described below, any increase in an owner’s policy value is generally not taxable to the owner unless amounts are received (or are deemed to be received) from the policy prior to the insured’s death. If there is a surrender of the policy, an amount equal to the excess of the amount received over the “investment in the contract” will generally be includible in the owner’s income. The “investment in the contract” generally is the aggregate premiums paid less the aggregate amount previously received under the policy to the extent such amounts received were excludable from gross income. Whether withdrawals (or other amounts deemed to be distributed) from the policy constitute income to the owner depends, in part, upon whether the policy is considered a “modified endowment contract” (“MEC”) for federal income tax purposes.

Policies Not Owned by Individuals

In the case of policies issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer’s otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20-percent owner, or an officer, director, or employee, of a trade or business. Entities that are considering purchasing the policy, or entities that will be beneficiaries under a policy, should consult a tax advisor.

Policies That Are Not MECs

Tax Treatment of Withdrawals Generally. If the policy is not a MEC (described below), the amount of any withdrawal from the policy generally will be treated first as non-taxable recovery of premium and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC generally will not be includible in income except to the extent it exceeds the investment in the contract immediately before the withdrawal.

Certain Distributions Required by the Tax Law in the First 15 policy Years. As indicated above, Section 7702 of the Code places limitations on the amount of premiums that may be paid and the policy values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 of the Code in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income notwithstanding the general rule described in the preceding paragraph. A reduction in benefits may result upon a decrease in the face amount, a change from one death benefit option to the other, if withdrawals are made, and in certain other instances.

Tax Treatment of Loans. If a policy is not classified as a MEC, a loan received under the policy generally will be treated as indebtedness of the owner. As a result, no part of any loan under a policy will constitute income to the owner so long as the policy remains in force. However in those situations where the interest rate credited to the loaned amount equals the interest rate charged for the loan, it is possible that some or all of the loan proceeds may be includible in income. If a policy lapses when a loan is outstanding, the amount of the loan outstanding will be treated as the proceeds of a surrender for purposes of determining whether any amounts are includible in the owner’s income. Also, there is uncertainty regarding the tax treatment of loans where the policy has not lapsed due to operation of a lapse protection feature, including the death benefit guarantee.

Generally, interest paid on any loans under this policy will not be tax deductible. The non-deductibility of interest includes interest paid or accrued on indebtedness with respect to one or more life insurance policies owned by a taxpayer covering any individual who is or has been an officer or employee of, or financially interested in, any trade or business carried on by the taxpayer. A limited exception to this rule exists for certain interest paid in connection with certain “key person” insurance. In the case of interest paid in connection with a loan with respect to a policy covering the life of any key person, interest is deductible only to the extent that the aggregate amount of loans under one or more life insurance policies does not exceed $50,000. Further, even as to such loans up to $50,000, interest would not be deductible if the policy were deemed for federal tax purposes to be a single premium life insurance policy or, in certain circumstances, if the loans were treated as “systematic borrowing” within the meaning of the tax law. A “key person” is an individual who is either an officer or a twenty percent owner of the taxpayer. The maximum number of individuals who can be treated as key persons may not exceed the greater of (1) 5 individuals or (2) the lesser of 5 percent of the total number of officers and employees of the taxpayer or 20 individuals. Owners should consult a tax advisor regarding the deductibility of interest incurred in connection with this policy.

Policies That Are MECs

Characterization of a Policy as a MEC. In general, a policy will be considered a MEC for federal income tax purposes if (1) the policy is received in exchange for a life insurance contract that was a MEC, or (2) the policy is entered into on or after June 21, 1988 and premiums are paid into the policy more rapidly than the rate defined by a “7-Pay Test”. This test generally provides that a policy will fail this test (and thus be considered a MEC) if the accumulated amount paid under the policy at any time during the 1st 7 policy Years exceeds the cumulative sum of the net level premiums which would have been paid to that time if the policy provided for paid-up future benefits after the payment of 7 level annual premiums. A material change of the policy (as defined in the tax law) will generally result in a reapplication of the 7-Pay Test. In addition, any reduction in benefits during the 7-Pay period will affect the application of this test. Protective Life will monitor the policies and will attempt to notify owners on a timely basis if a policy is in jeopardy of becoming a MEC. The policy owner may then request that Protective Life take whatever steps are available to avoid treating the policy as a MEC, if that is desired.

Tax Treatment of Withdrawals, Loans, Assignments and Pledges under MECs. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premiums paid. Thus, withdrawals will be includible in income to the extent the policy value exceeds the investment in the contract. The amount of any policy loan plus accrued, but unpaid interest, will be treated as a withdrawal for tax purposes. Distributions made within two years before a failure to meet the 7-Pay Test are treated as made under a MEC. In addition, the discussion of interest on loans and of lapses while loans are outstanding under the caption “Policies That Are Not MECs” also applies to policies which are MECs.

If the owner assigns or pledges any portion of the policy value (or agrees to assign or pledge any portion), such portion will be treated as a withdrawal for tax purposes. The owner’s investment in the contract is increased by the amount includible in income with respect to any assignment, pledge, or loan, though it is not affected by any other aspect of the assignment, pledge, or loan (including its release or repayment). Before assigning, pledging, or requesting a loan under a policy treated as a MEC, an owner should consult a tax advisor.

Penalty Tax. Generally, proceeds of a surrender or a withdrawal (or the amount of any deemed withdrawal such as a loan, assignment, or pledge) from a MEC are subject to a penalty tax equal to 10% of the portion of the proceeds that is includible in income, unless the surrender or withdrawal is made (1) after the owner attains age 59½, (2) because the owner has become disabled (as defined in the tax law), or (3) as substantially equal periodic payments over the life or life expectancy of the owner (or the joint lives or life expectancies of the owner and his or her beneficiary, as defined in the tax law).

Aggregation of Policies. All life insurance contracts which are treated as MECs and which are purchased by the same person from the same life insurance company or any of its affiliates within the same calendar year will be aggregated and treated as one contract for purposes of determining the tax on withdrawals (including deemed withdrawals). The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or a withdrawal (or a deemed withdrawal) that is taxable and the amount which might be subject to the 10% penalty tax described above.

Constructive Receipt Issues

The IRS could determine that an owner is in constructive receipt of the policy value if the policy value equals the death benefit, which can occur in some instances where the insured is age 100 and elects to continue the policy. If the owner was determined to be in constructive receipt of the policy value, an amount equal to the excess of the policy value over the investment in the contract could be includible in the owner’s income at that time.

Section 1035 Exchanges

Section 1035 of the Code provides, in certain instances, that no gain or loss will be recognized on the exchange of one life insurance policy for another life insurance policy, an endowment contract, an annuity contract or a long term care contract. Special rules and procedures apply to section 1035 exchanges. If you wish to take advantage of Section 1035 of the Code, you should consult your tax advisor.

Life Insurance Purchases by Nonresident Aliens and Foreign Corporations

Owners that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, owners may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a qualified tax adviser regarding U.S. and foreign taxation with respect to a life insurance policy purchase.

Actions to Ensure Compliance with the Tax Law

Protective Life believes that the maximum amount of premiums it has determined for the policies will comply with the federal tax definition of life insurance. Protective Life will monitor the amount of premiums paid, and, if the premiums paid exceed those permitted by the tax definition of life insurance, Protective Life will immediately refund the excess premiums with interest to the extent required by the Code. Protective Life also reserves the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to ensure the compliance of the policy with the federal tax definition of life insurance.

Other Considerations

Changing the owner, exchanging the policy, changing from one death benefit option to another, adding or cancelling supplemental benefits and other changes under the policy may have tax consequences (other than those discussed herein) depending on the circumstances of such change or withdrawal. In addition, special tax consequences may apply if you sell your policy. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

Life Insurance Purchases by Employers

In the case of an “employer-owned life insurance contract” as defined in the tax law that is issued (or deemed to be issued) after August 17, 2006, the portion of the death benefit excludable from gross income generally will be limited to the premiums paid for the contract. However, this limitation on the death benefit exclusion will not apply if certain notice and consent requirements are satisfied and one of several exceptions is satisfied. These exceptions include circumstances in which the death benefit is payable to certain heirs of the insured or to acquire an ownership interest in a business, or where the contract covers the life of a director or an insured who is “highly compensated” within the meaning of the tax law. These rules, including the definition of an employer-owned life insurance contract, are complex, and you should consult with your advisers for guidance as to their application.

The IRS and the Treasury Department have issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax advisor before entering into or paying additional premiums with respect to such arrangements.

On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The policies described in this prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a policy may be purchased.

Federal Income Tax Withholding

Protective Life will withhold and remit to the federal government a part of the taxable portion of a surrender and withdrawal made under a policy unless the owner notifies Protective Life in writing and such notice is received in good order at our Administrative Office at or before the time of the surrender or withdrawal that he or she elects not to have any amounts withheld. Regardless of whether the owner requests that no taxes be withheld or whether Protective Life withholds a sufficient amount of taxes, the owner will be responsible for the payment of any taxes including any penalty tax that may be due on the amounts received. The owner may also be required to pay penalties under the estimated tax rules if the owner’s withholding and estimated tax payments are insufficient to satisfy the owner’s tax liability.

Sale of the Policies

     Investment Distributors, Inc. (“IDI”), 2801 Highway 280 South, Birmingham, Alabama, 35223, is the principal underwriter (as defined under Federal securities laws and regulations) of the policies since July 1, 2012. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority (“FINRA”). The underwriter may enter into written sales agreements with various broker-dealers. A commission may be paid to broker-dealers or registered representatives in connection with the policies.

     To the extent permitted by FINRA rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

•	the surrender charge;

•	the mortality and expense risk charge;

•	the cost of insurance charge; and

•	investment earnings on amounts allocated under policies to the fixed account.

     Commissions paid on the policy, including other incentives or payments, are not directly charged to the policy owners or the Variable Account.

State Variations

     The prospectus and Statement of Additional Information provide a general description of the policy. Certain provisions of your policy may be different from the general description in this prospectus because of legal requirements in your state. Your actual policy and any riders are the controlling documents. All riders and options are not available in all states. Contact your registered representative or our Administrative Office for specific information.

Legal Proceedings

     Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on Investment Distributors, Inc.’s, Protective Life’s or the Variable Account’s financial position.

Financial Statements

     Our financial statements and the financial statements of the Variable Account are contained in the Statement of Additional Information. Our financial statements should be distinguished from the Variable Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the policies. For a free copy of these financial statements and/or the Statement of Additional Information, please call or write to us at our Administrative Office.

Glossary

Administrative Office	Customer Service Protective Life Insurance Company Post Office Box 1928 Birmingham, AL 35282-8238 Toll Free: (800) 456-6330
Attained Age	The age of the insured on his or her last birthday at the beginning of each policy year.
Business Day	Each day that the New York Stock Exchange is open for regular trading and our Administrative Office is open for business. The close of regular trading on the New York Stock Exchange usually is 4:00 p.m. Eastern Time. Currently, the Friday after Thanksgiving and, in most years, December 24 (Christmas Eve day) and December 31 (New Year’s Eve day) are not business days.
Cash Surrender Value	Policy value less any applicable surrender charges.
Death Benefit	The amount of insurance payable to the beneficiary on the death of the insured.
Death Benefit Option	One of two options under the policy that is used to determine the amount of the death benefit.
Fixed Account	A part of our general account. The general account consists of all of our assets other than those in any separate account.
Fixed Account Value	The policy value in the fixed account.
Loan Balance Maturity Date	The sum of all outstanding loans including principal and interest. Policy anniversary on or next following the insured’s 100th birthday.
Minimum Monthly Premium	For any policy month during the death benefit guarantee period, the minimum amount of premium required to keep the death benefit guarantee in effect.
Monthly Anniversary	The same day each month as the policy’s effective date. If the monthly anniversary falls on a date other than a business day, the next following business day will be deemed the monthly anniversary.
Net Cash SurrenderValue	Cash surrender value less any loan balance.
Net Premium	The premium received less the premium expense charge.
Partial Surrender	A request to withdraw a portion of the net cash surrender value. A partial surrender will be subject to a surrender charge.
Policy Anniversary
The same day and month as the policy’s effective date each year that the policy remains in force. If the policy anniversary falls on a date other than a business day, the next following business day will be deemed the policy anniversary.

Policy’s Effective Date	The date from which policy anniversaries and policy years are determined. Your policy’s effective date is shown in your policy.
Policy Loan	A request to borrow a portion of the net cash surrender value.
Policy Month	The first policy month starts on the policy’s effective date. Subsequent policy months start on each monthly anniversary.
Policy Value	The sum of the variable account value and the fixed account value.
Variable Account Value	The sum of the values of the variable investment divisions under your policy.
We, Us, or Protective Life	Protective Life Insurance Company.
You and Your	The policy owner.

Statement of Additional Information Table of Contents

Additional Policy Information	3
The Contract	3
Incontestability	3
Misstatement of Age or Sex	3
Suicide Exclusion	3
Assignment and Change of Owner	3
Paid-Up Insurance Option	3
Dividends	4
Valuation of Units	4
Reduction in Charges for Certain Groups	4
Other Information	5
Underwriters	5
Experts	5
Potential Conflicts of Interest	6
Reports to Owners	6
Legal Matters	6
Additional Information	7
Financial Statements	7

     The Statement of Additional Information contains additional information about the Variable Account and the Company. To learn more about the policy, including more detailed information concerning compensation paid for the sale of policies, you should read the Statement of Additional Information dated the same date as this prospectus. The Table of Contents for the Statement of Additional Information appears on page 43 of this prospectus. For a free copy of the Statement of Additional Information, to receive personalized illustrations of death benefits, net cash surrender values, and cash values, and to request other information about the policy please call 1-(800) 456-6330 or write to us at our Administrative Office.

     The Statement of Additional Information has been filed with the SEC and is incorporated by reference into this prospectus and is legally a part of this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the Statement of Additional Information and other information about us and the policy. Information about us and the policy (including the Statement of Additional Information) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-8209

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT

PROTECTIVE LIFE INSURANCE COMPANY

Customer Service
Protective Life Insurance Company

Post Office Box 1928

Birmingham, AL 35282-8238

Toll Free: (800) 456-6330

STATEMENT OF ADDITIONAL INFORMATION
Flexible Premium Variable Life Insurance Policy

     This Statement of Additional Information (“SAI”) contains additional information regarding ADVANTAGE PLUS Variable Life Insurance, a flexible premium variable life insurance policy (the “policy”) offered by Protective Life Insurance Company (“Protective”). This SAI is not a prospectus, and it should be read together with the prospectus for the policy dated July 2, 2012 (the “prospectus”). You may obtain a copy of the prospectus by writing or calling us at our address or phone number shown above. Terms used in the prospectus are incorporated in this SAI.

The date of this Statement of Additional Information is July 2, 2012.

Statement of Additional Information Table of Contents

Additional Policy Information	3
The Contract	3
Incontestability	3
Misstatement of Age or Sex	3
Suicide Exclusion.	3
Assignment and Change of Owner	3
Paid-Up Insurance Option	3
Dividends	4
Valuation of Units	4
Reduction in Charges for Certain Groups	4
Other Information	5
Underwriters	5
Experts	5
Potential Conflicts of Interest	6
Reports to Owners	6
Legal Matters	6
Additional Information	7
Financial Statements	7

Additional Policy Information

The Contract

     The entire contract is made up of the policy, any riders, and the written application. All statements made in the application, in the absence of fraud, are considered representations and not warranties. We can use only the statements made in the written application to defend a claim or void the policy.

Incontestability

     After the policy has been in force during the insured’s lifetime for a period of two years from the policy’s effective date, the policy limits our right to contest the policy as issued, except for material misstatements contained in any application. This also applies to reinstatements and increases in the face amount, for two years after the reinstatement date or effective date of the increase.

Misstatement of Age or Sex

     The death benefit will be adjusted if the insured’s age or sex has been misstated in the application. The benefits paid will be those which the last monthly cost of insurance charge would have provided at the correct age and sex.

Suicide Exclusion

     The policy limits the death benefit if the insured dies by suicide, generally within two years after the policy’s effective date or effective date of the increase. In this instance, our liability will be limited to the total premiums paid less any partial surrenders and any loan balance.

Certain states may require suicide exclusion provisions that differ from those stated here.

Assignment and Change of Owner

     You may assign the policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it in good order at our Administrative Office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. (See “Tax Considerations” in the prospectus.) You may change the policy owner by sending a written request in good order to us (at our Administrative Office) while the insured is alive and the policy is in force. The change will take effect the date you sign the request, but the change will not affect any action we have taken before we receive the request in good order. A change of policy owner may have tax consequences. You should consult a tax adviser before changing the policy owner. (See “Tax Considerations” in the prospectus.) A change of policy owner does not change the beneficiary designation. (See “Beneficiary” in the prospectus.) Any such assignment or change must be in a written form acceptable to us.

     This policy, or any of its riders, is not designed for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme. This policy is not designed to be traded on any stock exchange or secondary market. By purchasing this policy, you represent and warrant that you are not purchasing or intending to use this policy, or any of its riders, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Paid-Up Insurance Option

     If premium payments cease, insurance under the policy and any supplemental benefits provided by rider will continue as provided under the grace period provisions described under “Premiums to Prevent Termination” in the prospectus. The policy will not continue beyond its maturity date. Any supplemental benefits added by a rider will not continue beyond the termination date described in the rider.

3

Dividends

     The policy is non-participating. This means that no dividends will be paid on the policy. The policy will not share in our profits or surplus earnings.

Valuation of Units

     Each variable investment division’s unit value was arbitrarily set at $1.00 when the variable investment division was established. The unit value is determined on each business day by multiplying the unit value for the variable investment division on the prior business day by the variable investment division’s net investment factor for the current business day.

     Net Investment Factor. The net investment factor is an index used to measure the investment performance of a variable investment division from one business day to the next. The net investment factor for any variable investment division for any business day is determined by dividing (a) by (b) and subtracting (c) from the result, where:

(a)	is:

	(1)	the net asset value per share of the portfolio shares held in the variable investment division determined at the end of the current business day; plus

(2)
the per share amount of any dividend or capital gain distributions on the portfolio shares held in the variable investment division, if the “ex-dividend” date occurs during the current business day; plus or minus

	(3)	a charge or credit for any taxes reserved for the current business day which we determine to have resulted from the investment operations of the variable investment division;

(b)	is:

	(1)	the net asset value per share of the portfolio shares held in the variable investment division, determined at the end of the last prior business day; plus or minus

	(2)	the charge or credit for any taxes reserved for the last prior business day; and

(c)	is a deduction for the current mortality and expense risk charge.

Reduction in Charges for Certain Groups

     We do waive or reduce the administrative charge, the guaranteed death benefit charge, the premium expense charge, and the surrender charges on policies that have been sold to:

(a)	our employees and sales representatives, or those of our affiliates or distributors of the policy; or

(b)	individuals or groups of individuals where the sale of the policy results in savings of administrative or commission expenses.

4

Other Information

Underwriters

Investment Distributors, Inc. is the principal underwriter of the policies as of July 1, 2012.

     Comerica Securities, Inc., 201 W. Fort Street, Detroit, Michigan 48226, was the principal underwriter of the policies from February 1, 2010 to June 30, 2012.

     Prior to February 1, 2010, Sterne Agee Financial Services, Inc., 800 Shades Creek Parkway, Suite 575, Birmingham, Alabama 35209, was the principal underwriter of the policies.

     For each of the last three fiscal years, the principal underwriter(s) received the following sales compensation with respect to the policies:

Aggregate Amount
of Commissions
Paid To Sterne Agee
Fiscal year	Financial Services, Inc. *
2009	$47,634.83
2010	$ 2,979.00
2011	$ 0

Aggregate Amount
of Commissions
Fiscal year	Paid To Comerica Securities*
2009	$ 0
2010	$23,259
2011	$16,507

Aggregate Amount
of Commissions
Paid To
Fiscal year	Investment Distributors, Inc.**
2009	$0
2010	$0
2011	$0

*
Includes sales compensation paid to registered persons of the underwriter or to other selling firms. We have no information as to the amount retained by the principal underwriter. Comerica was also paid $55,000 in 2010 and $60,000 in 2011 for services rendered as principal underwriter.

**	Investment Distributors, Inc. did not retain any of these amounts.

     Commissions payable for policy sales are 75% of first-year premiums up to the target premium. For each premium received following an increase in base face amount, a commission on such premiums will be paid up to the target premium for the increase in each year; the commission will be calculated using the commission rates for the corresponding policy year. We pay commissions for substandard risk and rider premiums based on our rules at the time of payment. Additional amounts may be paid and expenses may be reimbursed based on various factors.

Experts

     The statement of assets and liabilities of the United Investors Universal Life Variable Account as of December 31, 2011 and the related statement of operations and the statement of changes in net assets for the year ended December 31, 2011 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

5

     The consolidated financial statements of Protective Life Insurance Company as of December 31, 2011, and 2010 and for each of the three years in the period ended December 31, 2011 included in this SAI, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     The statement of changes in net assets of the Variable Account for the year ended December 31, 2010 and the financial highlights for each of the four years in the period then ended, included in this SAI, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Potential Conflicts of Interest

     In addition to the Variable Account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither we nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each portfolio’s Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of these variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. This action could include the sale of portfolio shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example: (1) changes in state insurance laws; (2) changes in Federal income tax laws; or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

     If a portfolio’s Board of Directors (Trustees) were to conclude that separate portfolios should be established for variable life insurance and variable annuity separate accounts, we will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined portfolio.

     The portfolios may also sell shares directly to certain pension and retirement plans qualifying under Section 401 of the Code. As a result, there is a possibility that a material conflict may arise between the interests of owners of this policy or other policies or contracts (including policies issued by other companies), and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, we will consider what action may be appropriate, including removing the portfolio as an investment option under the policies or replacing the portfolio with another portfolio.

Reports to Owners

     At least once a year, you will be sent a report showing information about your policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each portfolio underlying a variable investment division to which you have allocated net premiums or transferred policy value, as required by the 1940 Act. In addition you will receive a written confirmation of each transaction when you pay premiums (except for premiums paid by automatic deduction from your checking account), make a partial surrender, make transfers, or take out a policy loan. Other items (e.g., monthly deductions and premiums paid by automatic deduction from your checking account) will be confirmed only in the annual or other periodic statement.

Legal Matters

     Legal advice regarding certain matters relating to Federal securities laws has been provided by Sutherland Asbill & Brennan LLP of Washington, D.C.

6

Additional Information

     A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the policies. Not all the information set forth in the registration statement, and the amendments and exhibits thereto, has been included in the prospectus and this SAI. Statements contained in this SAI concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N.E., Washington, DC 20549.

Financial Statements

     The financial statements of Protective Life, which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

Financial Statements follow this page.

7

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT

OF UNITED INVESTORS LIFE INSURANCE COMPANY

REPORT ON AUDIT OF FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

INDEX TO FINANCIAL STATEMENTS

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY	Page(s)

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Statement of Assets and Liabilities as of December 31, 2011	F-4

Statement of Operations for the year ended December 31, 2011	F-5

Statement of Changes in Net Assets for the years ended
December 31, 2011 and December 31, 2010	F-6 - F-7

Notes to Financial Statements	F-8 - F-15

PROTECTIVE LIFE INSURANCE COMPANY

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Owners of the United Investors Universal Life Variable Account
and Board of Directors of United Investors Life Insurance Company:

In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts as listed in Note 1 to such financial statements of the United Investors Universal Life Variable Account (the "Separate Account") at December 31, 2011, the results of its operations and the changes in their net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the management of United Investors Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit, which included confirmation of securities at December 31, 2011 by correspondence with the transfer agents of the investee mutual funds, provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama

April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
United Investors Life Insurance Company
and the Contract Owners of the
United Investors Universal Life Variable Account:

We have audited the accompanying statement of changes in net assets of each of the subaccounts (“portfolios,” for the purpose of this report) that include the Asset Strategy, Balanced, Bond, Core Equity, Growth, High Income, International Growth, Money Market, Science and Technology, and Small Cap Growth portfolios that comprise the United Investors Universal Life Variable Account (the “Universal Life Variable Account”) for the year ended December 31, 2010, and the unit values and financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Universal Life Variable Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Universal Life Variable Account is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Universal Life Variable Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned at December 31, 2010, by correspondence with the investment company. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the changes in net assets of each of the respective portfolios of the Universal Life Variable Account for the year ended December 31, 2010, and the financial highlights for each of the four years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 28, 2011

United Investors Universal Life Variable Account
of United Investors Life Insurance Company

Statement of Assets and Liabilities

December 31, 2011

	Asset Strategy	Balanced	Bond	Core Equity	Growth	High Income	International Growth	Money Market	Science and Technology	Small Cap Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
ASSETS

Investments in underlying portfolio funds, at current fair value	$6,148,526	$4,241,789	$2,474,493	$18,681,707	$21,060,992	$2,692,869	$7,880,632	$1,205,302	$18,263,782	$12,106,132
Dividends and other receivables	-	-	-	-	-	-	-	-	-	-

Total assets	6,148,526	4,241,789	2,474,493	18,681,707	21,060,992	2,692,869	7,880,632	1,205,302	18,263,782	12,106,132

LIABILITIES

Liabilities - other payables	1,068	735	427	3,178	3,623	470	1,369	232	3,136	2,084

Net assets	$6,147,458	$4,241,054	$2,474,066	$18,678,529	$21,057,369	$2,692,399	$7,879,263	$1,205,070	$18,260,646	$12,104,048

Units Outstanding	1,716,578	2,259,361	1,362,375	11,059,540	11,224,874	1,360,223	4,108,306	1,205,154	3,944,123	5,891,740

Shares Owned in each Portfolio	675,091	470,536	426,343	1,596,550	2,066,647	787,665	1,003,135	1,205,302	1,197,876	1,295,938

Fair Value per Share	$9.11	$9.01	$5.80	$11.70	$10.19	$3.42	$7.86	$1.00	$15.25	$9.34

 See accompanying notes to financial statements

United Investors Universal Life Variable Account
of United Investors Life Insurance Company

Statement of Operations

December 31, 2011

	Asset Strategy	Balanced	Bond	Core Equity	Growth	High Income	International Growth	Money Market	Science and Technology	Small Cap Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
REVENUE

Dividend income	$79,102	$68,381	$66,797	$70,274	$86,718	$204,087	$36,852	$271	$-	$-

EXPENSES

Mortality and expense risk charges	52,639	31,533	17,850	137,128	153,298	19,665	62,079	9,561	144,685	97,016

Net investment income (loss)	26,463	36,848	48,947	(66,854)	(66,580)	184,422	(25,227)	(9,290)	(144,685)	(97,016)

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS

Net realized gain (loss) on redemption of investment shares	107,696	110,749	53,388	322,186	332,770	56,003	157,566	-	398,009	386,462
Capital gain distributions	-	360,320	16,492	628,925	790,673	-	-	-	736,108	118,912
Net realized gain (loss) on investments	107,696	471,069	69,880	951,111	1,123,443	56,003	157,566	-	1,134,117	505,374

Change in unrealized appreciation (depreciation) on investments	(680,903)	(396,143)	39,236	(678,882)	(731,893)	(112,842)	(824,176)	-	(2,228,141)	(1,950,381)

Net realized and unrealized gain (loss) on investments	(573,207)	74,926	109,116	272,229	391,550	(56,839)	(666,610)	-	(1,094,024)	(1,445,007)

Net increase (decrease) in net assets resulting from operations	$(546,744)	$111,774	$158,063	$205,375	$324,970	$127,583	$(691,837)	$(9,290)	$(1,238,709)	$(1,542,023)

See accompanying notes to financial statements.

United Investors Universal Life Variable Account
of United Investors Life Insurance Company

Statement of Changes in Net Assets

For the year ended December 31, 2011

	Asset Strategy	Balanced	Bond	Core Equity	Growth	High Income	International Growth	Money Market	Science and Technology	Small Cap Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS

Net investment income (loss)	$26,463	$36,848	$48,947	$(66,854)	$(66,580)	$184,422	$(25,227)	$(9,290)	$(144,685)	$(97,016)

Net realized gain (loss) on investments	107,696	471,069	69,880	951,111	1,123,443	56,003	157,566	-	1,134,117	505,374

Change in unrealized appreciation (depreciation) of investments	(680,903)	(396,143)	39,236	(678,882)	(731,893)	(112,842)	(824,176)	-	(2,228,141)	(1,950,381)

Net increase (decrease) in net assets resulting from operations	(546,744)	111,774	158,063	205,375	324,970	127,583	(691,837)	(9,290)	(1,238,709)	(1,542,023)

POLICY OWNERS' TRANSACTIONS

Proceeds from sales	315,119	323,775	180,166	1,583,412	1,923,309	191,054	646,504	119,963	1,324,502	982,655
Net transfer (to) from affiliate and subaccounts	(503,458)	(25,461)	675,426	27,528	(123,605)	(63,703)	(215,098)	(188,030)	(244,311)	(122,486)
Payments for redemptions	(551,778)	(453,421)	(983,440)	(1,562,833)	(2,022,076)	(322,577)	(782,753)	(108,933)	(1,625,671)	(1,103,321)
Cost of insurance	(308,855)	(282,755)	(161,846)	(1,132,092)	(1,212,184)	(143,618)	(402,145)	(97,059)	(958,403)	(637,362)
Sales expenses	(10,284)	(10,283)	(5,142)	(53,989)	(64,272)	(7,713)	(23,138)	(5,142)	(43,705)	(33,421)
Administrative expense	(16,849)	(14,975)	(6,702)	(78,142)	(94,761)	(7,927)	(29,438)	(2,355)	(85,257)	(54,034)

Net increase (decrease) from policy owners' transactions	(1,076,105)	(463,120)	(301,538)	(1,216,116)	(1,593,589)	(354,484)	(806,068)	(281,556)	(1,632,845)	(967,969)

Total increase (decrease) in net assets	(1,622,849)	(351,346)	(143,475)	(1,010,741)	(1,268,619)	(226,901)	(1,497,905)	(290,846)	(2,871,554)	(2,509,992)

NET ASSETS

Beginning of period	7,770,307	4,592,400	2,617,541	19,689,270	22,325,988	2,919,300	9,377,168	1,495,916	21,132,200	14,614,040

End of period	$6,147,458	$4,241,054	$2,474,066	$18,678,529	$21,057,369	$2,692,399	$7,879,263	$1,205,070	$18,260,646	$12,104,048

See accompanying notes to financial statements.

United Investors Universal Life Variable Account
of United Investors Life Insurance Company

Statement of Changes in Net Assets

For the year ended December 31, 2010

	Asset Strategy	Balanced	Bond	Core Equity	Growth	High Income	International Growth	Money Market	Science and Technology	Small Cap Growth
	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount	Subaccount
OPERATIONS

Net investment income (loss)	$24,419	$114,916	$77,171	$45,169	$(21,532)	$198,797	$20,312	$(11,133)	$442,035	$(94,615)

Net realized gain (loss) on investments	131,401	194,183	17,494	(336,980)	38,432	40,154	(44,090)	-	609,905	(42,302)

Change in unrealized appreciation (depreciation) of investments	403,463	352,025	31,911	3,655,884	2,320,966	134,897	1,168,915	-	1,212,448	3,401,819

Net increase (decrease) in net assets resulting from operations	559,283	661,124	126,576	3,364,073	2,337,866	373,848	1,145,137	(11,133)	2,264,388	3,264,902

POLICY OWNERS' TRANSACTIONS

Premium deposits and net transfers *	226,125	286,545	462,925	1,371,451	1,677,900	160,106	567,670	197,595	1,043,198	863,262
Payments for redemptions	(514,453)	(331,972)	(111,974)	(1,503,557)	(1,805,172)	(252,743)	(872,090)	(210,661)	(1,709,988)	(1,213,897)
Cost of insurance	(333,838)	(282,692)	(158,335)	(1,112,969)	(1,216,624)	(154,272)	(406,108)	(78,480)	(977,270)	(633,095)
Sales expenses	(9,618)	(7,325)	(4,915)	(42,718)	(49,687)	(5,255)	(15,195)	(12,157)	(43,549)	(27,477)
Administrative expense	(18,676)	(15,494)	(7,320)	(78,907)	(99,387)	(8,216)	(31,027)	(2,629)	(91,525)	(55,545)

Net increase (decrease) from policy owners' transactions	(650,460)	(350,938)	180,381	(1,366,700)	(1,492,970)	(260,380)	(756,750)	(106,332)	(1,779,134)	(1,066,752)

Total increase (decrease) in net assets	(91,177)	310,186	306,957	1,997,373	844,896	113,468	388,387	(117,465)	485,254	2,198,150

NET ASSETS

Beginning of period	7,861,484	4,282,214	2,310,584	17,691,897	21,481,092	2,805,832	8,988,781	1,613,381	20,646,946	12,415,890

End of period	$7,770,307	$4,592,400	$2,617,541	$19,689,270	$22,325,988	$2,919,300	$9,377,168	$1,495,916	$21,132,200	$14,614,040

* Includes transfer activity from other portfolios

See accompanying notes to financial statements.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(1) Organization

The United Investors Universal Life Variable Account (the “Separate Account”) was established on August 15, 1997, as a segregated account of United Investors Life Insurance Company (“UILIC”) in connection with the issuance of life policies (the “policies”) by the United Investors Universal Life Variable Account.  Prior to December 31, 2010, UILIC was a wholly owned subsidiary of Torchmark Corporation. On December 31, 2010, Protective Life Insurance Company, a wholly owned subsidiary of Protective Life Corporation, purchased all of the outstanding stock of UILIC.  New policies are no longer being sold but holders of existing policies may make additional deposits.  The investment options available under the policies have been registered as a unit investment trust under the Investment Company Act of 1940.

As of December 31, 2011, the Separate Account is divided into 10 subaccounts. Each subaccount invests exclusively in shares of a single mutual fund.  During the year ended December 31, 2011, assets were invested in all ten of the subaccounts as follows:

Ivy Funds VIP Asset Strategy	Ivy Funds VIP High Income
Ivy Funds VIP Balanced	Ivy Funds VIP International Growth
Ivy Funds VIP Bond	Ivy Funds VIP Money Market
Ivy Funds VIP Core Equity	Ivy Funds VIP Science and Technology
Ivy Funds VIP Growth	Ivy Funds VIP Small Cap Growth

(2) Significant Accounting Policies

Investments

Investments are made in the various portfolios in accordance with selections made by the policy owners.  Such investments are made at the net asset value per share, reported by the respective portfolios.

Security transactions and investment income

Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded as income on the ex-dividend date. Realized gains and losses from sales of investment shares are reported on the weighted average cost basis. Capital gain distributions are included in net realized gain/ (loss) on investments.

Accumulation unit valuation

On each day the New York Stock Exchange (the "Exchange") is open for trading, the accumulation unit value is determined as of the earlier of 3:00 p.m. (CST) or the close of the Exchange by dividing the total value of each subaccount’s investments and other assets, less liabilities, by the number of accumulation units outstanding in the respective subaccount.

Federal income taxes

The results of the operations of the Separate Account are included in the federal income tax return of UILIC. Under the provisions of the policies, UILIC has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax. Management will periodically review the policy in the event of changes in tax law. Accordingly, a change may be made in future years for any federal income taxes that would be attributable to the policies.

Net transfers (to) from affiliate or subaccounts

Net transfers (to) from affiliate or subaccounts include transfers of all or part of the policy owner’s interest to or from another subaccount or to the general account of UILIC.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(2) Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements.

Risks and Uncertainties

The Separate Account provides for various investment options in any combination of mutual funds.  Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the statement of assets and liabilities and the amounts reported in the statement of changes in net assets.

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, Financial Accounting Standards Board ("FASB") issued an amendment to Subtopic 820-10 that requires the following new disclosures: 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).  In addition, this Update provides amendments to clarify existing fair value measurement disclosures with respect to the required level of detail (i.e. class of assets and liabilities) and inputs and valuation techniques used for Level 2 and Level 3 investments.  In addition, this Update became effective for the Separate Account in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures were adopted by the Separate Account as of December 31, 2011 and did not have a material impact.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(2) Significant Accounting Policies, continued

Fair Value Measurements

The Separate Account determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosure Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Separate Account has categorized its financial instruments based on the priority of the inputs to the valuation technique, into the three level hierarchy.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Assets and Liabilities are categorized as follows:

•	Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

•	Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

a)	Quoted prices for similar assets in active markets

b)	Quoted prices for identical or similar assets in non-active markets

c)	Inputs other than quoted market prices that are observable

d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3:  Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

Determination of Fair Values
The valuation methodologies used to determine the fair values of assets and liabilities under the FASB guidance referenced in the Fair Value Measurements and Disclosures Topic reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Separate Account determines the fair values of certain financial assets based on quoted market prices. All of the investments in the subaccounts of the Separate Account are classified as Level 1 in the fair value hierarchy and consist of open-ended mutual funds. Participants may, without restriction, transact at the daily net asset value (“NAV”) of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(3) Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments, excluding distributions received and reinvested, for the year ended December 31, 2011, are as follows:

	Purchases	Sales
Ivy Funds VIP Asset Strategy	$706,272	$1,756,371
Ivy Funds VIP Balanced	849,440	915,561
Ivy Funds VIP Bond	1,029,295	1,265,477
Ivy Funds VIP Core Equity	1,768,018	2,422,722
Ivy Funds VIP Growth	1,963,227	2,833,453
Ivy Funds VIP High Income	350,946	521,104
Ivy Funds VIP International Growth	493,268	1,325,017
Ivy Funds VIP Money Market	859,877	1,150,818
Ivy Funds VIP Science and Technology	1,607,052	2,649,454
Ivy Funds VIP Small Cap Growth	1,019,469	1,966,314

(4) Expenses and Related Party Transactions

UILIC assumes mortality risks associated with the policies, as benefits paid to the policy owner or beneficiary may exceed policy value.  UILIC also incurs all expenses involving administration and maintenance of the policies, which may exceed charges assessed. In return, UILIC assesses a daily charge through a reduction in unit value based on assets for mortality and expense risk which amounts to an aggregate of 0.90% per annum for the first 10 policy years and then reduces the aggregate rate to 0.70% per annum thereafter.  An administrative fee of $60.00 on each policy anniversary is deducted through a redemption of units to compensate UILIC for expenses in administering the Universal Life Variable Account and the policy.

A deduction of 3.5% is charged from each premium deposit before allocating the resulting net premium to the policy value. This charge is deducted for state premium taxes and federal income tax treatment of deferred acquisition costs.

On each monthly policy anniversary, a deduction is made from the policy account value to compensate UILIC for certain costs and expenses through a reduction in units.  On each of the first 10 policy anniversaries, there is an annual deduction of 1.20% of the initial premium deposit, which is composed of the following expenses:

1.
Cost of Insurance charge will be deducted monthly to compensate UILIC for the cost of insurance for the preceding policy year. The mortality charge is based on a policy’s net amount at risk and on the attained age, sex, and risk class of the insured and is determined by UILIC based upon its expectation as to future mortality experience.

2.	A current monthly administrative charge of $5.00 (which may increase to a maximum charge of $7.50 per month).
3.	The guaranteed death benefit charge ($0.01 per $1,000 of face amount) as long as the death benefit guarantee remains in effect.
4.	Charges for any supplemental benefits added by riders to the policy.

If the policy is surrendered prior to the end of the 16th policy year or the end of the 16th year following an increase in face amount, UILIC will deduct a surrender charge based on the face amount at issue, or increase, as applicable. The surrender charge will be deducted before any surrender proceeds are paid. A pro rata portion of the surrender charge will also be deducted for any face amount decreases. The surrender charge varies based on the insured’s age on the policy date, or attained age at the time of an increase, and is calculated as an amount per $1,000 of the face amount. For each age, the surrender charge remains level for the first five policy years (or the first five years after a face amount increase) and declines each year thereafter until it reaches zero at the end of the 16th policy year (or at the end of the 16th year after an increase in face amount).

A partial surrender charge equal to the lesser of $25 or 2% of the partial surrender amount, plus a portion of the surrender charge, will apply to each partial surrender.  This charge will be deducted from the policy value along with the partial surrender amount. Surrender charges are included in benefits, surrenders, and terminations in the accompanying statements of changes in net assets.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(5) Changes in Units Outstanding

The changes in units outstanding for the years ended December 31, 2011 and 2010 were as follows:
	Units Issued	Units Redeemed	Net Increase (Decrease)

Ivy Funds VIP Asset Strategy:
2011	329,909	613,456	(283,547)
2010	1,089,896	1,277,345	(187,449)
Ivy Funds VIP Balanced:
2011	433,027	684,897	(251,870)
2010	1,041,000	1,255,693	(214,693)
Ivy Funds VIP Bond:
2011	935,093	1,109,170	(174,077)
2010	632,547	525,185	107,362
Ivy Funds VIP Core Equity:
2011	2,192,732	2,905,764	(713,032)
2010	4,609,912	5,547,184	(937,272)
Ivy Funds VIP Growth:
2011	1,932,400	2,780,328	(847,938)
2010	5,169,851	6,097,590	(927,739)
Ivy Funds VIP High Income:
2011	230,766	412,445	(181,679)
2010	549,965	699,557	(149,592)
Ivy Funds VIP International Growth:
2011	953,991	1,346,600	(392,609)
2010	1,974,900	2,397,727	(422,827)
Ivy Funds VIP Money Market:
2011	1,069,197	1,293,011	(223,814)
2010	1,027,899	1,111,121	(83,222)
Ivy Funds VIP Science and Technology:
2011	532,244	860,290	(328,046)
2010	1,930,773	2,338,406	(407,633)
Ivy Funds VIP Small Cap Growth:
2011	990,020	1,415,227	(425,207)
2010	3,072,483	3,631,160	(558,677)

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(6) Unit Values and Financial Highlights

A summary of the units outstanding, unit fair values, net assets for variable life policies, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns the period ended December 31, 2011, were as follows:

	At December 31				For the year ended December 31
	Units	Unit Fair Value		Net Assets	Investment Income	Expense Ratio (b)		Total Return (c)
	(000s)	Lowest	Highest	(000s)	Ratio (a)	Lowest	Highest	Lowest	Highest
Ivy Funds VIP Asset Strategy:
2011	1,717	$3.552	$3.581	$6,147	1.14%	0.70%	0.90%	-8.04%	-7.85%
Ivy Funds VIP Balanced:
2011	2,259	1.862	1.877	4,241	1.55%	0.70%	0.90%	2.39%	2.59%
Ivy Funds VIP Bond:
2011	1,362	1.801	1.816	2,474	2.62%	0.70%	0.90%	6.35%	6.56%
Ivy Funds VIP Core Equity:
2011	11,060	1.675	1.689	18,679	0.37%	0.70%	0.90%	0.75%	0.96%
Ivy Funds VIP Growth:
2011	11,225	1.861	1.876	21,057	0.40%	0.70%	0.90%	1.21%	1.41%
Ivy Funds VIP High Income:
2011	1,360	1.963	1.979	2,692	7.27%	0.70%	0.90%	4.32%	4.53%
Ivy Funds VIP International Growth:
2011	4,108	1.902	1.918	7,879	0.43%	0.70%	0.90%	-8.15%	-7.97%
Ivy Funds VIP Money Market:
2011	945	1.264	1.275	1,205	0.02%	0.70%	0.90%	-0.88%	-0.68%
Ivy Funds VIP Science and Technology:
2011	3,944	4.592	4.630	18,260	N/A	0.70%	0.90%	-6.61%	-6.42%
Ivy Funds VIP Small Cap Growth:
2011	5,892	2.037	2.054	12,104	N/A	0.70%	0.90%	-11.40%	-11.23%

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(6) Unit Values and Financial Highlights, continued

A summary of the units outstanding, unit fair values, net assets for variable life policies, net investment income ratios, the expense ratios, excluding expenses of the underlying funds, and total returns for each of the four years in the period ended December 31, 2010, were as follows:

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
Ivy Funds VIP Asset Strategy:
2010	2,000	$3.885	$7,770	1.08%	0.75%	7.44%
2009	2,187	3.594	7,861	10.53%	0.83%	21.85%
2008	2,378	2.896	6,884	7.41%	0.88%	-29.90%
2007	2,331	3.935	9,173	5.98%	0.90%	37.01%
Ivy Funds VIP Balanced:
2010	2,511	1.829	4,592	3.39%	0.74%	15.21%
2009	2,725	1.571	4,282	2.63%	0.81%	11.79%
2008	2,931	1.397	4,095	0.18%	0.88%	-23.75%
2007	3,085	1.783	5,502	1.40%	0.90%	11.81%
Ivy Funds VIP Bond:
2010	1,536	1.704	2,618	3.76%	0.72%	4.99%
2009	1,429	1.617	2,311	3.93%	0.79%	6.20%
2008	1,586	1.519	2,409	0.09%	0.87%	-0.53%
2007	1,561	1.526	2,383	4.47%	0.90%	4.76%
Ivy Funds VIP Core Equity:
2010	11,773	1.672	19,689	0.98%	0.73%	18.69%
2009	12,710	1.392	17,692	1.01%	0.79%	21.52%
2008	13,642	1.13	15,414	2.88%	0.88%	-41.35%
2007	14,485	1.746	25,296	9.72%	0.90%	12.19%
Ivy Funds VIP Growth:
2010	12,073	1.849	22,326	0.63%	0.74%	11.20%
2009	13,001	1.652	21,481	3.17%	0.81%	23.64%
2008	13,864	1.309	18,150	1.01%	0.88%	-43.56%
2007	14,778	2.072	30,615	2.53%	0.90%	22.32%
Ivy Funds VIP High Income:
2010	1,542	1.893	2,919	7.75%	0.72%	13.21%
2009	1,692	1.659	2,806	9.00%	0.78%	36.78%
2008	1,687	1.141	1,924	0.65%	0.87%	-23.63%
2007	1,764	1.47	2,594	7.85%	0.70%	2.92%

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT
OF UNITED INVESTORS LIFE INSURANCE COMPANY

Notes to Financial Statements

(6) Unit Values and Financial Highlights, continued

	At December 31			For the year ended December 31
			Net	Investment
	Units	Unit	Assets	Income	Expense	Total
	(000s)	Value	(000s)	Ratio (d)	Ratio (e)	Return (d)
Ivy Funds VIP International Growth:
2010	4,501	$2.083	$9,377	0.97%	0.73%	13.25%
2009	4,924	1.826	8,989	1.59%	0.80%	23.77%
2008	5,162	1.449	7,478	2.29%	0.88%	-53.15%
2007	5,587	2.525	14,106	3.24%	0.90%	18.43%
Ivy Funds VIP Money Market:
2010	1,169	1.28	1,496	0.08%	0.81%	-0.73%
2009	1,252	1.288	1,613	1.01%	0.85%	0.17%
2008	1,207	1.285	1,551	2.11%	0.89%	1.22%
2007	750	1.269	952	4.50%	0.90%	3.60%
Ivy Funds VIP Science and Technology:
2010	4,272	4.946	21,132	2.95%	0.74%	11.34%
2009	4,680	4.412	20,647	6.49%	0.82%	36.21%
2008	5,012	3.088	15,480	2.79%	0.89%	-40.34%
2007	5,404	4.711	25,458	19.64%	0.90%	20.71%
Ivy Funds VIP Small Cap Growth:
2010	6,317	2.313	14,614	N/A	0.74%	25.53%
2009	6,876	1.806	12,416	0.42%	0.82%	29.79%
2008	7,272	1.35	9,815	1.54%	0.88%	-50.51%
2007	7,830	2.238	17,521	9.75%	0.90%	11.68%

 (a) This ratio represents dividends recorded by the division from the underlying mutual fund divided by the average net assets.  This ratio excludes the  Expense Ratio.  N/A is noted if the fund did not pay any dividends.

 (b) This ratio represents the annualized policy expenses of the separate account, resulting in a direct reduction of unit values, consisting primarily of mortality and expense charges.  Charges that require redemption of policy owner units are excluded.

 (c) Total return is calculated using the beginning and ending unit value (before rounding for this presentation), which reflects the changes in the underlying fund values and reductions related to the Expense Ratio, for the period indicated.

(d) Based on average assets for the period

(e) Based on average assets for the period and only includes expenses borne directly by United Investors Universal Life Variable Account and excludes expenses incurred indirectly by the underlying funds or charged through the redemption of units.  Fees are charged as direct reduction in unit values

(7) Subsequent Events

The Separate Account has evaluated the effects of events subsequent to December 31, 2011, and through the financial statement issuance date.  All accounting and disclosure requirements related to subsequent events are included in our financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowner of
Protective Life Insurance Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting related to the consolidation of variable interest entities effective January 1, 2010.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 29, 2012

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Premiums and policy fees	$2,784,134	$2,609,357	$2,674,680
Reinsurance ceded	(1,363,914)	(1,380,712)	(1,509,036)
Net of reinsurance ceded	1,420,220	1,228,645	1,165,644
Net investment income	1,753,444	1,624,845	1,603,063
Realized investment gains (losses):
Derivative financial instruments	(155,005)	(144,438)	(176,880)
All other investments	247,753	158,420	303,709
Other-than-temporary impairment losses	(62,210)	(74,970)	(227,587)
Portion recognized in other comprehensive income
(before taxes)	14,889	33,606	47,696
Net impairment losses recognized in earnings	(47,321)	(41,364)	(179,891)
Other income	189,494	110,876	212,443
Total revenues	3,408,585	2,936,984	2,928,088
Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded:
(2011 — $1,231,405; 2010 — $1,283,054;
2009 — $1,430,621)	2,222,220	2,076,392	1,960,046
Amortization of deferred policy acquisition costs and value
of business acquired	300,450	189,255	320,357
Other operating expenses, net of reinsurance ceded:
(2011 — $203,868; 2010 — $205,299; 2009 — $212,393)	373,964	284,070	222,651
Total benefits and expenses	2,896,634	2,549,717	2,503,054
Income before income tax	511,951	387,267	425,034
Income tax (benefit) expense
Current	(4,576)	6,544	(55,885)
Deferred	169,093	122,485	203,448
Total income tax expense	164,517	129,029	147,563
Net income	$347,434	$258,238	$277,471

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Assets
Fixed maturities, at fair value (amortized cost: 2011 — $26,109,131; 2010 — $23,967,656)	$27,957,565	$24,644,187
Equity securities, at fair value (cost: 2011 — $303,578; 2010 — $307,971)	292,413	317,255
Mortgage loans (includes amounts related to securitizations of: 2011 — $858,139; 2010 — $934,655)	5,351,902	4,883,400
Investment real estate, net of accumulated depreciation (2011 — $320; 2010 — $767)	10,991	7,196
Policy loans	879,819	793,448
Other long-term investments	264,031	283,002
Short-term investments	101,470	349,245
Total investments	34,858,191	31,277,733
Cash	169,775	236,998
Accrued investment income	347,857	322,351
Accounts and premiums receivable, net of allowance for uncollectible amounts (2011 — $3,864;
2010 — $4,295)	68,641	42,544
Reinsurance receivables	5,542,417	5,504,291
Deferred policy acquisition costs and value of business acquired	4,011,936	3,822,572
Goodwill	86,871	89,970
Property and equipment, net of accumulated depreciation (2011 — $132,579; 2010 — $128,437)	47,997	38,597
Other assets	351,327	399,205
Income tax receivable	62,311	37,628
Assets related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total assets	$52,791,899	$47,476,301
Liabilities
Future policy benefits and claims	$20,867,727	$18,530,265
Unearned premiums	1,218,258	1,141,925
Total policy liabilities and accruals	22,085,985	19,672,190
Stable value product account balances	2,769,510	3,076,233
Annuity account balances	10,946,848	10,591,605
Other policyholders’ funds	546,516	577,924
Other liabilities	970,047	834,274
Mortgage loan backed certificates	19,755	61,678
Deferred income taxes	1,573,764	1,035,173
Non-recourse funding obligations	1,248,600	1,360,800
Liabilities related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total liabilities	47,405,601	42,914,289
Commitments and contingencies — Note 11
Shareowner’s equity
Preferred Stock; $1 par value, shares authorized: 2,000; Liquidation preference: $2,000	2	2
Common Stock, $1 par value, shares authorized and issued: 2011 and 2010 — 5,000,000	5,000	5,000
Additional paid-in-capital	1,361,734	1,361,734
Retained earnings	2,984,466	2,852,032
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of income tax: (2011 — $579,844; 2010 — $196,358)	1,076,854	364,664
Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion
has been recognized in earnings, net of income tax: (2011 — $(18,374); 2010 — $(5,179))	(34,124)	(9,618)
Accumulated (loss) — hedging, net of income tax: (2011 — $(4,111); 2010 — $(6,355))	(7,634)	(11,802)
Total shareowner’s equity	5,386,298	4,562,012
Total liabilities and shareowner’s equity	$52,791,899	$47,476,301

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SHAREOWNER’S EQUITY

						Accumulated Other
						Comprehensive
						Income (Loss)
				Note		Net
				Receivable		Unrealized	Accumulated	Total
			Additional	From		Gains /	Gain /	Share-
	Preferred	Common	Paid-In-	PLC	Retained	(Losses) on	(Loss)	owner’s
	Stock	Stock	Capital	ESOP	Earnings	Investments	Derivatives	Equity
				(Dollars In Thousands)
Balance, December 31, 2008	$2	$5,000	$1,226,734	$(853)	$2,302,033	$(1,564,824)	$(46,762)	$1,921,330
Net income for 2009					277,471			277,471
Change in net unrealized
gains/losses on
investments (net of
income tax — $683,454)					1,241,296		1,241,296
Reclassification adjustment
for amounts included in net
income (net of income
tax — $56,325)						104,407		104,407
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$(16,694))						(31,002)		(31,002)
Change in accumulated gain
(loss) derivatives (net of
income tax — $15,502)							27,904	27,904
Reclassification adjustment
for derivative amounts
included in net income
(net of income tax — $295).							531	531
Comprehensive income for
2009								1,620,607
Capital contributions			135,000					135,000
Decrease in note receivable
from PLC ESOP				853				853
Balance, December 31, 2009	$2	$5,000	$1,361,734	$—	$2,579,504	$(250,123)	$(18,327)	$3,677,790
Net income for 2010					258,238			258,238
Change in net unrealized
gains/losses on
investments (net of
income tax — $302,552)						594,774		594,774
Reclassification adjustment
for investment amounts
included in net income
(net of income
tax — $(5,951))						(10,989)		(10,989)
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$11,515)						21,384		21,384
Change in accumulated gain
(loss) derivatives (net of
income tax — $4,441)							7,630	7,630
Reclassification adjustment
for derivative amounts
included in net income
(net of income
tax — $(614))							(1,105)	(1,105)
Comprehensive income for
2010								869,932
Capital contributions								—
Cumulative effect
adjustments				—	14,290			14,290
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF SHAREOWNER’S EQUITY

					Accumulated Other
					Comprehensive
					Income (Loss)
				Note		Net
				Receivable		Unrealized	Accumulated	Total
			Additional	From		Gains /	Gain /	Share-
	Preferred	Common	Paid-In-	PLC	Retained	(Losses) on	(Loss)	owner’s
	Stock	Stock	Capital	ESOP	Earnings	Investments	Derivatives	Equity
				(Dollars In Thousands)
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012
Net income for 2011					347,434			347,434
Change in net unrealized
gains/losses on
investments (net of
income tax — $398,133)						739,403		739,403
Reclassification adjustment
for investment amounts
included in net income
(net of income
tax — $(14,646))						(27,213)		(27,213)
Change in net unrealized
gains/losses relating to
other-than-temporary
impaired investments for
which a a portion has been
recognized in earnings
(net of income tax —
$(13,195))						(24,506)		(24,506)
Change in accumulated gain
(loss) derivatives (net of
income tax — $2,382)							4,424	4,424
Reclassification adjustment
for derivatives amounts
included in net income
(net of income tax —
$(138))							(256)	(256)
Comprehensive income for
2011								1,039,286
Dividends paid to the parent
company					(215,000)			(215,000)
Balance, December 31, 2011	$2	$5,000	$1,361,734	$—	$2,984,466	$1,042,730	$(7,634)	$5,386,298

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash flows from operating activities
Net income	$347,434	$258,238	$277,471
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Realized investment (gains) losses	(45,427)	27,382	53,062
Amortization of deferred policy acquisition costs and value of business acquired	300,450	189,255	320,357
Capitalization of deferred policy acquisition costs	(442,638)	(446,560)	(397,963)
Depreciation expense	8,616	8,931	7,712
Deferred income tax	120,262	85,483	65,703
Accrued income tax	(24,683)	84,580	(43,724)
Interest credited to universal life and investment products	993,574	972,806	993,245
Policy fees assessed on universal life and investment products	(712,038)	(611,917)	(586,842)
Change in reinsurance receivables	(28,615)	(223,843)	(64,624)
Change in accrued investment income and other receivables	(35,436)	(22,567)	(1,197)
Change in policy liabilities and other policyholders’ funds of traditional life and health
products	15,307	341,104	242,165
Trading securities:
Maturities and principal reductions of investments	283,239	355,831	562,758
Sale of investments	860,474	730,385	908,466
Cost of investments acquired	(950,051)	(963,403)	(856,223)
Other net change in trading securities	7,933	(25,520)	(144,838)
Change in other liabilities	(148,801)	(17,981)	(122,113)
Other income — surplus note repurchase	(35,512)	(5,377)	(132,262)
Other, net	118,311	(47,319)	125,661
Net cash provided by operating activities	632,399	689,508	1,206,814

Cash flows from investing activities
Maturities and principal reductions of investments, available-for-sale	1,396,105	2,053,359	2,388,691
Sale of investments, available-for-sale	2,957,589	3,421,590	1,665,127
Cost of investments acquired, available-for-sale	(5,155,155)	(6,384,981)	(4,495,508)
Mortgage loans:
New lendings	(484,483)	(338,598)	(288,764)
Repayments	446,794	351,891	256,189
Change in investment real estate, net	(4,266)	151	293
Change in policy loans, net	14,190	31,663	16,657
Change in other long-term investments, net	77,079	(71,148)	(54,126)
Change in short-term investments, net	122,665	695,506	118,167
Net unsettled security transactions	68,810	(340)	14,797
Purchase of property and equipment	(17,463)	(10,636)	(8,408)
Sales of property and equipment	—	40	—
Payments for business acquisitions	(209,609)	(348,288)	—
Net cash used in investing activities	(787,744)	(599,791)	(386,885)

Cash flows from financing activities
Issuance (repayment) of non-recourse funding obligations	(112,200)	(194,200)	850,000
Dividend paid to the parent company	(215,000)	—	(667,738)
Capital contributions	—	—	135,000
Investment product deposits and change in universal life deposits	4,216,738	3,635,447	2,590,081
Investment product withdrawals	(3,777,365)	(3,477,430)	(3,675,247)
Other financing activities, net	(24,051)	20,606	(16,976)
Net cash provided by (used in) financing activities	88,122	(15,577)	(784,880)
Change in cash	(67,223)	74,140	35,049
Cash at beginning of period	236,998	162,858	127,809
Cash at end of period	$169,775	$236,998	$162,858

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

Basis of Presentation

Protective Life Insurance Company (the “Company”), a stock life insurance company, was founded in 1907. The Company is a wholly owned subsidiary of Protective Life Corporation (“PLC”), an insurance holding company whose common stock is traded on the New York Stock Exchange “PL”. The Company provides financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 18, Statutory Reporting Practices and Other Regulatory Matters).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowner’s equity.

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company, its subsidiaries, and its affiliate companies in which we hold a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs (“DAC”) and amortization periods, goodwill recoverability, value of business acquired (“VOBA”), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Significant Accounting Policies

Valuation of investment securities

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a “waterfall” approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of other asset-backed securities, collateralized mortgage obligations (“CMOs”), and mortgage-backed securities (“MBS”) are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures (“CUSIP”) level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company’s intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security’s amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company’s expectations for recovery of the security’s entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security’s basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security’s amortized cost are written down to discounted expected future cash flows (“post impairment cost”) and credit losses are recorded in earnings. The difference between the securities’ discounted expected future

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For more information on impairments, refer to Note 4, Investment Operations.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company’s cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and were $0.9 million and $24.9 million as of December 31, 2011 and 2010, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC is subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification (“ASC” or “Codification”) Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.5% to 11.16%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits (“EGPs”) for interest sensitive products, including accrued interest credited to account balances of up to approximately 6.65%. VOBA is subject to annual recoverability testing.

Property and Equipment

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company’s home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:
	As of December 31,
	2011	2010
	(Dollars In Thousands)
Home office building	$72,148	$62,585
Data processing equipment	56,928	54,247
Other, principally furniture and equipment	51,500	50,202
	180,576	167,034
Accumulated depreciation	(132,579)	(128,437)
Total property and equipment	$47,997	$38,597

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder’s equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank (“FHLB”), and markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the “SEC”) which offered notes to both institutional and retail investors.

The segment’s products complement the Company’s overall asset/liability management in that the terms may be tailored to the needs of the Company as the seller of the contracts, as opposed to solely meeting the needs of the buyer. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2011 and 2010, the Company had $0.8 billion and $1.7 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years. As of December 31, 2011, future maturities of stable value products were as follows:

Year of Maturity	Amount
(Dollars In Thousands)
2012	$ 949,303.0
2013-2014	772,779.8
2015-2016	1,033,638.6
Thereafter	13,713.6

Derivative Financial Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in “other long-term investments” and “other liabilities” in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in the other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the effective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis. The

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “Realized investment gains (losses) — Derivative financial instruments”. For additional information, see Note 20, Derivative Financial Instruments.

Insurance liabilities and reserves

Establishing an adequate liability for the Company’s obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company’s historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company’s property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company’s results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company’s reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits (“GMWB”) on its variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 61% of the National Association of Insurance Commissioners (“NAIC”) 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, our net GMWB liability held was $147.1 million.

Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company’s material goodwill balances are attributable to its operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of the Company’s reporting units are dependent on a number of significant assumptions. The Company’s estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company’s judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011 and 2010, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2011, we had goodwill of $86.9 million.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company’s reporting units, in the Company’s view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. In general, income tax provisions are based on the income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

The Company’s tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company (“United Investors”) which file separately, are included in PLC’s consolidated U.S. income tax return.

Policyholder Liabilities, Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company’s experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2011, range from approximately 2% to 7.5%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	As of December 31,
	2011	2010	2009
	(Dollars In Thousands)
Balance beginning of year	$299,971	$299,396	$218,571
Less: reinsurance	156,932	148,479	111,451
Net balance beginning of year	143,039	150,917	107,120
Incurred related to:
Current year	653,525	471,039	471,408
Prior year	65,269	35,555	36,230
Total incurred	718,794	506,594	507,638
Paid related to:
Current year	639,118	457,511	411,699
Prior year	76,424	56,961	52,142
Total paid	715,542	514,472	463,841
Other changes:
Acquisition and reserve transfers	5,058	—	—
Net balance end of year	151,349	143,039	150,917
Add: reinsurance	161,450	156,932	148,479
Balance end of year	$312,799	$299,971	$299,396

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 2% to 9% and investment products ranged from 1.0% to 10.0% in 2011.

The Company’s accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits (“GMDB”) on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company’s GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2011, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2011, the GMDB was $9.8 million.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, the net GMWB liability balance was $147.1 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection (“GAP”), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported (“IBNR”) reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company’s accounting policies for reinsurance.

Reinsurance Accounting Methodology — The Company accounts for reinsurance under the ASC Financial Services-Insurance Topic.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The Company’s traditional life insurance products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements is in line with the requirements of that standard. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company’s short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements are in line with the requirements of that standard. Reinsurance allowances include such acquisition costs as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company’s universal life (“UL”), variable universal life, bank-owned life insurance (“BOLI”), and annuity products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company’s financial statements are in line with the requirements of that standard. Ceded premiums and policy fees reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in “unlocking” that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

Reinsurance Allowances — The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company’s reinsurance treaties do, in fact, have ultimate renewal allowances

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company’s practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company’s practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees (“reinsurance ceded” on the Company’s financial statements) represent consideration paid to the assuming company for accepting the ceding company’s risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company’s reinsurance programs do not materially impact the other income line of the Company’s income statement. In addition, net investment income generally has no direct impact on the Company’s reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

Accounting Standard Update (“ASU” or “Update”) No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update also includes conforming amendments to the guidance on employers’ disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This Update is effective for interim and annual reporting periods beginning after December 15, 2009, which

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the Company adopted for the period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Company as of January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-15 — Financial Services — Insurance — How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments. The amendments in this Update clarify that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests. The entity should not combine general account and separate account interests in the same investment when assessing the investment for consolidation. Additionally, the amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments in this Update also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. This Update is effective for fiscal years beginning after December 15, 2010. For the Company this Update became effective January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-20 — Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this Update is to require disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables (loans); how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses. The Update requires several new disclosures regarding the reserve for credit losses which was effective on December 31, 2010 and provisions related to troubled debt restructurings which became effective for fiscal periods beginning after June 30, 2011. The Company adopted the new disclosures in this Update for the annual reporting period ending December 31, 2010 and adopted the provisions related to troubled debt restructuring in the third quarter of 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-28 — Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. This Update was effective for the Company as of January 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2010-29 — Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations. This Update does not change current accounting for business combinations, however it clarifies the current guidance regarding pro forma disclosures and requires a description of the nature and amount of material, nonrecurring pro forma adjustments to arrive at pro forma revenue and earnings. The amendments in this Update were effective prospectively

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

for business combinations for which the acquisition date is on or after January 1, 2011. The Company applied this guidance to the pro forma information related to the reinsurance transaction with Liberty Life Insurance Company (“Liberty Life”) as disclosed in Note 3 — Significant Acquisitions. We will apply the guidance to all future acquisitions. There was no material impact to the adoption of this Update.

ASU No. 2011-02 — Receivables — A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The objective of this Update is to evaluate whether a restructuring constitutes a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: 1) the restructuring constitutes a concession and 2) the debtor is experiencing financial difficulties. This Update also clarifies the guidance on a creditor’s evaluation of whether it has granted a concession. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For the Company, this Update became effective on July 1, 2011. This Update did not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-08 — Intangibles — Goodwill and Other: Testing Goodwill for Impairment. This Update is intended to reduce the complexity and cost of goodwill impairment testing by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment prior to the quantitative calculation required by current guidance. Under the amendments to Topic 350, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value is less than the carrying amount, the two-step impairment process is not required. However, if an entity concludes otherwise, the two-step impairment test outlined in current guidance is required to be completed. This Update does not change the requirements or implementation of the current two-step impairment test. This Update was effective for the Company as of December 31, 2011. The Company implemented the guidance in ASU 2011-08 in its 2011 goodwill impairment test.

Accounting Pronouncements Not Yet Adopted

ASU No. 2010-26 — Financial Services — Insurance — Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update is effective for periods beginning after December 15, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. The Company’s expected retrospective adoption of this Update will result in a reduction in its deferred acquisition cost asset as well as a decrease in the future amortization associated with those previously deferred costs. There will also be a reduction in the level of costs the Company defers subsequent to adoption. The Company is evaluating the full effects of implementing this Update, but the Company currently

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

estimates that its retrospective adoption will result in a cumulative effect adjustment to reduce the opening balance of shareowner’s equity (including accumulated other comprehensive income (loss)) of between 9% and 11% as of January 1, 2012, including a reduction of between approximately 27% and 29% of its existing deferred acquisition cost asset balance as of January 1, 2012. The Company currently estimates that if the change were in effect at December 31, 2011, the adoption of this Update would have resulted in a decrease to net income in 2011 of between 6% and 8%.

ASU No. 2011-03 — Transfers and Servicing — Reconsideration of Effective Control for Repurchase Agreements. This Update amends the assessment of effective control for repurchase agreements to remove 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and 2) the collateral maintenance implementation guidance related to the criterion. FASB determined that these criterion should not be a determining factor of effective control. This Update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Company, the Update will be applied to all repurchase agreements beginning January 1, 2012. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-04 — Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRSs”). The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update did modify several principles or requirements for measuring fair value or for disclosing information about fair value measurements. These changes are effective for interim and annual periods beginning after December 15, 2011. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-05 — Comprehensive Income — Presentation of Comprehensive Income. In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income, or the timing of its subsequent reclassification to net income. This Update is effective January 1, 2012. The Company is currently evaluating the appropriate format to which it will adhere.

ASU No. 2011-11 — Balance Sheet — Disclosures about Offsetting Assets and Liabilities. This Update contains new disclosure requirements regarding the nature of an entity’s rights of offset and related arrangements associated with its financial and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under GAAP because under GAAP, certain derivative and repurchase arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with GAAP. To facilitate comparison between financial statements prepared under GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. This Update is effective January 1, 2013. This Update will not have an impact on the Company’s results of operations or financial position.

ASU No. 2011-12 — Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This Update defers certain provisions of ASU No. 2011-05, notably those provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). These requirements were indefinitely deferred by ASU No. 2011-12 and will be further deliberated by the FASB at a future date.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that “[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements”. This Update is effective January 1, 2012. The Company will implement the guidance in this Update commensurate with the implementation of ASU No. 2011-05.

3. SIGNIFICANT ACQUISTIONS

On December 31, 2010, the Company completed the acquisition of all of the outstanding stock of United Investors, pursuant to a Stock Purchase Agreement, between the Company, Torchmark Corporation (“Torchmark”) and its wholly owned subsidiaries, Liberty National Life Insurance Company (“Liberty National”) and United Investors.

The Company accounted for this transaction under the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, the Company closed a previously announced and unrelated reinsurance transaction with Liberty Life Insurance Company (“Liberty Life”) under the terms of which the Company reinsured substantially all of the life and health business of Liberty Life. The transaction closed in conjunction with Athene Holding Ltd’s acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by the Company in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, the Company invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction in a manner consistent with the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total consideration paid be allocated to the assets acquired and liabilities assumed based on their fair values at the transaction date.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACQUISTIONS — (Continued)

The following table summarizes the fair values of the net assets acquired from the Liberty Life reinsurance transaction as of the transaction date:

Fair Value
as of April 29, 2011
(Dollars In Thousands)
ASSETS
Investments	$1,768,297
Cash	35,959
Accrued investment income	154
Accounts and premiums receivable, net	877
Reinsurance receivable	9,511
Value of business acquired	135,876
Other assets	1
Total assets	1,950,675
LIABILITIES
Policy liabilities and accrual	1,665,294
Annuity account balances	4,420
Other policyholders’ funds	24,977
Other liabilities	30,834
Total liabilities	1,725,525
NET ASSETS ACQUIRED	$225,150

The following (unaudited) pro forma condensed consolidated results of operations assumes that the aforementioned transactions with Liberty Life and United Investors were completed as of January 1, 2010:

	For The Year Ended
	December 31,
	2011		2010
	(Dollars In Thousands)
Revenue	$3,491,414	(1)	$3,321,743
Net income	348,471	(2)	305,360

(1)	Includes $175.9 million and $105.9 million of total revenue for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

(2)	Includes $38.2 million and $24.3 million of pre-tax income for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$1,414,965	$1,301,047	$1,302,630
Equity securities	20,595	17,836	20,699
Mortgage loans	336,541	310,988	249,802
Investment real estate	3,458	3,180	3,666
Short-term investments	72,137	77,185	114,026
	1,847,696	1,710,236	1,690,823
Other investment expenses	94,252	85,391	87,760
Net investment income	$1,753,444	$1,624,845	$1,603,063

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$80,044	$51,816	$4,848
Equity securities	9,136	6,489	14,311
Impairments on fixed maturity securities	(47,321)	(39,550)	(160,319)
Impairments on equity securities	—	(1,815)	(19,572)
Modco trading portfolio	164,224	109,399	285,178
Other investments	(5,651)	(9,283)	(628)
Total realized gains (losses) — investments	$200,432	$117,056	$123,818

For the year ended December 31, 2011, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $104.5 million and gross realized losses were $62.0 million, including $46.6 million of impairment losses. The $46.6 million excludes $0.7 million of impairment losses in the trading portfolio for the year ended December 31, 2011. For the year ended December 31, 2010, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $99.8 million and gross realized losses were $82.6 million, including $41.1 million of impairment losses. The $41.1 million excludes $0.3 million of impairment losses in the trading portfolio for the year ended December 31, 2010. For the year ended December 31, 2009, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $41.2 million and gross realized losses were $196.0 million, including $174.0 million of impairment losses.

The $9.1 million of gains included in equity securities for the year ended December 31, 2011, primarily relates to gains of $6.9 million on securities that have recovered in value as the issuer exited bankruptcy and $1.2 million that relates to gains recognized on the sale of Federal National Mortgage Association preferreds.

For the year ended December 31, 2011, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $104.5 million. For the year ended December 31, 2010, the Company sold securities in an unrealized gain position with a

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

fair value (proceeds) of $2.9 billion. The gain realized on the sale of these securities was $99.8 million. For the year ended December 31, 2009, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $41.2 million.

For the year ended December 31, 2011, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $263.1 million. The loss realized on the sale of these securities was $15.3 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2010, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $709.6 million. The loss realized on the sale of these securities was $41.5 million. For the year ended December 31, 2009, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $302.1 million. The loss realized on the sale of these securities was $22.0 million.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. Although the financial relief plan announced by European leaders on October 27, 2011, initially drew favorable responses from the financial markets, details remain to be negotiated and implementation is subject to certain contingencies and risks. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. For the year ended December 31, 2011, the Company recorded $28.6 million of impairments and credit related losses related to our European holdings, which resulted in a charge to earnings. The chart shown below includes the Company’s non-sovereign fair value exposures in these countries as of December 31, 2011. As of December 31, 2011, the Company had no unfunded exposure and had no direct sovereign fair value exposure.

			Total Gross
	Non-sovereign Debt		Funded
Financial Instrument and Country	Financial	Non-financial	Exposure
		(Dollars In Millions)
Securities:
United Kingdom	$372.1	$347.2	$719.3
Switzerland	131.0	193.6	324.6
France	127.4	78.3	205.7
Sweden	163.5	—	163.5
Netherlands	80.9	66.4	147.3
Spain	38.7	79.0	117.7
Belgium	—	103.1	103.1
Germany	31.8	61.5	93.3
Ireland	5.3	82.2	87.5
Luxembourg	—	50.1	50.1
Italy	—	40.7	40.7
Norway	—	13.9	13.9
Total securities	950.7	1,116.0	2,066.7
Derivatives:
Germany	3.8	—	3.8
	$954.5	$1,116.0	$2,070.5

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

The amortized cost and fair value of the Company’s investments classified as available-for-sale as of December 31, are as follows:

		Gross	Gross		Total OTTI
	Amortized	Unrealized	Unrealized	Fair	Recognized
	Cost	Gains	Losses	Value	in OCI(1)
		(Dollars In Thousands)
2011
Fixed maturities:
Bonds
Residential mortgage-backed
securities	$2,340,172	$82,574	$(85,702)	$2,337,044	$(47,652)
Commercial mortgage-backed
securities	530,283	24,473	(4,229)	550,527	—
Other asset-backed securities	997,398	6,529	(90,898)	913,029	(6,559)
U.S. government-related
securities	1,150,525	65,212	(58)	1,215,679	—
Other government-related
securities	88,058	4,959	—	93,017	—
States, municipals, and political
subdivisions	1,154,307	173,406	—	1,327,713	—
Corporate bonds	16,888,423	1,922,038	(249,870)	18,560,591	1,787
	23,149,166	2,279,191	(430,757)	24,997,600	(52,424)
Equity securities	286,537	5,430	(16,595)	275,372	(74)
Short-term investments	15,629	—	—	15,629	—
	$23,451,332	$2,284,621	$(447,352)	$25,288,601	$(52,498)
2010
Fixed maturities:
Bonds
Residential mortgage-backed
securities	$2,543,629	$49,936	$(113,917)	$2,479,648	$(19,233)
Commercial mortgage-backed
securities	168,483	6,409	(933)	173,959	—
Other asset-backed securities	966,537	679	(59,824)	907,392	(714)
U.S. government-related
securities	1,136,307	33,997	(2,881)	1,167,423	—
Other government-related
securities	195,478	5,744	(15)	201,207	—
States, municipals, and political
subdivisions	983,317	8,752	(22,535)	969,534	—
Corporate bonds	14,997,955	947,935	(176,817)	15,769,073	5,966
	20,991,706	1,053,452	(376,922)	21,668,236	(13,981)
Equity securities	296,105	14,527	(5,242)	305,390	(28)
Short-term investments	234,958	—	—	234,958	—
	$21,522,769	$1,067,979	$(382,164)	$22,208,584	$(14,009)

(1)	These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

As of December 31, 2011 and 2010, the Company had an additional $3.0 billion and $3.0 billion of fixed maturities, $17.0 million and $11.9 million of equity securities, and $85.8 million and $114.3 million of short-term investments classified as trading securities, respectively.

The amortized cost and fair value of available-for-sale fixed maturities as of December 31, 2011, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Amortized	Fair
	Cost	Value
	(Dollars In Thousands)
Due in one year or less	$565,550	$574,031
Due after one year through five years	4,390,944	4,548,823
Due after five years through ten years	5,909,125	6,337,733
Due after ten years	12,283,547	13,537,013
	$23,149,166	$24,997,600

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company’s intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security’s amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer’s industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company’s expectations for recovery of the security’s entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security’s basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security’s amortized cost are written down to discounted expected future cash flows (“post impairment cost”) and credit losses are recorded in earnings. The difference between the securities’ discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For the year ended December 31, 2011, there was $62.2 million of pre-tax other-than-temporary impairments related to debt securities and no impairments related to equity securities. For the year ended December 31, 2011, pre-tax other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $52.7 million, with $37.8 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $9.5 million and were recorded in earnings.

During the year ended December 31, 2010, the Company recorded other-than-temporary impairments of investments of $75.0 million. Of the $75.0 million of impairments for the year ended December 31, 2010, $41.4 million was recorded in earnings and $33.6 million was recorded in other comprehensive income (loss). For the year ended December 31, 2010, there was $2.5 million of other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there was $72.5 million of other-than-temporary impairments related to debt securities. During this period, there was no other-than-temporary impairments related to debt securities or equity securities that the Company intends to sell or expects to be required to sell.

During the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $227.6 million. Of the $227.6 million of impairments for the year ended December 31, 2009, $179.9 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss). For the year ended December 31, 2009, there was $19.6 million of other-than-temporary impairments related to equity securities and $208.0 million of other-than-temporary impairments related to debt securities. For the year ended December 31, 2009, other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $177.6 million, with $129.9 million of credit losses recorded on debt securities in earnings and $47.7 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $30.4 million and were recorded in earnings.

The following chart is a rollforward of available-for-sale credit losses on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$39,275	$25,066 $	—
Additions for newly impaired securities	12,699	26,893	80,195
Additions for previously impaired securities	20,591	4,964	7,136
Reductions for previously impaired securities due to
a change in expected cash flows	—	—	(32,451)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Reductions for previously impaired securities that were
sold in the current period	$(3,089)	$(17,648)	$(29,687)
Other	—	—	(127)
Ending balance	$69,476	$39,275	$25,066

The following table includes the gross unrealized losses and fair value of the Company’s investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
			(Dollars In Thousands)
Residential mortgage-
backed securities	$276,216	$(15,308)	$524,251	$(70,394)	$800,467	$(85,702)
Commercial mortgage-
backed securities	78,893	(4,229)	—	—	78,893	(4,229)
Other asset-backed
securities	531,653	(32,074)	190,639	(58,824)	722,292	(90,898)
U.S. government-related
securities	21,311	(58)	—	—	21,311	(58)
Other government-related
securities	—	—	—	—	—	—
States, municipalities, and
political subdivisions	—	—	—	—	—	—
Corporate bonds	1,870,256	(131,953)	523,913	(117,917)	2,394,169	(249,870)
Equities	50,638	(8,436)	22,095	(8,159)	72,733	(16,595)
	$2,828,967	$(192,058)	$1,260,898	$(255,294)	$4,089,865	$(447,352)

The RMBS have a gross unrealized loss greater than twelve months of $70.4 million as of December 31, 2011. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $58.8 million as of December 31, 2011. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program (“FFELP”). These unrealized losses have occurred within the Company’s auction rate securities (“ARS”) portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or until maturity.

The corporate bonds category has gross unrealized losses greater than twelve months of $117.9 million as of December 31, 2011. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The equities category has a gross unrealized loss greater than twelve months of $8.2 million as of December 31, 2011. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company’s amortized cost of debt securities.

The following table includes the gross unrealized losses and fair value of the Company’s investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss
			(Dollars In Thousands)
Residential mortgage-
backed securities	$208,278	$(3,061)	$1,137,460	$(110,856)	$1,345,738	$(113,917)
Commercial mortgage-
backed securities	25,679	(933)	—	—	25,679	(933)
Other asset-backed
securities	195,426	(17,164)	625,043	(42,660)	820,469	(59,824)
U.S. government-related
securities	138,499	(2,881)	—	—	138,499	(2,881)
Other government-related
securities	33,936	(8)	14,993	(7)	48,929	(15)
States, municipalities, and
political subdivisions	569,660	(22,535)	—	—	569,660	(22,535)
Corporate bonds	2,262,224	(82,409)	830,351	(94,408)	3,092,575	(176,817)
Equities	11,950	(3,321)	13,344	(1,921)	25,294	(5,242)
	$3,445,652	$(132,312)	$2,621,191	$(249,852)	$6,066,843	$(382,164)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

The RMBS had a gross unrealized loss greater than twelve months of $110.9 million as of December 31, 2010. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of the investments.

The other asset-backed securities had a gross unrealized loss greater than twelve months of $42.7 million as of December 31, 2010. This category predominately includes student-loan backed auction rate securities whose underlying collateral is at least 97% guaranteed by the FFELP. These losses relate to the auction rate securities (“ARS”) market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or maturity.

The corporate bonds category had gross unrealized losses greater than twelve months of $94.4 million as of December 31, 2010. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company’s ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company’s amortized cost of debt securities.

As of December 31, 2011, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.9 billion. In addition, included in the Company’s trading portfolio, the Company held $232.7 million of securities which were rated below investment grade. Approximately $357.2 million of the below investment grade securities were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$761,738	$696,942	$1,682,551
Equity securities	(13,292)	9,701	32,728

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $2.1 million were non-income producing for the year ended December 31, 2011.

Included in the Company’s invested assets are $879.8 million of policy loans as of December 31, 2011. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENT OPERATIONS — (Continued)

Securities Lending

In prior periods, the Company participated in securities lending, primarily as an enhancement to its investment yield. Securities that the Company held as investments were loaned to third parties for short periods of time. The Company required initial collateral, in the form of short-term investments, which equaled 102% of the market value of the loaned securities.

During the second quarter of 2011, the Company discontinued this program. Certain collateral assets, which the Company previously intended to ultimately dispose of and on which it recorded an other-than-temporary impairment of $1.3 million, were instead retained by the Company and are included in its fixed maturities as of December 31, 2011. The Company currently does not have any intent to sell these securities, nor does the Company anticipate being required to sell them.

Mortgage Loans

Refer to Note 10, Mortgage Loans for information on the Company’s mortgage loan portfolio.

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs

The balances and changes in DAC are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$2,854,319	$2,682,202
Capitalization of commissions, sales, and issue expenses	443,464	447,525
Amortization	(247,194)	(118,191)
Change in unrealized investment gains and losses	(66,793)	(157,619)
Other	—	402
Balance, end of period	$2,983,796	$2,854,319

Value of business acquired

The balances and changes in VOBA are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$968,253	$943,069
Acquisitions	137,418	75,351
Amortization	(66,163)	(57,797)
Change in unrealized investment gains and losses	(21,907)	—
Other	10,539	7,630
Balance, end of period	$1,028,140	$968,253

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED — (Continued)

The expected amortization of VOBA for the next five years is as follows:

Expected
Years	Amortization
(Dollars In Thousands)
2012	$76,152
2013	67,129
2014	59,232
2015	51,455
2016	46,744

6. GOODWILL
The changes in the carrying amount of goodwill by segment are as follows:

		Asset	Total
	Acquisitions	Protection	Consolidated
	(Dollars In Thousands)
Balance as of December 31, 2009	$44,910	$48,158	$93,068
Tax benefit of excess tax goodwill	(3,098)	—	(3,098)
Balance as of December 31, 2010	41,812	48,158	89,970
Tax benefit of excess tax goodwill	(3,099)	—	(3,099)
Balance as of December 31, 2011	$38,713	$48,158	$86,871

During the year ended December 31, 2011, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2011 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2011, the Company had an aggregate goodwill balance of $86.9 million.

During the year ended December 31, 2010, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2010 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2010, the Company had an aggregate goodwill balance of $90.0 million.

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company’s material goodwill balances

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. GOODWILL — (Continued) are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company’s reporting units are dependent on a number of significant assumptions. The Company’s estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company’s judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company’s reporting units, in the Company’s view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 8.5%, age-based mortality consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 1%-25% (depending on product type and duration), and an average discount rate of 6.3%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $6.2 billion as of December 31, 2011. The total guaranteed amount payable based on variable annuity account balances as of December 31, 2011, was $332.1 million (including $317.7 million in the Annuities segment and $14.4 million in the Acquisitions segment) with a GMDB reserve of $0.3 million in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011 for the Company was 67.

These amounts exclude the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four non-insurance companies (which collectively are referred to as the “Chase Insurance Group”) which has been 100% reinsured to CALIC, under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $33.3 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011, was 63.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS — (Continued)

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$6,412	$342	$1,205
Incurred guarantee benefits	7,171	11,799	10,193
Less: Paid guarantee benefits	3,785	5,729	11,056
Ending balance	$9,798	$6,412	$342

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Equity mutual funds	$3,972,729	$3,149,445
Fixed income mutual funds	2,185,654	1,279,639
Total	$6,158,383	$4,429,084

Certain of the Company’s fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit (“RIC”). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company’s deferred sales inducement asset was as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Deferred asset, beginning of period	$112,147	$116,298	$99,132
Amounts deferred	29,472	25,587	24,506
Amortization	(16,092)	(29,738)	(7,340)
Deferred asset, end of period	$125,527	$112,147	$116,298

8. REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2011, the Company had reinsured approximately 62% of the face value of its life insurance in-force. The Company has reinsured approximately 27% of the face value of its life insurance in-force with the following three reinsurers:

•	Security Life of Denver Insurance Co. (currently administered by Hanover Re)

•	Swiss Re Life & Health America Inc.

•	Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2011, 2010, or 2009 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct life insurance in-force	$728,670	$753,519	$755,263
Amounts assumed from other companies	32,813	18,799	19,826
Amounts ceded to other companies	(469,530)	(495,056)	(515,136)
Net life insurance in-force	$291,953	$277,262	$259,953
Percentage of amount assumed to net	11%	7%	8%

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct premiums	$2,245	$2,153	$2,135
Reinsurance assumed	248	167	113
Reinsurance ceded	(1,278)	(1,284)	(1,350)
Net premiums(1)	$1,215	$1,036	$898

Percentage of amount assumed to net	20%	16%	13%

(1)	Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company has also reinsured accident and health risks representing $14.4 million, $17.3 million, and $21.9 million of premium income, while the Company has assumed accident and health risks representing $21.7 million, $0.1 million, and $0.1 million of premium income for 2011, 2010, and 2009, respectively. In addition, the Company reinsured property and casualty risks representing $71.2 million, $78.9 million, and $137.1 million of premium income, while the Company assumed property and casualty risks representing $6.2 million, $7.1 million, and $67.5 million of premium income for 2011, 2010, and 2009, respectively.

As of December 31, 2011 and 2010, policy and claim reserves relating to insurance ceded of $5.5 billion, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2011 and 2010, the Company had paid $127.1 million and $132.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2011 and 2010, the Company had receivables of $64.9 million and $64.8 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender’s Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC (“CENTRIX”), the originator and servicer of the business, and are the result of the Company’s assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The Company ceased offering the Lender’s Indemnity product in 2003 with the last policy expiring in 2009. The Company has been actively working to settle its exposure with the various policyholders since 2007. From 2007 through 2009, the majority of the Company’s exposure was settled successfully. The business was ceded to an affiliate of CENTRIX until the treaty was commuted in 2009 with no net financial impact to the Company. During 2010, the Company successfully settled its last exposure and as a result of this final settlement, $7.8 million in excess reserves were released in the first quarter of 2010.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. REINSURANCE — (Continued)

The Company’s third party reinsurance receivables amounted to $5.5 billion as of December 31, 2011 and 2010. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,
	2011			2010
	Reinsurance	A.M. Best		Reinsurance	A.M. Best
	Receivable	Rating		Receivable	Rating
		(Dollars In Millions)
Security Life of Denver Insurance Co.	$626.4	A		$609.1	A
Swiss Re Life & Health America, Inc.	624.4	A	+	612.3	A
Lincoln National Life Insurance Co.	479.4	A	+	460.7	A	+
Transamerica Life Insurance Co.	392.9	A	+	428.0	A	+
American United Life Insurance Co.	325.1	A	+	324.5	A
Employers Reassurance Corp.	290.2	A-		302.8	A	-
RGA Reinsurance Co.	228.2	A	+	221.2	A	+
The Canada Life Assurance Company .	219.1	A	+	216.4	A	+
XL Life Ltd.	183.0	A-		180.4	A	-
Scottish Re (U.S.), Inc.	179.9	NR	(1)	197.5	E

(1)	Scottish Re (U.S.), Inc. is not rated as of December 31, 2011.

The Company’s reinsurance contracts typically do not have a fixed term. In general, the reinsurers’ ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

9. DEBT AND OTHER OBLIGATIONS

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the “Credit Facility”). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate (“LIBOR”), plus (ii) a spread based on the ratings of PLC’s senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, excluding those of PLC, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. The Company did not have an outstanding balance under the Credit Facility as of December 31, 2011. PLC had an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT AND OTHER OBLIGATIONS — (Continued)

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company

Golden Gate Captive Insurance Company (“Golden Gate”), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary, had three series of Surplus Notes with a total outstanding balance of $800 million as of December 31, 2011. PLC holds the entire outstanding balance of Surplus Notes. The Series A1 Surplus Notes have a balance of $400 million and accrue interest at 7.375%, the Series A2 Surplus Notes have a balance of $100 million and accrue interest at 8%, and the Series A3 Surplus Notes have a balance of $300 million and accrue interest at 8.45%.

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company (“Golden Gate II”), a wholly owned special purpose financial captive insurance company, had $575.0 million of non-recourse funding obligations outstanding as of December 31, 2011. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates purchased a portion of these securities during 2010 and 2011. As a result of these purchases, as of December 31, 2011, securities related to $407.8 million of the outstanding balance of the non-recourse funding obligations was held by external parties, securities related to $40.8 million of the non-recourse funding obligations was held by nonconsolidated affiliates, and $126.4 million was held by consolidated subsidiaries of the Company. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from PLC, us, or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although PLC has agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, PLC has entered into certain support agreements with Golden Gate II obligating it to make capital contributions or provide support related to certain of Golden Gate II’s expenses and in certain circumstances, to collateralize certain of PLC’s obligations to Golden Gate II.

Non-recourse funding obligations outstanding as of December 31, 2011, on a consolidated basis, are shown below in the following table:

			Year-to-Date
			Weighted-Avg
Issuer	Balance	Maturity Year	Interest Rate
	(Dollars In Thousands)
Golden Gate Captive Insurance
Company	$800,000	2037	7.88%
Golden Gate II Captive Insurance
Company	448,600	2052	1.37%
Total	$1,248,600

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. DEBT AND OTHER OBLIGATIONS — (Continued)

Letters of Credit

Golden Gate III Vermont Captive Insurance Company

Golden Gate III Vermont Captive Insurance Company (“Golden Gate III”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement (the “Reimbursement Agreement”) with UBS AG, Stamford Branch (“UBS”), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the “LOC”) in the initial amount of $505 million to a trust for the benefit of our wholly-owned subsidiary, West Coast Life Insurance Company (“WCL”). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by us or one of our affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011.

Golden Gate IV Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company (“Golden Gate IV”), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011.

Other Obligations

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another’s behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense on non-recourse funding obligations, letters of credit, and other temporary borrowings was $90.8 million, $71.4 million, and $39.0 million in 2011, 2010, and 2009, respectively. The $19.4 increase was due to the additional expense on the non-recourse funding related to converting the rates from floating to fixed in May of 2010 and an increase in the letter of credit fees associated with Golden Gate III and Golden Gate IV.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2011, the Company’s mortgage loan holdings were approximately $5.4 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company’s underwriting procedures relative to its commercial loan portfolio are based, in the Company’s view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which it have chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The Company’s commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan’s contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company’s commercial mortgage loan portfolio by property type as of December 31, 2011:

Percentage of
Mortgage Loans
Type	on Real Estate
Retail	65.7%
Office Buildings	13.4
Apartments	11.3
Warehouses	7.6
Other	2.0
100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant’s exposure represents more than 2.5% of mortgage loans. Approximately 74.5% of the mortgage loans are on properties located in the following states:

Percentage of
Mortgage Loans
State	on Real Estate
Texas	11.9%
Georgia	9.2
Tennessee	7.4
Florida	7.0
Alabama	6.8
South Carolina	6.0
North Carolina	5.4

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

Percentage of
Mortgage Loans
State	on Real Estate
Ohio	5.0%
Utah	4.5
California	3.2
Indiana	2.8
Michigan	2.7
Pennsylvania	2.6
74.5%

During 2011, the Company funded approximately $888.5 million of new loans, which included $439.0 million of loans acquired from the Liberty Life coinsurance transaction, with an average loan size of $2.3 million. The average size mortgage loan in the portfolio as of December 31, 2011, was $2.6 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $38.7 million.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million would become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and 2010, approximately $876.8 million and $884.7 million, respectively, of the Company’s mortgage loans have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

As of December 31, 2011, less than 0.08%, or $28.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company’s mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $9.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the nine month period ending December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ending December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ending December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

As of December 31, 2011 and 2010, the Company had an allowance for mortgage loan credit losses of $5.0 million and $11.7 million, respectively. Over the past ten years, the Company’s commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.02%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan’s original effective interest rate, or the current estimated fair value of the loan’s underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

An analysis of the change in the allowance for mortgage loan credit losses is provided in the following chart:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Beginning balance	$11,650	$1,725
Charge offs	(16,278)	(1,146)
Recoveries	(2,471)	—
Provision	12,074	11,071
Ending balance	$4,975	$11,650

It is the Company’s policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company’s general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status. An analysis of the delinquent loans is shown in the following chart as of December 31, 2011.

			Greater
	30-59	60-89	than 90
	Days	Days	Days	Total
	Delinquent	Delinquent	Delinquent	Delinquent
		(Dollars In Thousands)
Commercial mortgage loans	$51,767	$2,348	$9,457	$63,572
Number of delinquent commercial mortgage loans	10	1	4	15

The Company’s commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on impaired loans to ninety days of interest. Once accrued interest on the impaired loan is received, interest income is recognized on a cash basis. For information regarding impaired loans, please refer to the following chart as of December 31:

		Unpaid		Average	Interest	Cash Basis
	Recorded	Principal	Related	Recorded	Income	Interest
	Investment	Balance	Allowance	Investment	Recognized	Income
			(Dollars In Thousands)
2011
Commercial mortgage loans:
With no related allowance
recorded	$6,338	$9,346	$—	$2,113	$34	$34
With an allowance recorded	14,021	14,021	4,975	7,010	117	181

2010
Commercial mortgage loans:
With no related allowance
recorded	$—	$—	$—	$—	$—	$—
With an allowance recorded	10,792	10,792	11,650	3,579	596	558

In June of 2009, the FASB amended the guidance related to variable interest entities (“VIE”) which was later codified in the ASC through ASU No. 2009-17. Among other accounting and disclosure requirements, this guidance replaced the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact its economics and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, the FASB amended the guidance related to accounting for transfers of financial assets which was later codified in the ASC through ASU No. 2009-16. This guidance was effective on January 1, 2010.

Based on the Company’s analysis, the Company determined that it had interests in two former qualifying special-purpose entity (“QSPEs”) that were determined to be VIEs as of January 1, 2010. These two VIEs were trusts used to facilitate commercial mortgage loan securitizations. The Company’s variable interests in the trusts are created by the contract to service the mortgage loans held by the trusts as well as the retained beneficial interests in certain of these securities issued by the trusts. The activities that

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. MORTGAGE LOANS — (Continued)

most significantly impact the economics of the trusts are predominantly related to the servicing of the mortgage loans, such as timely collection of principal and interest, direction of foreclosure proceedings, and management and sale of foreclosed real estate owned by the trusts. The Company is the servicer responsible for these activities and has the sole power to appoint such servicer through its beneficial interests in the securities. These criteria give the Company the power to direct the activities of the trusts that most significantly impact the trusts economic performance. Additionally, the Company is obligated, as an owner of the securities issued by the trusts, to absorb its share of losses on the securities. Based on the fact that the Company has the power to direct the activities that most significantly impact the economics of the trusts and the obligation to absorb losses that could potentially be significant, it was determined that the Company is the primary beneficiary of the trusts, thus resulting in consolidation.

11. COMMITMENTS AND CONTINGENCIES

The Company leases administrative and marketing office space in approximately 20 cities including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The Company had rental expense of $10.8 million, $10.8 million, and $10.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. The aggregate annualized rent was approximately $9.3 million for the year ended December 31, 2011. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
(Dollars In Thousands)
2012	$9,337
2013	8,129
2014	6,544
2015	4,903
2016	3,185
Thereafter	994

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
(Dollars In Thousands)
2012	$ 737
2013	735
2014	75,070

As of December 31, 2011 and 2010, the Company had outstanding mortgage loan commitments of $182.4 million at an average rate of 5.58% and $212.5 million at an average rate of 5.94%, respectively.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. In addition, from time to time, companies may be asked to contribute amounts beyond prescribed limits. Most insurance guaranty fund laws provide that an assessment may be excused or deferred if it would threaten an insurer’s own financial strength. The Company does not believe its insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. COMMITMENTS AND CONTINGENCIES — (Continued)

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The financial services and insurance industries are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such outcome will have an impact, either individually or in the aggregate, on its financial condition or results of operations that differs materially from the Company’s established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company’s financial condition or results of operations for any particular reporting period.

12. SHAREOWNER’S EQUITY

PLC owns all of the 2,000 shares of preferred stock issued by the Company’s subsidiary, Protective Life and Annuity Insurance Company (“PL&A”). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A’s statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2011, 2010, and 2009, PL&A paid no dividends to PLC on its preferred stock.

As of December 31, 2011, approximately $741.8 million of PLC’s consolidated shareowners’ equity, excluding net unrealized gains on investments, represented net assets of the Company and its insurance subsidiaries that cannot be transferred to PLC. In addition, the Company and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries’ ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. In addition, the Company can receive approximately $106.0 million of ordinary dividends from its subsidiaries in 2012.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION

A portion of PLC’s 401(k) and Stock Ownership Plan (“401(k) Plan”) consists of an Employee Stock Ownership Plan (“ESOP”). The ESOP stock was used to match employee contributions to and to provide other employee benefits. During 2009, all outstanding ESOP shares were allocated from the ESOP to employee 401(k) accounts.

Since 1973, PLC has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, and 2008, up to 7,500,000 PLC shares may be issued in payment of awards.

The criteria for payment of the 2011 performance awards is based primarily on PLC’s average operating return on average equity (“ROE”) over a three-year period. If PLC’s ROE is below 9.0%, no award is earned. If PLC’s ROE is at or above 10.0%, the award maximum is earned. Awards are paid in shares of PLC’s common stock. The criteria for payment of performance awards, in prior years, is based primarily upon a comparison of PLC’s average return on average equity over a four-year period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of PLC) to that of a comparison group of publicly held life and multi-line insurance companies. For the 2008 awards, if PLC’s results are below the 25th percentile of the comparison group, no portion of the award is earned. For the 2005-2007 awards, if PLC’s results are below the 40th percentile of the comparison group, no portion of the award is earned. If PLC’s results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC’s common stock. Performance share awards of 191,100 were issued during the year ended December 31, 2011 and no performance share awards were issued during the year ended December 31, 2010.

Performance share awards in 2011, 2010, 2009, and 2008 and the estimated fair value of the awards at grant date are as follows:

Year	Performance	Estimated
Awarded	Shares	Fair Value
		(Dollars In Thousands)
2011	191,100	$5,400
2010	—	—
2009	—	—
2008	75,900	2,900

Performance shares are equivalent in value to one share of PLC common stock times the award earned percentage payout. In the past, PLC has also issued performance-based stock appreciation rights (“P-SARs”). P-SARs convert to the equivalent of one stock appreciation right (“SARs”) if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. As of December 31, 2011, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 530,000 shares.

SARs of PLC have been granted to certain officers to provide long-term incentive compensation based solely on the performance of PLC’s common stock. The SARs are exercisable either five years after the date of grants or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION — (Continued)

change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

	Weighted-Average
	Base Price per share	No. of SARs
Balance at December 31, 2008	$33.33	1,559,573
SARs granted	3.57	915,829
SARs exercised / forfeited	40.16	(6,200)
Balance at December 31, 2009	22.28	2,469,202
SARs granted	18.34	344,400
SARs exercised / forfeited	20.98	(488,765)
Balance at December 31, 2010	21.97	2,324,837
SARs exercised / forfeited / expired	8.31	(50,608)
Balance at December 31, 2011	$22.27	2,274,229

The following table provides information as of December 31, 2011, about equity compensation plans under which PLC’s common stock is authorized for issuance:

Securities Authorized for Issuance under Equity Compensation Plans

					Number of securities
					remaining available
					for future issuance
	Number of securities				under equity
	to be issued upon		Weighted-average		compensation plans
	exercise of		exercise price of		(excluding securities
	outstanding options,		outstanding options,		reflected in
	warrants and rights as		warrants and rights as		column (a)) as of
Plan category	of December 31, 2011(a)		of December 31, 2011(b)		December 31, 2011(c)
Equity compensation plans
approved by shareowners	2,869,496	(1)	$22.27	(3)	2,598,799	(4)
Equity compensation plans
not approved by shareowners	343,548	(2)	Not applicable		Not applicable(5)
Total(2)	3,213,044	(1)(2)	$22.27	(3)	2,598,799	(4)(6)

(1)
Includes the following number of shares of common stock with respect to outstanding awards under the LTIP, determined as provided in the LTIP: (a) 1,478,249 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 312,536 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2011); and (c) 760,435 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); and (d) 318,276 shares issuable with respect to stock equivalents representing previously earned awards under the LTIP that the recipient deferred under our Deferred Compensation Plan for Officers.

(2)
Includes the following number of shares of common stock, determined as provided in the plans decribed below: (a) 238,811 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 104,737 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Officers; and (c) there were no shares issuable with respect to stock equivalents pursuant to our Regional Sales Manager Deferred Bonus Plan.

(3)	Based on exercise prices of outstanding SARs.
(4)
Represents (a) 2,526,346 shares of common stock available for future issuance under the LTIP; and (b) 72,453 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK-BASED COMPENSATION — (Continued)

(5)
The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans’ participants.

(6)	Plus any shares that become issuable under the plans listed in Note (2).

The outstanding SARs as of December 31, 2011, were at the following base prices:

	SARs	Remaining Life	Currently
Base Price	Outstanding	in Years	Exercisable
$32.00	360,000	1	360,000
26.49	50,000	2	50,000
41.05	111,700	4	111,700
48.60	38,400	5	38,400
45.70	35,070	5	35,070
43.46	186,975	6	186,975
48.05	3,000	6	3,000
41.12	2,500	6	2,500
38.59	313,000	7	235,600
3.50	830,832	8	534,710
9.54	5,000	8	3,333
17.48	8,000	9	2,666
18.36	328,752	9	108,354
20.40	1,000	9	333

There were no SARs issued for the year ended December 31, 2011. The SARs issued for the year ended December 31, 2010, had estimated fair values at grant date of $3.3 million. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2010 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for the 2010 awards) were as follows: an expected volatility of 69.4%, a risk-free interest rate of 2.6%, a dividend rate of 2.4%, a zero percent forfeiture rate, and an expected exercise date of 2016.

Restricted stock units are awarded to participants and include certain restrictions relating to vesting periods. PLC issued 175,500 restricted stock units for the year ended December 31, 2011. These awards had a total fair value at grant date of $5.0 million. Approximately half of these restricted stock units vest in 2014, and the remainder vest in 2015. For the year ended December 31, 2010, PLC issued 360,450 restricted stock units that had a fair value at grant date of $6.6 million.

PLC recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by PLC for its stock-based compensation plans was $10.2 million, $10.2 million, and $3.9 million in 2011, 2010, and 2009, respectively. PLC’s obligations of its stock-based compensation plans that are expected to be settled in shares of PLC’s common stock are reported as a component of shareowners’ equity, net of deferred taxes.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefit Plan

•
PLC sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee’s compensation. PLC’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of Employee Retirement Income Security Act (“ERISA”) plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. During the twelve months ended December 31, 2011, PLC contributed $5.7 million to its defined benefit pension plan for the 2010 plan year and $6.7 million to its defined benefit pension plan for the 2011 plan year. In addition, during January of 2012, PLC made a $2.3 million contribution to the defined benefit pension plan for the 2011 plan year. PLC has not yet determined what amount it will fund for the remainder of 2012, but estimates that the amount will be between $15 million and $20 million.

•
Under the Pension Protection Act of 2006 (“PPA”), a plan could be subject to certain benefit restrictions if the plan’s adjusted funding target attainment percentage (“AFTAP”) drops below 80%. Therefore, PLC may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well the plan is funded and is obtained by dividing the plan’s assets by the plan’s funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as of the plan valuation date. Some of the assumptions and methods used to determine the plan’s AFTAP may be different from the assumptions and methods used to measure the plan’s funded status on a GAAP basis.

•	PLC also sponsors an unfunded excess benefit plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

Effective January 1, 2008, PLC made the following changes to its defined benefit pension plan. These changes have been reflected in the computations within this note.

•	Employees hired after December 31, 2007, will receive benefits under a cash balance plan.

•
Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

•
Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

•	All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

PLC uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of PLC’s defined benefit pension plan

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued) and unfunded excess benefit plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

	Defined Benefit		Unfunded Excess
	Pension Plan		Benefit Plan
	2011	2010	2011	2010
		(Dollars In Thousands)
Accumulated benefit obligation, end of year	$186,300	$154,113	$33,675	$30,195
Change in projected benefit obligation:
Benefit obligation at beginning of year	$165,704	$147,373	$31,592	$29,508
Service cost	8,682	7,423	679	584
Interest cost	8,938	8,091	1,506	1,545
Amendments	94	—	3	—
Actuarial (gain) or loss	23,859	7,890	4,187	1,444
Special termination benefits	—	—	—	—
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Benefit obligation at end of year	199,162	165,704	36,256	31,592
Change in plan assets:
Fair value of plan assets at beginning of year	117,856	102,276	—	—
Actual return on plan assets	2,874	12,355	—	—
Employer contributions(1)	12,443	8,298	1,711	1,489
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Fair value of plan assets at end of year	125,058	117,856	—	—
After Reflecting FASB guidance:
Funded status	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in the Balance Sheet:
Other assets	—	—	—	—
Other liabilities	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in Accumulated Other Comprehensive
Income:
Net actuarial loss	91,804	66,422	11,924	8,618
Prior service cost/(credit)	(2,208)	(2,694)	60	69
Net transition asset	$89,596	$63,728	$11,984	$8,687

(1)	Employer contributions disclosed are based on the Company’s fiscal filing year.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Defined Benefit		Unfunded Excess
	Pension Plan		Benefit Plan
	2011	2010	2011	2010
Discount rate	4.62%	5.30%	4.07%	4.79%
Rate of compensation increase	2.5 - 3.0	2.5 - 3.0	3.5 - 4.0	3.5 - 4.0
Expected long-term return on plan assets	7.75	7.75	N/A	N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

In assessing the reasonableness of its long-term rate of return assumption, PLC obtained 25 year annualized returns for each of the represented asset classes. In addition, PLC received evaluations of market performance based on PLC’s asset allocation as provided by external consultants. A combination of these statistical analytics provided results that PLC utilized to determine an appropriate long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
Discount rate	5.30%	5.57%	6.30%	4.79%	5.40%	6.30%
Rates of compensation increase	2.5 - 3.0	0 - 3.75	3.75	3.5 - 4.0	0 - 4.75	4.75
Expected long-term return on plan assets	7.75	8.00	8.00	N/A	N/A	N/A

Components of the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
			(Dollars In Thousands)
Service cost — Benefits earned during
the period	$8,682	$7,423	$6,834	$679	$584	$556
Interest cost on projected benefit
obligation	8,938	8,091	7,847	1,506	1,545	1,701
Expected return on plan assets	(10,021)	(9,349)	(9,569)	—	—	—
Amortization of prior service cost / (credit) .	(392)	(403)	(403)	12	12	12
Amortization of actuarial losses(1)	5,625	3,905	2,017	881	653	458
Total benefit cost	$12,832	$9,667	$6,726	$3,078	$2,794	$2,727

(1)	2011 average remaining service period used is 8.29 years and 7.51 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

The estimated net actuarial loss, prior service cost/(credit), and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is as follows:

	Defined Benefit	Unfunded Excess
	Pension Plan	Benefit Plan
	(Dollars In Thousands)
Net actuarial loss	$7,594	$1,104
Prior service cost / (credit)	(392)	12
Transition obligation	—	—

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

Allocation of plan assets of the defined benefit pension plan by category as of December 31 are as follows:

	Target
	Allocation for
Asset Category	2012	2011	2010
Cash and cash equivalents	2.0%	1.0%	1.0%
Equity securities	60.0	61.0	60.0
Fixed income	38.0	38.0	39.0
Total	100.0%	100.0%	100.0%

PLC’s target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee’s retirement, a distribution from pension plan assets was used to purchase a single premium annuity from the Company in the retiree’s name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees.

PLC’s investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans’ actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan’s equity assets are in a Russell 3000 tracking fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation and in an S&P 500 tracking fund (Spartan U.S.) managed by Fidelity. The plan’s cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan’s fixed income assets are invested in a group deposit administration annuity contract with the Company.

Plan assets of the defined benefit pension plan by category as of December 31, are as follows:

	As of December 31,
Asset Category	2011	2010
	(Dollars In Thousands)
Cash and cash equivalents	$1,004	$2,072
Equity securities:
Russell 3000 Equity Index Fund	52,792	54,737
Spartan U.S. Equity Index Fund	29,735	21,644
Fixed income	41,527	39,403
Total investments	125,058	117,856
Employer contribution receivable	2,270	1,598
Total	$127,328	$119,454

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan’s group deposit administration annuity contract with the Company is valued at contract value, which the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Collective short-term investment fund	$—	$1,004	$—	$1,004
Collective investment funds	—	82,527	—	82,527
Group deposit administration annuity contract	—	—	41,527	41,527
Total investments	$—	$83,531	$41,527	$125,058

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Collective short-term investment fund	$—	$2,072	$—	$2,072
Collective investment funds	—	76,381	—	76,381
Group deposit administration annuity contract	—	—	39,403	39,403
Total investments	$—	$78,453	$39,403	$117,856

For the year ended December 31, 2011, there were no transfers between levels.

For the year ended December 31, 2010, $5.0 million was transferred into Level 3 from Level 2. For the year ended December 31, 2010, $2.4 million was transferred into Level 2 from Level 3. These transfers were made to maintain an acceptable asset allocation as set by PLC’s investment policy.

For the year ended December 31, 2010, there were no transfers between Level 1 and Level 2.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of year	$39,403	$34,892
Interest income	2,124	1,947
Transfers from collective short-term investments fund	—	5,000
Transfers to collective short-term investments fund	—	(2,436)
Balance, end of year	$41,527	$39,403

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

	Defined Benefit	Unfunded Excess
Years	Pension Plan	Benefits Plan
	(Dollars In Thousands)
2012	$ 8,770	$ 2,984
2013	9,698	2,888
2014	9,448	2,880
2015	10,083	2,923
2016	11,420	3,152
2017-2021	67,686	14,888

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2011 and 2010, the accumulated postretirement benefit obligation associated with these benefits was $0.9 million and $1.3 million, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

The change in the benefit obligation for the retiree medical plan is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,309	$1,659
Service cost	9	15
Interest cost	28	50
Amendments	(29)	—
Actuarial (gain) or loss	(297)	(238)
Plan participant contributions	255	272
Benefits paid	(326)	(449)
Special termination benefits	—	—
Benefit obligation, end of year	$949	$1,309

For the retiree medical plan, PLC’s discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 1.97% and 2.66%, respectively.

For a closed group of retirees over age 65, PLC provides a prescription drug benefit. As of December 31, 2011 and 2010, PLC’s liability related to this benefit was less than $0.1 million and $0.1 million, respectively. PLC’s obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

PLC also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The accumulated postretirement benefit obligation associated with these benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$7,955	$7,337
Service cost	118	110
Interest cost	416	413
Amendments	—	22
Actuarial (gain) or loss	816	387
Plan participant contributions	—	—
Benefits paid	(354)	(314)
Special termination benefits	—	—
Benefit obligation, end of year	$8,951	$7,955

For the postretirement life insurance plan, PLC’s discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 4.62% and 5.40%, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

PLC’s expected long-term rate of return assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 3.45% and 3.75%, respectively. In assessing the reasonableness of its long-term rate of return assumption, PLC utilized a 20 year annualized return and a 20 year average return on Barclay’s short treasury index. PLC’s long-term rate of return assumption was determined based on analytics related to these 20 year return results.

Investments of PLC’s group life insurance plan are held by Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in a money market fund.

The fair value of each major category of plan assets for PLC’s postretirement life insurance plan is as follows:

	For The Year Ended December 31,
Category of Investment	2011	2010	2009
	(Dollars In Thousands)
Money Market Fund	$6,193	$6,217	$6,235

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Money Market Fund	$6,193	$—	$—	$6,193

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Money Market Fund	$6,217	$—	$—	$6,217

For the year ended December 31, 2011 and 2010, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

PLC sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax “Roth” contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EMPLOYEE BENEFIT PLANS — (Continued)

($16,500 for 2011). The Plan also provides a “catch-up” contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($5,500 for 2011). PLC matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee’s pay per year per person. All matching contributions vest immediately.

Prior to 2009, employee contributions to PLC’s 401(k) Plan were matched through use of an ESOP established by PLC. Beginning in 2009, PLC adopted a cash match for employee contributions to the 401(k) plan and recorded an expense of $4.6 million for 2009. For the years ended December 31, 2011 and 2010, PLC recorded an expense of $5.6 million and $5.1 million, respectively. The Company’s portion of this expense was $4.3 million and $3.9 million for the years ended December 31, 2011 and 2010, respectively.

Effective as of January 1, 2005, PLC adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by PLC for this employee benefit was $0.4 million, $0.2 million, and $0.3 million, respectively, in 2011, 2010, and 2009.

Deferred Compensation Plan

PLC has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. PLC may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2011, the plans had 886,600 common stock equivalents credited to participants. PLC’s obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners’ equity. The Company’s portion of expenses related to the deferred compensation plan, is immaterial to the Company.

15. INCOME TAXES

The Company’s effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,
	2011	2010	2009
Statutory federal income tax rate applied to pre-tax income	35.0%	35.0%	35.0%
Investment income not subject to tax	(2.0)	(1.4)	(1.2)
State income taxes	0.4	0.5	0.4
Uncertain tax positions	(0.1)	(0.9)	0.2
Other	(1.2)	0.1	0.3
	32.1%	33.3%	34.7%

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued)

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

The components of the Company’s income tax expense related to income before the cumulative effect of a change in accounting principle are as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Income tax expense per the income tax returns:
Federal	$(4,609)	$3,600	$(60,018)
State	33	2,944	4,133
Total current	$(4,576)	$6,544	$(55,885)
Deferred income tax expense:
Federal	$166,163	$123,415	$204,709
State	2,930	(930)	(1,261)
Total deferred	$169,093	$122,485	$203,448

The components of the Company’s net deferred income tax liability are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Deferred income tax assets:
Policy and policyholders liability reserves	$35,267	$158,549
Intercompany losses	42,685	44,854
Invested assets (other than unrealized gains)	68,530	90,032
Deferred compensation	3,059	2,356
State tax valuation allowance	(2,440)	(2,414)
	147,101	293,377
Deferred income tax liabilities:
Deferred policy acquisition costs and value of
business acquired	1,160,381	1,114,892
Unrealized gain on investments	557,221	184,624
Other	3,263	29,034
	1,720,865	1,328,550
Net deferred income tax asset (liability)	$(1,573,764)	$(1,035,173)

The Company’s income tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company which file separately, are included in PLC’s consolidated U.S. income tax returns.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued)

In management’s judgment, the gross deferred income tax asset as of December 31, 2011, will more likely than not be fully realized. As of December 31, 2011, there were no U.S. tax ordinary or capital loss carryforwards available for use in subsequent years. With regard to state tax loss carryforwards, the Company has recognized a valuation allowance of $2.4 million and $2.4 million as of December 31, 2011 and 2010, respectively, related to operating loss carryforwards that it has determined are more likely than not to expire unutilized. As of December 31, 2011 and 2010, no valuation allowances were established with regard to deferred tax assets relating to impairments on fixed maturities, capital loss carryforwards, and unrealized losses on investments. As of December 31, 2011 and 2010, the Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold any unrealized loss bond to maturity, thereby avoiding a realized loss, or to generate a realized gain from unrealized gain bonds if such unrealized loss bond is sold at a loss prior to maturity. As of December 31, 2011, the Company recorded a net unrealized gain on its fixed maturities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$12,659	$23,172
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	106	10,906
Reductions of tax positions of prior years:
Changes in judgment	(8,447)	(11,625)
Lapses of applicable statute of limitations	—	(9,794)
Balance, end of period	$4,318	$12,659

Included in the balance above, as of December 31, 2011 and 2010, are approximately $2.0 million and $10.4 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $2.3 million and $2.2 million as of December 31, 2011 and as of December 31, 2010, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts were a $1.4 million benefit, a $2.9 million benefit, and a $1.2 million expense in 2011, 2010, and 2009, respectively. The Company has approximately $1.4 million and $2.8 million of accrued interest associated with unrecognized tax benefits as of December 31, 2011 and 2010, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

Using the information available as of December 31, 2011, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. With regard to the reconciliation above, the reduction in the amount of unrecognized tax benefits due to lapses of applicable statute of limitations was attributable almost entirely to tax issues that were timing in nature. Therefore, aside from the effect of interest cost,

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. INCOME TAXES — (Continued) such reduction did not result in a decrease in the overall effective income tax rate. During the 12 months ended December 31, 2011 and 2010, the Company’s uncertain tax position liability decreased in the amount of $8.4 million and $11.6 million, respectively, as a result of new technical guidance and other developments which led the Company to conclude that the full amount of the associated tax benefit was more than 50% likely to be realized. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2003.

16. SUPPLEMENTAL CASH FLOW INFORMATION
The following table sets forth supplemental cash flow information:
	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash paid / (received) during the year:
Interest expense	$89,657	$57,544	$39,496
Income taxes	25,129	(79,281)	(360)
Noncash investing and financing activities:
Decrease in collateral for securities lending transactions .	(96,653)	(10,630)	(9,755)

Total cash interest paid on debt for the year ended December 31, 2011, was $89.7 million.

17. RELATED PARTY TRANSACTIONS

The Company leases furnished office space and computers to affiliates. Lease revenues were $3.6 million, $3.4 million, and $3.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company purchases data processing, legal, investment, and management services from affiliates. The costs of such services were $142.5 million, $135.9 million, and $130.6 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, the Company has an intercompany payable with affiliates as of December 31, 2011 and 2010 of $26.8 million and $22.8 million, respectively and an intercompany receivable with affiliates of $34.0 million and $88.6 million as of December 31, 2011 and 2010, respectively.

Certain corporations with which PLC’s directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $51.0 million, $13.1 million, and $13.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, in 2010, PLC also received a $5 million deposit from Regions Bank Stable Principal Fund related to a Guaranteed Investment Contract sold by PLC. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $4.6 million, $7.2 million, and $2.7 million for the years ended December 31, 2011, 2010, and 2009, respectively.

PLC has guaranteed the Company’s obligations for borrowings or letters of credit under the revolving line of credit arrangement to which PLC is also a party. PLC has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects. In addition, as of December 31, 2011, PLC is the sole holder of the $800 million balance of outstanding surplus notes issued by one such wholly owned captive insurance

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. RELATED PARTY TRANSACTIONS — (Continued)

company, Golden Gate. Please refer to Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Liquidity and Capital Resources”, of this report on Form 10-K for additional information regarding these arrangements.

As of February 1, 2000, PLC guaranteed the obligations of the Company under a synthetic lease entered into by the Company, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to the Company for construction of a new office building and parking deck. The synthetic lease was amended and restated as of January 11, 2007, wherein as of December 31, 2011, PLC continues to guarantee the obligations of the Company thereunder.

The Company and/or certain of its affiliates have reinsurance agreements in place with companies owned by PLC. These agreements relate to certain portions of our service contract business which is included within the Asset Protection segment. These transactions are eliminated at the PLC consolidated level.

The Company and/or certain of its affiliates also utilize certain companies owned by PLC as brokers to sell certain annuity and life products. These products are included in the Life Marketing and Annuities segments and are eliminated at the PLC consolidated level.

18. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: 1) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, 2) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, 3) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to shareowners’ equity, 4) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to shareowners’ equity, 5) furniture and equipment, agents’ debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets), 6) certain items of interest income, such as mortgage and bond discounts, are amortized differently, and 7) bonds are recorded at their market values instead of amortized cost.

Statutory net income for PLICO was $259.2 million, $303.6 million, and $549.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus for PLICO was $2.6 billion and $2.6 billion as of December 31, 2011 and 2010, respectively. The maximum amount the Company could pay as ordinary dividends is estimated to be $307.2 million.

State insurance regulators and the NAIC have adopted risk-based capital (“RBC”) requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company’s risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

the adequacy of a company’s statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company’s total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2011, the Company’s total adjusted capital and company action level RBC was $2.9 billion and $680.5 million, respectively, providing an RBC ratio of approximately 433%.

As of December 31, 2011, the Company and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $32.3 million.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company’s periodic fair value measurements for non-financial assets and liabilities was not material.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

•	Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.
•	Level 2: Quoted prices in markets that are not active or significant inputs that are observable
	either	directly or indirectly. Level 2 inputs include the following:
	a)	Quoted prices for similar assets or liabilities in active markets

	b)	Quoted prices for identical or similar assets or liabilities in non-active markets

	c)	Inputs other than quoted market prices that are observable

	d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale
Residential mortgage-backed securities	$—	$2,337,037	$7	$2,337,044
Commercial mortgage-backed securities	—	550,527	—	550,527
Other asset-backed securities	—	298,216	614,813	913,029
U.S. government-related securities	664,506	536,173	15,000	1,215,679
State, municipalities, and political subdivisions .	—	1,327,713	—	1,327,713
Other government-related securities	—	93,017	—	93,017
Corporate bonds	204	18,440,822	119,565	18,560,591
Total fixed maturity securities —
available-for-sale	664,710	23,583,505	749,385	24,997,600
Fixed maturity securities — trading
Residential mortgage-backed securities	—	313,963	—	313,963
Commercial mortgage-backed securities	—	190,247	—	190,247
Other asset-backed securities	—	29,585	28,343	57,928
U.S. government-related securities	555,601	255	—	555,856
State, municipalities, and political subdivisions .	—	229,032	—	229,032
Other government-related securities	—	44,845	—	44,845
Corporate bonds	—	1,568,094	—	1,568,094
Total fixed maturity securities — trading	555,601	2,376,021	28,343	2,959,965
Total fixed maturity securities	1,220,311	25,959,526	777,728	27,957,565
Equity securities	211,023	11,310	70,080	292,413
Other long-term investments(1)	27,757	7,785	19,103	54,645
Short-term investments	101,470	—	—	101,470
Total investments	1,560,561	25,978,621	866,911	28,406,093
Cash	169,775	—	—	169,775
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	6,741,959	—	—	6,741,959
Variable universal life	502,617	—	—	502,617
Total assets measured at fair value on a
recurring basis	$8,974,912	$25,978,621	$866,911	$35,820,444

Liabilities:
Annuity account balances(2)	$—	$—	$136,462	$136,462
Other liabilities(1)	2,727	15,370	437,613	455,710
Total liabilities measured at fair value on a
recurring basis	$2,727	$15,370	$574,075	$592,172

(1)	Includes certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company’s hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
		(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale
Residential mortgage-backed securities	$—	$2,479,630	$20	$2,479,650
Commercial mortgage-backed securities	—	154,058	19,901	173,959
Other asset-backed securities	—	266,262	641,129	907,391
U.S. government-related securities	1,054,203	98,111	15,109	1,167,423
State, municipalities, and political subdivisions .	—	969,533	—	969,533
Other government-related securities	14,993	186,214	—	201,207
Corporate bonds	100	15,703,977	64,996	15,769,073
Total fixed maturity securities —
available-for-sale	1,069,296	19,857,785	741,155	21,668,236
Fixed maturity securities — trading
Residential mortgage-backed securities	—	426,015	—	426,015
Commercial mortgage-backed securities	—	137,606	—	137,606
Other asset-backed securities	—	24,415	59,925	84,340
U.S. government-related securities	383,423	3,008	3,442	389,873
State, municipalities, and political subdivisions .	—	168,900	—	168,900
Other government-related securities	—	126,553	—	126,553
Corporate bonds	—	1,642,664	—	1,642,664
Total fixed maturity securities — trading	383,423	2,529,161	63,367	2,975,951
Total fixed maturity securities	1,452,719	22,386,946	804,522	24,644,187
Equity securities	239,832	10,831	66,592	317,255
Other long-term investments(1)	6,794	3,808	31,765	42,367
Short-term investments	341,217	8,028	—	349,245
Total investments	2,040,562	22,409,613	902,879	25,353,054
Cash	236,998	—	—	236,998
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	5,170,193	—	—	5,170,193
Variable universal life	534,219	—	—	534,219
Total assets measured at fair value on a
recurring basis	$7,981,972	$22,409,613	$902,879	$31,294,464

Liabilities:
Annuity account balances(2)	$—	$—	$143,264	$143,264
Other liabilities(1)	23,995	27,888	190,529	242,412
Total liabilities measured at fair value on a
recurring basis	$23,995	$27,888	$333,793	$385,676

(1)	Includes certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a ‘‘waterfall’’ approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company’s fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer’s credit rating, liquidity discounts, weighted-average of contracted cash flows, risk premium, if warranted, due to the issuer’s industry, and the security’s time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2011.

The Company has analyzed the third party pricing services’ valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or “ABS”). As of December 31, 2011, the Company held $3.7 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin.

As of December 31, 2011, the Company held $643.2 million of Level 3 ABS, which included $28.3 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The fair value calculation of available-for-sale ABSs classified as Level 3 had, but were not limited to, the following inputs:

Investment grade credit rating	100.0%
Weighted-average yield	1.0%
Par value	$683.7 million
Weighted-average life	13.2 years

Corporate bonds, U.S. Government-related securities, States, municipals, and political subdivisions, and Other government related securities

As of December 31, 2011, the Company classified approximately $22.2 billion of corporate bonds, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 bonds and securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the bonds and securities are considered to be the primary relevant inputs to the valuation: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings.

The brokers and third party pricing service utilize valuation models that consist of a hybrid income and market approach to valuation. The pricing model utilizes the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2011, the Company classified approximately $134.6 million of bonds and securities as Level 3 valuations. The fair value of the Level 3 bonds and securities are derived from an internal pricing model that utilizes a hybrid market/income approach to valuation. The Company reviews the following characteristics of the bonds and securities to determine the relevant inputs to use in the pricing model: 1) coupon rate, 2) years to maturity, 3) seniority, 4) embedded options, 5) trading volume, and 6) credit ratings.

Level 3 bonds and securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spreads, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

The fair value calculation of bonds and securities classified as Level 3 had, but were not limited to, the following weighted-average inputs:

Investment grade credit rating	60.0%
Weighted-average yield	5.1%
Weighted-average coupon	5.9%
Par value	$145.7 million
Weighted-average stated maturity	6.0 years

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Equities

As of December 31, 2011, the Company held approximately $81.4 million of equity securities classified as Level 2 and Level 3. Of this total, $64.6 million represents Federal Home Loan Bank (“FHLB”) stock. The Company believes that the cost of the FHLB stock approximates fair value. The remainder of these equity securities is primarily made up of holdings we have obtained through bankruptcy proceedings or debt restructurings.

Other long-term investments and Other liabilities

Other long-term investments and other liabilities consist entirely of free-standing and embedded derivative financial instruments. Refer to Note 20, Derivative Financial Instruments for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31, 2011, 82.3% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 include futures, credit default swaps, and puts, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate and inflation swaps. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The guaranteed minimum withdrawal benefits (“GMWB”) embedded derivative is carried at fair value in “other long-term investments” and “other liabilities” on the Company’s consolidated balance sheet. The changes in fair value are recorded in earnings as “Realized investment gains (losses) — Derivative financial instruments”. Refer to Note 20, Derivative Financial Instruments for more information related to GMWB embedded derivative gains and losses. The fair value of the GMWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near-term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

for actual experience, as necessary. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company’s non-performance risk). As a result of using significant unobservable inputs, the GMWB embedded derivative is categorized as Level 3. These assumptions are reviewed on a quarterly basis.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. As a result, these agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The investments supporting these agreements are designated as “trading securities”; therefore changes in their fair value are also reported in earnings. The fair value of the embedded is the difference between the policy liabilities, net of policy loans compared to the fair value of the trading securities. As a result, changes in the fair value of the embedded derivatives are largely offset by the changes in fair value of the related investments and each are reported in earnings.

Annuity account balances

The equity indexed annuity (“EIA”) model calculates the present value of future benefit cash flows less the projected future profits to quantify the net liability that is held as a reserve. This calculation is done using multiple risk neutral stochastic equity scenarios. The cash flows are discounted using LIBOR plus a credit spread. Best estimate assumptions are used for partial withdrawals, lapses, expenses and asset earned rate with a risk margin applied to each. These assumptions are reviewed at least annually as a part of the formal unlocking process. If an event were to occur within a quarter that would make the assumptions unreasonable, the assumptions would be reviewed within the quarter.

Included in the chart below are current key assumptions which include risk margins for the Company.

Asset Earned Rate	5.89%
Admin Expense per Policy	$78 to $93 per policy
Partial Withdrawal Rate (for ages less than 70)	2.20%
Partial Withdrawal Rate (for ages 70 and greater)	2.20%
Mortality	65% of 94 GMDB table
Lapse	2.2% to 55% depending on the surrender
charge period
Return on Assets	1.5% to 1.85% depending on the guarantee
period

The discount rate for the equity indexed annuities is based on an upward sloping rate curve which is updated each quarter. The discount rates for December 31, 2011, ranged from a one month rate of 1.94%, a 5 year rate of 3.55%, and a 30 year rate of 5.01%. A credit spread component is also included in the calculation to accommodate non-performance risk.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2011, for which the Company has used significant unobservable inputs (Level 3):

		Total		Total
		Realized and Unrealized		Realized and Unrealized
		Gains		Losses
			Included in		Included in
			Other		Other
	Beginning	Included in	Comprehensive	Included in	Comprehensive
	Balance	Earnings	Income	Earnings	Income
		(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$20	$—	$12	$(4)	$—
Commercial mortgage-backed securities	19,901	—	147	—	(719)
Other asset-backed securities	641,129	4,527	28,873	(8,661)	(50,941)
U.S. government-related securities	15,109	—	—	—	(122)
States, municipals, and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	64,996	—	5,216	—	(1,689)
Total fixed maturity securities —
available-for-sale	741,155	4,527	34,248	(8,665)	(53,471)
Fixed maturity securities — trading
Residential mortgage-backed securities	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—
Other asset-backed securities	59,925	1,213	—	(2,689)	—
U.S. government-related securities	3,442	387	—	(476)	—
States, municipals and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	—	611	—	(1,453)	—
Total fixed maturity securities — trading	63,367	2,211	—	(4,618)	—
Total fixed maturity securities	804,522	6,738	34,248	(13,283)	(53,471)
Equity securities	66,592	49	555	—	(1,050)
Other long-term investments(1)	31,765	—	—	(12,662)	—
Short-term investments	—	—	—	—	—
Total investments	902,879	6,787	34,803	(25,945)	(54,521)
Total assets measured at fair value on a
recurring basis	$902,879	$6,787	$34,803	$(25,945)	$(54,521)
Liabilities:
Annuity account balances(2)	$143,264	$—	$—	$(5,850)	$—
Other liabilities(1)	190,529	—	—	(249,757)	—
Total liabilities measured at fair value on a
recurring basis	$333,793	$—	$—	$(255,607)	$—

(1)	Represents certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.

							Total Gains
							(losses)
							included in
							Earnings
							related to
							Instruments
				Transfers			still held at
				in/out of		Ending	the Reporting
Purchases	Sales	Issuances	Settlements	Level 3	Other	Balance	Date
(Dollars In Thousands)
$—	$(12)	$—	$—	$(9)	$—	$7	$—
—	(103)	—	—	(19,224)	(2)	—	—
—	—	—	—	—	(114)	614,813	—
—	—	—	—	—	13	15,000	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
40,000	(3,543)	—	—	14,585	—	119,565	—
40,000	(3,658)	—	—	(4,648)	(103)	749,385	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
3,792	(40,292)	—	—	4,002	2,392	28,343	(937)
—	(3,347)	—	—	—	(6)	—	—
—	—	—	—	—	—	—	—
—	—	—	—	—	—	—	—
—	(37,292)	—	—	38,039	95	—	—
3,792	(80,931)	—	—	42,041	2,481	28,343	(937)
43,792	(84,589)	—	—	37,393	2,378	777,728	(937)
3,962	(49)	—	—	21	—	70,080	—
—	—	—	—	—	—	19,103	(12,662)
—	—	—	—	—	—	—	—
47,754	(84,638)	—	—	37,414	2,378	866,911	(13,599)
$47,754	$(84,638)	$—	$—	$37,414	$2,378	$866,911	$(13,599)
$—	$—	$654	$13,306	$—	$—	$136,462	$—
—	(2,673)	—	—	—	—	437,613	(249,757)
$—	$(2,673)	$654	$13,306	$—	$—	$574,075	$(249,757)

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

For the year ended December 31, 2011, $66.1 million of securities were transferred into Level 3. This amount was transferred from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers in previous periods, using no significant unobservable inputs, but were priced internally using significant unobservable inputs where market observable inputs were no longer available as of December 31, 2011.

For the year ended December 31, 2011, $28.7 million of securities were transferred out of Level 3. This amount was transferred to Level 2. These transfers resulted from securities that were previously valued using an internal model that utilized significant unobservable inputs but were valued internally or by independent pricing services or brokers, utilizing no significant unobservable inputs. All transfers are recognized as of the end of the reporting period.

For the year ended December 31, 2011, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2011, $17.2 million of securities were transferred out of Level 1. This amount was transferred to Level 2. These transfers resulted from classification corrections made during the year.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2010, for which the Company has used significant unobservable inputs (Level 3):

								Total
								Gains (losses)
								included in
		Total Realized and						Earnings
		Unrealized Gains (losses)						related to
			Included in	Purchases,		Transfers		Instruments
			Other	Issuances, and		in and/or		still held at
	Beginning	Included in	Comprehensive	Settlements		out of	Ending	the Reporting
	Balance	Earnings	Income	(net)		Level 3	Balance	Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities —
available-for-sale
Residential mortgage-backed
securities	$23	$(31)	$(4)	$32		$—	$20	$—
Commercial mortgage-backed
securities	844,535	—	40,064	(843,065	)(3)	(21,633)	19,901	—
Other asset-backed
securities	693,930	5,868	40,122	(89,453)		(9,338)	641,129	—
U.S. government-related
securities	15,102	—	(6)	13		—	15,109	—
States, municipals, and
political subdivisions	—	—	—	—		—	—	—
Other government-related
securities	—	—	—	—		—	—	—
Corporate bonds	86,292	—	2,281	36,832		(60,409)	64,996	—
Total fixed maturity
securities —
available-for-sale	1,639,882	5,837	82,457	(895,641)		(91,380)	741,155	—
Fixed maturity securities —
trading
Residential mortgage-backed
securities	7,244	(1)	—	(3,855)		(3,388)	—	—

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

							Total
							Gains (losses)
							included in
		Total Realized and					Earnings
		Unrealized Gains (losses)					related to
			Included in	Purchases,	Transfers		Instruments
			Other	Issuances, and	in and/or		still held at
	Beginning	Included in	Comprehensive	Settlements	out of	Ending	the Reporting
	Balance	Earnings	Income	(net)	Level 3	Balance	Date
			(Dollars In Thousands)
Commercial mortgage-backed
securities	$—	$—	$—	$—	$—	$—	$—
Other asset-backed securities	47,509	655	—	11,761	—	59,925	168
U.S. government-related
securities	3,310	138	—	(6)	—	3,442	137
States, municipals and political
subdivisions	4,994	77	—	—	(5,071)	—	—
Other government-related
securities	41,965	1,058	—	(47)	(42,976)	—	—
Corporate bonds	67	(66)	—	26,794	(26,795)	—	—
Total fixed maturity
securities — trading	105,089	1,861	—	34,647	(78,230)	63,367	305
Total fixed maturity securities	1,744,971	7,698	82,457	(860,994)	(169,610)	804,522	305
Equity securities	60,203	3,484	(266)	(796)	3,967	66,592	—
Other long-term investments(1)	28,025	3,740	—	—	—	31,765	3,740
Short-term investments	—	—	—	—	—	—	—
Total investments	1,833,199	14,922	82,191	(861,790)	(165,643)	902,879	4,045
Total assets measured at fair
value on a recurring basis	$1,833,199	$14,922	$82,191	$(861,790)	$(165,643)	$902,879	$4,045
Liabilities:
Annuity account balances(2)	$149,893	$(2,046)	$—	$8,675	$—	$143,264	$—
Other liabilities(1)	105,838	(84,691)	—	—	—	190,529	(84,691)
Total liabilities measured at fair
value on a recurring basis	$255,731	$(86,737)	$—	$8,675	$—	$333,793	$(84,691)

(1)	Represents certain freestanding and embedded derivatives.
(2)	Represents liabilities related to equity indexed annuities.
(3)	Represents mortgage loan held by the trusts that have been consolidated upon the adoption of ASU No. 2009-17.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowners’ equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company’s financial instruments as of the periods shown below are as follows:

		As of December 31,
	2011		2010
	Carrying		Carrying
	Amounts	Fair Values	Amounts	Fair Values
		(Dollars In Thousands)
Assets:
Mortgage loans on real estate	$5,351,902	$6,247,959	$4,883,400	$5,326,037
Policy loans	879,819	879,819	793,448	793,448
Liabilities:
Stable value product account balances	$2,769,510	$2,855,614	$3,076,233	$3,163,902
Annuity account balances	10,946,848	10,767,892	10,591,605	10,451,526
Mortgage loan backed certificates	19,755	19,893	61,678	63,127
Non-recourse funding obligations	1,248,600	1,060,275	1,360,800	1,210,894

Except as noted below, fair values were estimated using quoted market prices.

Fair Value Measurements

Mortgage loans on real estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company’s current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company’s determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

Stable value product and Annuity account balances

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Non-recourse funding obligations

As of December 31, 2011, the Company estimated the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

20. DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company’s analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company’s risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by the Company’s risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company’s interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate caps. The Company’s inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index (“CPI”).

Derivatives Related to Risk Mitigation of Variable Annuity Contracts

The Company uses the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to variable annuity contracts:

•	Foreign Currency Futures

•	Variance Swaps

•	Interest Rate Futures

•	Equity Options

•	Equity Futures

•	Credit Derivatives

•	Interest Rate Swaps

The Company has sold credit protection under single name credit default swaps and credit default swap indices for which it receives a premium to insure credit risk. Such credit derivatives are a part of the Company’s program to mitigate risks related to certain minimum guaranteed benefits of variable annuity contracts and are designed to offset some portion of the Company’s nonperformance risk. The Company will only make a payment in the event there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less an auction-determined recovery rate,

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

to the percentage extent described. A credit event is generally defined to include material default, bankruptcy, or debt restructuring. The Company’s maximum amount at risk, assuming the value of all referenced credit obligations is zero, equals the notional value of the credit default swaps. As of December 31, 2011, the Company did not have any open credit default swaps.

Other Derivatives

The Company has an interest rate floor agreement and an YRT premium support arrangement with PLC.

Accounting for Derivative Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in “other long-term investments” and “other liabilities” in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company’s hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in “Realized investment gains (losses) — Derivative financial instruments”.

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

•
In connection with the issuance of inflation-adjusted funding agreements, the Company has entered into swaps to essentially convert the floating CPI-linked interest rate on these agreements to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate primarily determined by the period’s change in the CPI. The amounts that are received on the swaps are almost equal to the amounts that are paid on the agreements.

•
The Company has entered into an interest rate swap to convert LIBOR-based floating rate interest payments on a certain funding agreement to fixed rate interest payments. This structure is basically the same as that described regarding the CPI-based agreements and swaps.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives related to variable annuity contracts

•
The Company uses equity, interest rate, and currency futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $30.1 million and $42.3 million and interest rate futures resulted in pre-tax gains of $164.2 million and a pre-tax loss of $11.8 million for the years ended December 31, 2011 and 2010, respectively. Currency futures resulted in net pre-tax gains of $3.0 million, for the year ended December 31, 2011.

•
The Company uses equity options, volatility swaps, and interest rate swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $15.1 million and $1.8 million, the volatility swaps resulted in net pre-tax losses of $0.2 million and $2.4 million for the years ended December 31, 2011 and 2010, respectively. The interest rate swaps resulted in a net pre-tax gain of $7.7 million for the year ended December 31, 2011. Such interest rate swaps were not held during the year ended December 31, 2010.

•
The Company entered into credit default swaps to partially mitigate the Company’s non-performance risk related to certain guaranteed minimum withdrawal benefits within our variable annuity products. The Company reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, the Company did not hold any remaining credit default swaps.

•
The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized pre-tax losses of $127.5 million and $5.7 million for the years ended December 31, 2011 and 2010, respectively, related to these embedded derivatives.

Other Derivatives

•
The Company uses certain interest rate swaps to mitigate the price volatility of fixed maturities. The Company recognized pre-tax losses of $11.3 million and $8.4 million on interest rate swaps for the year ended December 31, 2011 and 2010, respectively. The net losses for the year ended December 31, 2011, were the result of $10.4 million in realized losses due to terminations, $3.1 million in realized losses due to interest settlements, and $2.2 million in unrealized gains.

•
The Company purchased interest rate caps during the year ended December 31, 2011, to mitigate the Company’s credit risk with respect to the Company’s LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.8 million for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•
The Company has an interest rate floor agreement and a yearly renewable term (“YRT”) premium support arrangement with PLC. The Company recognized pre-tax losses of $0.3 million and $4.8 million for the years ended December 31, 2011 and 2010, respectively, related to the interest rate floor agreement. There are no YRT premium support arrangement gains or losses for the year ended December 31, 2011.

•
The Company uses other types of derivatives to manage risk related to other exposures. The Company recognized pre-tax losses of $0.5 million for the year ended December 31, 2011. The Company recognized gains of $0.8 million for the year ended December 31, 2010.

•
The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market changes which substantially offset the gains or losses on these embedded derivatives. The Company recognized pre-tax losses of $134.3 million and $68.0 million for the years ended December 31, 2011 and 2010, respectively.

The tables below present information about the nature and accounting treatment of the Company’s primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

		As of December 31,
	2011		2010
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(Dollars In Thousands)
Other long-term investments
Cash flow hedges:
Inflation	$7,068	$1	$—	$—
Derivatives not designated as hedging instruments:
Interest rate swaps	125,000	5,118	25,000	3,808
Interest rate floors/YRT premium support arrangements	796,713	6,400	770,261	6,700
Embedded derivative — Modco reinsurance treaties	30,001	2,038	29,563	2,687
Embedded derivative — GMWB	826,790	10,665	1,099,902	22,378
Interest rate futures	615,445	6,393	—	—
Equity futures	49,631	837	—	—
Currency futures	57,912	976	—	—
Interest rate caps	3,000,000	2,666	—	—
Other	440,224	19,551	95,000	6,794
	$5,948,784	$54,645	$2,019,726	$42,367
Other liabilities
Cash flow hedges:
Inflation	$244,399	$8,863	$293,379	$12,005
Interest rate	75,000	3,443	75,000	6,747
Derivatives not designated as hedging instruments:
Interest rate swaps	25,000	3,064	110,000	9,137
Embedded derivative — Modco reinsurance treaties	2,761,686	279,799	2,842,862	146,105
Embedded derivative — GMWB	3,741,688	157,813	1,494,657	41,990
Interest rate futures	270,019	1,148	598,357	16,764
Equity futures	189,765	1,454	327,321	7,231
Currency futures	14,348	126	—	—
Other	—	—	338,438	2,433
	$7,321,905	$455,710	$6,080,014	$242,412

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Gain (Loss) on Derivatives in Cash Flow Relationship

		For The Year Ended December 31,
		2011			2010
	Realized	Benefits		Realized	Benefits
	investment	and	Other	investment	and	Other
	gains	settlement	comprehensive	gains	settlement	comprehensive
	(losses)	expenses	income (loss)	(losses)	expenses	income (loss)
			(Dollars In Thousands)
Gain (loss) recognized in
other comprehensive
income (loss)
(effective portion):
Interest rate	$—	$—	$(272)	$—	$—	$(2,979)
Inflation	—	—	2,468	—	—	3,494
Gain (loss) reclassified
from accumulated
other comprehensive
income (loss) into
income
(effective portion):
Interest rate	$—	$(3,581)	$—	$—	$(6,650)	$—
Inflation	—	(276)	—	—	(3,303)	—
Gain (loss) recognized
in income
(ineffective portion):
Inflation	$(359)	$—	$—	$116	$—	$—

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $4.6 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

Realized investment gains (losses) — derivative financial instruments

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Derivatives related to variable annuity contracts:
Interest rate futures — VA	$164,221	$(11,778)	$—
Equity futures — VA	(30,061)	(42,258)	—
Currency futures — VA	2,977	—	—
Volatility swaps — VA	(239)	(2,433)	—
Equity options — VA	(15,051)	(1,824)	—
Interest rate swaps — VA	7,718	—	—
Credit default swaps — VA	(7,851)	—	—

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
Embedded derivative — GMWB	$(127,537)	$(5,728)	$19,722
Total derivatives related to variable
annuity contracts	(5,823)	(64,021)	19,722
Embedded derivative — Modco reinsurance treaties	(134,340)	(67,989)	(252,698)
Interest rate swaps	(11,264)	(8,427)	39,317
Interest rate caps	(2,801)	—	—
Interest rate futures	—	—	6,889
Interest rate floors/YRT premium
suuport arrangements	(300)	(4,800)	4,300
Other derivatives	(477)	799	5,590
Total realized gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)

Realized investment gains (losses) — all other investments
	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Modco trading portfolio(1)	$164,224	$109,399	$285,178

(1)	The Company elected to include the use of alternate disclosures for trading activities

21.OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

•
The Life Marketing segment markets UL, variable universal life, bank-owned life insurance (“BOLI”), and level premium term insurance (“traditional”) products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

•
The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment’s primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment’s acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically “closed” blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

•	The Annuities segment markets fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

•
The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank (“FHLB”), and markets guaranteed investment contracts (“GICs”) to 401(k) and other qualified retirement savings plans. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the “SEC”) which offered notes to both institutional and retail investors.

•
The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers’ investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection (“GAP”) product. GAP coverage covers the difference between the loan pay-off amount and an asset’s actual cash value in the case of a total loss.

•
The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income and assets. Segment operating income (loss) is income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income (loss). Segment operating income (loss) represents the basis on which the performance of the Company’s business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

During the first quarter of 2010, the Company recorded a $7.8 million decrease in reserves related to the final settlement in the runoff Lender’s Indemnity line of business within the Asset Protection Division.

During the first quarter of 2011, the Company recorded $8.5 million of pre-tax earnings in the Corporate and Other business segment relating to the settlement of a dispute with respect to certain investments.

There were no significant intersegment transactions during the years ended December 31, 2011, 2010, and 2009.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

The following tables summarize financial information for the Company’s segments:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Life Marketing	$1,193,927	$1,127,924	$1,016,321
Acquisitions	982,821	761,344	777,181
Annuities	633,185	500,697	507,267
Stable Value Products	170,455	168,127	220,857
Asset Protection	282,587	269,597	271,749
Corporate and Other	145,610	109,295	134,713
Total revenues	$3,408,585	$2,936,984	$2,928,088
Segment Operating Income (Loss)
Life Marketing	$116,261	$147,101	$139,385
Acquisitions	157,393	111,143	133,760
Annuities	109,875	49,847	53,258
Stable Value Products	56,780	39,207	61,963
Asset Protection	16,147	22,673	16,114
Corporate and Other	6,985	(13,458)	92,238
Total segment operating income	463,441	356,513	496,718
Realized investment (losses) gains — investments(1)(3)	197,692	111,915	129,021
Realized investment (losses) gains — derivatives(2)	(149,182)	(81,161)	(200,705)
Income tax (expense) benefit	(164,517)	(129,029)	(147,563)
Net income	$347,434	$258,238	$277,471

(1) Realized investment (losses) gains — investments	$200,432	$117,056	$123,818
Less: related amortization of DAC	2,740	5,141	(5,203)
	$197,692	$111,915	$129,021
(2) Realized investment gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)
Less: settlements on certain interest rate swaps	—	168	1,205
Less: derivative activity related to certain annuities	(5,823)	(63,445)	22,620
	$(149,182)	$(81,161)	$(200,705)
Net investment income
Life Marketing	$446,014	$387,953	$361,921
Acquisitions	529,261	458,703	479,743
Annuities	507,229	482,264	440,096
Stable Value Products	145,150	171,327	221,688
Asset Protection	21,650	23,959	28,448
Corporate and Other	104,140	100,639	71,167
Total net investment income	$1,753,444	$1,624,845	$1,603,063
Amortization of DAC and VOBA
Life Marketing	$120,884	$91,363	$144,125
Acquisitions	75,041	64,410	59,025
Annuities	71,060	(3,182)	81,928
Stable Value Products	4,556	5,430	3,471
Asset Protection	26,255	29,540	29,908
Corporate and Other	2,654	1,694	1,900
Total amortization of DAC and VOBA	$300,450	$189,255	$320,357

(3)	Includes other-than-temporary impairments of $47.3 million, $41.4 million, and $179.9 million for the year ended December 31, 2011, 2010, and 2009, respectively.

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. OPERATING SEGMENTS — (Continued)

		Operating Segment Assets
		As of December 31, 2011
		(Dollars In Thousands)
	Life			Stable Value
	Marketing	Acquisitions	Annuities	Products
Investments and other assets	$10,453,448	$11,471,856	$14,872,173	$ 2,767,163
Deferred policy acquisition costs and
value of business acquired	2,582,687	824,277	548,494	2,347
Goodwill	—	38,713	—	—
Total assets	$13,036,135	$12,334,846	$15,420,667	$ 2,769,510
	Asset	Corporate		Total
	Protection	and Other	Adjustments	Consolidated
Investments and other assets	$ 703,399	$ 8,403,562	$ 21,491	$48,693,092
Deferred policy acquisition costs and
value of business acquired	52,519	1,612	—	4,011,936
Goodwill	48,158	—	—	86,871
Total assets	$ 804,076	$ 8,405,174	$ 21,491	$52,791,899

		Operating Segment Assets
		As of December 31, 2010
		(Dollars In Thousands)
	Life			Stable Value
	Marketing	Acquisitions	Annuities	Products
Investments and other assets	$ 9,623,944	$10,270,540	$12,603,533	$ 3,069,330
Deferred policy acquisition costs and
value of business acquired	2,475,621	810,681	471,163	6,903
Goodwill	—	41,812	—	—
Total assets	$12,099,565	$11,123,033	$13,074,696	$ 3,076,233
	Asset	Corporate		Total
	Protection	and Other	Adjustments	Consolidated
Investments and other assets	$ 677,297	$ 7,295,429	$ 23,686	$43,563,759
Deferred policy acquisition costs and
value of business acquired	54,707	3,497	—	3,822,572
Goodwill	48,158	—	—	89,970
Total assets	$ 780,162	$ 7,298,926	$ 23,686	$47,476,301

22. CONSOLIDATED QUARTERLY RESULTS —UNAUDITED

The Company’s unaudited consolidated quarterly operating data for the years ended December 31, 2011 and 2010 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management’s opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or

PROTECTIVE LIFE INSURANCE COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. CONSOLIDATED QUARTERLY RESULTS — UNAUDITED — (Continued)

years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowner’s equity, and cash flows for a period of several quarters.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
		(Dollars In Thousands)
2011
Premiums and policy fees	$662,256	$712,472	$693,161	$716,245
Reinsurance ceded	(324,417)	(356,603)	(319,732)	(363,162)
Net of reinsurance ceded	337,839	355,869	373,429	353,083
Net investment income	427,311	434,425	445,928	445,780
Realized investment gains (losses)	(7,986)	19,974	31,880	1,559
Other income	43,863	56,107	47,262	42,262
Total revenues	801,027	866,375	898,499	842,684
Benefits and expenses	692,304	717,780	767,024	719,526
Income before income tax	108,723	148,595	131,475	123,158
Income tax expense	37,965	51,546	42,739	32,267
Net income	$70,758	$97,049	$88,736	$90,891

2010
Premiums and policy fees	$624,835	$675,205	$636,239	$673,078
Reinsurance ceded	(299,914)	(372,925)	(326,716)	(381,157)
Net of reinsurance ceded	324,921	302,280	309,523	291,921
Net investment income	398,188	408,548	413,377	404,732
Realized investment gains (losses)	13,291	(67,386)	8,664	18,049
Other income	22,557	25,205	30,579	32,535
Total revenues	758,957	668,647	762,143	747,237
Benefits and expenses	647,484	606,478	659,938	635,817
Income before income tax	111,473	62,169	102,205	111,420
Income tax expense	35,296	21,555	34,557	37,621
Net income	$76,177	$40,614	$67,648	$73,799

23. SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2011, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

In January of 2012, the Company repurchased $91.7 million of its outstanding non-recourse funding obligations. These repurchases resulted in a $29.3 million pre-tax gain for the Company.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

								Amortization
								of
				Stable				Deferred
	Deferred			Value				Policy
	Policy			Products,				Acquisitions
	Acquisition			Annuity				Costs
	Costs	Future		Contracts	Net			and
	and	Policy		and	Premiums		Benefits	Value
	Value of	Benefits		Other	and	Net	and	of	Other
	Businesses	and	Unearned	Policyholders’	Policy	Investment	Settlement	Businesses	Operating	Premiums
Segment	Acquired	Claims	Premiums	Funds	Fees	Income(1)	Expenses	Acquired	Expenses(1)	Written(2)
(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life Marketing	$2,582,687	$11,755,841	$589,027	$274,870	$744,819	$446,014	$978,098	$120,884	$(21,316)	$196
Acquisitions	824,277	7,804,207	6,792	3,669,366	414,823	529,261	662,293	75,041	55,792	22,386
Annuities	548,494	1,175,690	103,314	7,497,370	68,319	507,229	390,788	71,060	53,867	—
Stable Value
Products	2,347	—	—	2,769,510	—	145,150	81,256	4,556	2,557	—
Asset
Protection	52,519	53,987	517,274	1,645	170,898	21,650	88,257	26,255	151,928	161,387
Corporate
and Other	1,612	78,002	1,851	50,113	21,361	104,140	21,528	2,654	131,136	21,107
Total	$4,011,936	$20,867,727	$1,218,258	$14,262,874	$1,420,220	$1,753,444	$2,222,220	$300,450	$373,964	$205,076

For The Year Ended December 31, 2010:
Life Marketing	$2,475,621	$10,910,433	$520,589	$275,325	$736,252	$387,953	$921,765	$91,363	$(32,305)	$246
Acquisitions	810,681	6,241,033	16,329	3,857,946	246,698	458,703	512,433	64,410	25,559	766
Annuities	471,163	1,231,374	93,609	6,985,784	42,650	482,264	407,455	(3,182)	39,285	—
Stable Value
Products	6,903	—	—	3,076,233	—	171,327	123,365	5,430	3,325	—
Asset
Protection	54,707	63,357	509,273	2,258	178,883	23,959	86,799	29,540	130,585	168,762
Corporate
and Other	3,497	84,068	2,125	48,216	24,162	100,639	24,575	1,694	117,621	23,961
Total	$3,822,572	$18,530,265	$1,141,925	$14,245,762	$1,228,645	$1,624,845	$2,076,392	$189,255	$284,070	$193,735

For The Year Ended December 31, 2009:
Life Marketing	$2,277,256	$9,969,274	$539,061	$234,467	$653,441	$361,921	$782,372	$144,125	$(49,561)	$492
Acquisitions	839,829	5,878,326	21,805	3,896,074	261,516	479,743	532,992	59,025	14,768	854
Annuities	430,704	1,296,249	54,748	6,248,437	33,831	440,096	350,850	81,928	28,089	—
Stable Value
Products	12,112	—	—	3,581,150	—	221,688	154,555	3,471	3,565	—
Asset
Protection	59,821	95,507	558,464	2,379	190,292	28,448	109,381	29,908	116,346	178,530
Corporate
and Other	5,549	63,974	2,344	44,635	26,564	71,167	29,896	1,900	109,444	26,413
Adjustments(3)	—	23,429	—	—	—	—	—	—	—	—
Total	$3,625,271	$17,326,759	$1,176,422	$14,007,142	$1,165,644	$1,603,063	$1,960,046	$320,357	$222,651	$206,289

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Excludes Life Insurance
(3)	Balance sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

			Assumed			Percentage of
		Ceded to	from			Amount
	Gross	Other	Other	Net		Assumed to
	Amount	Companies	Companies	Amount		Net
		(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life insurance in-force	$728,670,260	$469,530,487	$32,812,882	$291,952,655		11.2%
Premiums and policy fees:
Life insurance	2,245,359	1,278,273	248,467	1,215,553	(1)	20.4
Accident/health insurance	43,161	14,415	21,719	50,465		43.0
Property and liability
insurance	219,267	71,225	6,160	154,202		4.0
Total	$2,507,787	$1,363,913	$276,346	$1,420,220

For The Year Ended December 31, 2010:
Life insurance in-force	$753,518,782	$495,056,077	$18,799,243	$277,261,948	6.8
Premiums and policy fees:
Life insurance	2,153,318	1,284,504	166,606	1,035,420	16.1
Accident/health insurance	49,520	17,323	63	32,260	0.2
Property and liability
insurance	232,744	78,885	7,106	160,965	4.4
Total	$2,435,582	$1,380,712	$173,775	$1,228,645

For The Year Ended December 31, 2009:
Life insurance in-force	$755,263,432	$515,136,471	$19,826,424	$259,953,385	7.6
Premiums and policy fees:
Life insurance	2,135,750	1,350,061	113,306	898,995	12.6
Accident/health insurance	59,202	21,859	126	37,469	0.3
Property and liability
insurance	298,832	137,116	67,464	229,180	29.4
Total	$2,493,784	$1,509,036	$180,896	$1,165,644

(1)	Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS
PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

		Additions
	Balance	Charged to			Balance
	at beginning	costs and	Charges to		at end of
Description	of period	expenses	other accounts	Deductions	period
		(Dollars In Thousands)
2011
Allowance for losses on commercial
mortgage loans	$11,650	$9,603	$—	$(16,278)	$4,975
2010
Allowance for losses on commercial
mortgage loans	$1,725	$11,071	$—	$(1,146)	$11,650
2009
Allowance for losses on commercial
mortgage loans	$2,230	$3,320	$—	$(3,825)	$1,725
Bad debt reserve associated with Lender’s
Indemnity product line	30,611	—	—	(30,611)	—

PART C: OTHER INFORMATION

Item 26. Exhibits

(a)	Board of Directors Resolution. Resolution of the Board of Directors of United Investors Life Insurance Company establishing United Investors Universal Life Variable Account.(1)
(b)	Custodian Agreements. Not Applicable.
(c)	Contracts
	(1)	Sterne Agee Financial Services, Inc. Agreements:
		a.	Principal Underwriting Agreement(5)
			i.	Amendment to Principal Underwriting Agreement(10)
			ii.	Second Amendment to Principal Underwriting Agreement(8)
			iii.	Third Amendment to Principal Underwriting Agreement(10)
			iv.	Fourth Amendment to Principal Underwriting Agreement(11)
		b.	Limited Selling Agreement(6)
	(2)	Comerica Securities, Inc. Agreement:
		a.	Principal Underwriting Agreement(11)
	(3)	Investment Distributors, Inc.
		a.	Distribution Agreement(13)
			(i)	Revised Schedule 1 of Distribution Agreement(13)
(d)	Contracts. Specimen Flexible Premium Variable Life Insurance Policy(1)
(e)	Applications. Application form(3)
(f)	Depositor’s Certificate of Incorporation and By-Laws.
	(1)	Amended and Restated Articles of Incorporation of United Investors Life Insurance Company.(12)
	(2)	Amended and Restated By-laws of United Investors Life Insurance Company.(12)
	(3)	2011 Amended and Restated Charter of Protective Life Insurance Company(13)
	(4)	2011 Amended and Restated By-Laws of Protective Life Insurance Company(13)
	(5)	2011 Certificate of Amended and Restated Charter for Protective Life Insurance Company(13)
	(6)	Agreement and Plan of Merger (Protective Life Insurance Company and United Investors Life Insurance Company)(13)
	(7)	Articles of Merger of United Investors Life Insurance Company with and into Protective Life Insurance Company(13)
(g)	Reinsurance Contracts. Not applicable.
(h)	Participation Agreements.
	(1)	Form of Participation Agreement(4)
	(2)	First Amendment of Participation Agreement(4)
	(3)	Second Amendment of Participation Agreement(4)
	(4)	Participation Agreement for Ivy Funds Variable Insurance Portfolios(13)
(i)	Administrative Contracts. Not applicable.
(j)	Other Material Contracts:
	(1)	Rule 22c-2 Shareholder Information Agreement(10)
	(2)	Amended Rule 22c-2 Shareholder Information Agreement(13)
(k)	Legal Opinion. Opinion and consent of Max Berueffy, Esquire, as to the legality of the securities being registered (14).
(l)	Actuarial Opinion. Not applicable.
(m)	Calculation.(11)
(n)	Other Opinions.

(1) Consent of Sutherland Asbill & Brennan LLP.(14)
(2) Consent of Independent Registered Public Accounting Firm.
(a) Consent of PricewaterhouseCoopers LLP.(14)
(b) Consent of Deloitte & Touche LLP.(14)
(o)	Omitted Financial Statements. Not applicable.
(p)	Initial Capital Agreements. Not applicable.
(q)	Redeemability Exemption. Description of issuance, transfer and redemption procedures.(8)
(r)	Power of Attorney.(14)

(1)	Incorporated herein by reference to the initial Registration Statement on Form S-6, File No. 333-26505, filed on May 5, 1997.
(2)
Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 12 to Form S-6 Registration Statement, File No. 33-11465, filed on April 29, 1998 (previously filed on January 22, 1987, as an Exhibit to the Form S-6 Registration, File No. 33-11465).

(3)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement, File No. 333-26505, filed on August 8, 1997.
(4)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 1 to the Form N-4 Registration Statement, File No. 333-89797, filed April 26, 2000.
(5)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 2 to the Form N-4 Registration Statement, File No. 333-89797, filed on April 30, 2001.
(6)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 3 to the Form N-4 Registration Statement, File No. 333-89797, filed on April 29, 2002.
(7)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 8 to the Form N-6 Registration Statement, File No. 333-26505, filed on April 30, 2003.
(8)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 9 to the Form N-6 Registration Statement, File No. 333-26505, filed on April 30, 2004.
(9)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 10 to the Form N-6 Registration Statement, File No. 333-26505, filed on May 2, 2005.
(10)	Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 12 to the Form N-6 Registration Statement, File No. 333-26505, filed on April 27, 2007.
(11)	Incorporated herein by reference to Post- Effective Amendment No. 15 to the Registration Statement on Form N-6 (333-26505), as filed with the Commission on April 30, 2010.
(12)	Incorporated herein by reference to Post-Effective Amendment No. 16 to the Registration Statement on Form N-6 (333-26505), as filed with the Commission on April 29, 2011.
(13)	Incorporated herein by reference to the initial Registration Statement on Form N-4 (811-5013), as filed with the Commission on July 2, 2012.
(14)	Filed herewith.

Item 27. Directors and Officers of the Depositor

Protective Life Insurance Company (“Protective Life”) is managed by a board of directors. The following table sets forth the name and position of each of the directors and senior officers.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns	Chairman of the Board, Chief Executive Officer, President, and Director
Richard J. Bielen
Carl S. Thigpen
Deborah J. Long
Carolyn M. Johnson
Carolyn King
Frank Sottosanti
John R. Sawyer
John F. Simon
Lance Black
Brent E. Griggs
Wayne E. Stuenkel
Judy Wilson
Steven G. Walker
Phil Passafiume
Nancy Kane
Robert Bedwell, III
Scott M. Karchunas

Vice Chairman and Chief Financial Officer and Director
Executive Vice President and Chief Investment Officer
Executive Vice President, General Counsel, and Secretary
Executive Vice President, Chief Operating Officer and Director
Senior Vice President, Acquisitions and Corporate Development
Senior Vice President and Chief Marketing Officer
Senior Vice President and Chief Distribution Officer
Senior Vice President and Chief Product Actuary
Senior Vice President and Treasurer
Senior Vice President, Asset Protection Division
Senior Vice President and Chief Actuary
Senior Vice President, Stable Value Products
Senior Vice President and Controller and Chief Accounting Officer
Senior Vice President and Director, Fixed Income
Senior Vice President, and Senior Associate Counsel
Senior Vice President, Mortgage Loans
Senior Vice President, Sales and Marketing Asset Protection Division

Mark Cyphert Stephane Goyer	Senior Vice President, Chief Information and Operations Officer Senior Vice President and Head of Insurance Risk

Item 28. Persons Controlled by or Under Common Control With the Depositor or Registrant

     The Registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company’s outstanding voting common stock is owned by Protective Life Corporation (PLC). Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by PLC may therefore be considered to be under common control with the Registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of PLC for the fiscal year ended December 31, 2011 (File No. 001-11339) filed with the Commission on February 28, 2012.

Item 29. Indemnification

     Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life’s directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been wholly successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

     In addition, the executive officers and directors are insured by PLC’s Directors’ and Officers’ Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriter

(a)
Other Activity. As of July 1, 2012, Investment Distributors, Inc. is the principal underwriter of the policies as defined in the Investment Company Act of 1940 (the “Act”). From February 1, 2010 until June 30, 2012, Comerica Securities, Inc., was the principal underwriter of the policies. Prior to February 1, 2010, Sterne Agee Financial Services, Inc. was the principal underwriter of the policies. Its principal underwriting agreement terminated as of January 31, 2010.

(b)	Management. The following table provides certain information with respect to the principal officers and directors of Investment Distributors, Inc.:

Name and Principal
Business Address*	Position and Offices	Position and Offices with Registrant
Edwin V. Caldwell	President and Director	Vice President New Business Operation, Life and
Annuity Division
Barry K. Brown	Assistant Secretary	Second Vice President, LLC Commissions
Steve M. Callaway	Chief Compliance Officer,	None
Secretary and Director
Julena Johnson	Assistant Compliance Officer	Senior Compliance Analyst II
Carol Majewski	Assistant Compliance Officer	Director II, Compliance Officer
Letitia Morsch	Assistant Secretary	Second Vice President, Annuity and VUL Administration
Lawrence Debnar	Assistant Financial Officer	Vice President, Financial Reporting
Joseph F. Gilmer	Chief Financial Officer	Assistant Vice President, Annuity Financial Reporting
and Director

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223

(c) Compensation from the Registrant. The following commissions and other compensation were received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year ended December 31, 2011:

		(3)
	(2)	Compensation on
(1)	Net Underwriting	Events Occasioning the	(4)	(5)
Name of Principal	Discounts	Deduction of a	Brokerage	Other
Underwriter	and Commissions	Deferred Sales Load	Commissions	Compensation
Investment Distributors, Inc.	$ 0	None	N/A	None
Comerica Securities, Inc.	$16,507	None	N/A	None

Item 31. Location of Accounts and Records

     All of the accounts, books, records or other documents maintained by Section 31(a) of the 1940 Act and rules under it are maintained by Protective Life at 2801 Highway 280 South, Birmingham, AL 35223.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

     Protective Life hereby represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Birmingham and the State of Alabama, on the 2nd day of July, 2012.

UNITED INVESTORS UNIVERSAL LIFE VARIABLE ACCOUNT (REGISTRANT)

By:	/s/ John D. Johns John D. Johns President

By:	PROTECTIVE LIFE
INSURANCE COMPANY (DEPOSITOR)
By:	/s/ John D. Johns John D. Johns President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following Directors and Officers of Protective Life Insurance Company in the capacities and on the Dates indicated.

Signatures	Title	Date

/S/ JOHN D. JOHNS	Chairman of the Board, President
JOHN D. JOHNS	and Director	July 2, 2012

*	Vice Chairman, Chief Financial Officer
RICHARD J. BIELEN	and Director	July 2, 2012

*
CAROLYN JOHNSON	Director	July 2, 2012

*	Senior Vice President, Controller, and
STEVEN G. WALKER	Chief Accounting Officer	July 2, 2012

*BY: /S/ MAX BERUEFFY
Max Berueffy
Attorney-in-Fact		July 2, 2012